UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2026 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number: 001-38056 YEXT, INC. (Exact name of registrant as specified in its charter) Delaware 20-8059722 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 61 Ninth Avenue New York, NY 10011 (Address of principal executive offices, including zip code) (212) 994-3900 (Registrant's telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, par value $0.001 per share YEXT New York Stock Exchange Securities registered pursuant to section 12(g) of the Act: Not applicable Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒ Based on the closing price of the registrant’s common stock on the last business day of the registrant’s most recently completed second fiscal quarter, which was July 31, 2025, the aggregate market value of its shares (based on a closing price of $8.12 per share) held by non-affiliates was approximately $714.7 million. Shares of the registrant’s common stock held by each executive officer and director and by certain entities or persons that owned a certain percentage of the registrant’s outstanding common stock were excluded to the extent that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of February 23, 2026, 123,345,128 shares of the registrant’s common stock, $0.001 par value per share were outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement for its 2026 Annual Meeting of Stockholders (the “Proxy Statement”), to be filed within 120 days of the registrant’s fiscal year ended January 31, 2026, are incorporated by reference in Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS PART I. Item 1 Business 5 Item 1A Risk Factors 13 Item 1B Unresolved Staff Comments 40 Item 1C Cybersecurity 40 Item 2 Properties 41 Item 3 Legal Proceedings 41 Item 4 Mine Safety Disclosures 41 PART II Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 42 Item 6 [Reserved] 44 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations 45 Item 7A Quantitative and Qualitative Disclosures About Market Risk 60 Item 8 Consolidated Financial Statements and Supplementary Data 61 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 99 Item 9A Controls and Procedures 99 Item 9B Other Information 99 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 99 PART III Item 10 Directors, Executive Officers and Corporate Governance 100 Item 11 Executive Compensation 100 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 100 Item 13 Certain Relationships and Related Transactions, and Director Independence 100 Item 14 Principal Accountant Fees and Services 100 PART IV Item 15 Exhibits and Financial Statement Schedules 101 Item 16 Form 10-K Summary 103 INDEX TO EXHIBITS SIGNATURES PAGE

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS This Annual Report on Form 10-K contains, and our officers and representatives may from time to time make, forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risks and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “plan,” “intend,” “could,” “would,” “expect,” “possible,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. Forward-looking statements included in this Annual Report on Form 10-K include, but are not limited to, statements regarding: • our expectations regarding our capital allocation strategy, including our ongoing self-tender offer, and the effects thereof; • our future revenue, cost of revenue, operating expenses and cash flows; • anticipated trends, growth rates and challenges in our business and in the markets in which we operate; • the effect of general macroeconomic conditions, including, but not limited to, the impact of foreign currency fluctuations, interest rates, inflation, recession risks and geopolitical events and shifts, including substantial changes in U.S. government policies, tariff and export restrictions, trade agreements and spending priorities on our business, operations, and financial results and the business and operations of our customers and potential customers; • our beliefs, objectives and strategies for future operations, including introduction of new products, plans to invest in international expansion, research and development, and our sales and marketing teams, and the impact of such investments on our operations; • effects of current and prospective acquisitions and the integrations thereof, including that of our recent acquisitions; • our ability to increase sales of our products; • maintaining and expanding our end-customer base and our relationships with our Publisher Network; and • sufficiency of cash to meet cash needs for at least the next 12 months. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A. “Risk Factors” in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether written or oral, except as required by law. In this Annual Report on Form 10-K, the words “we,” “us” “our,” and “Yext” refer to Yext, Inc. and its wholly owned subsidiaries, unless the context requires otherwise. 4

PART I Item 1. Business Overview Yext, Inc. (“Yext,” the “Company,” “we,” “us” or “our”) empowers businesses to manage their knowledge so they can deliver relevant, actionable answers to consumer questions as well as consistent, accurate and engaging experiences to customers throughout the digital ecosystem. Our digital presence platform (also known as the Answers Platform) lets businesses structure and organize information about their brands in our Knowledge Graph (previously known as Yext Content), which is then delivered across first- and third-party websites and applications through our network of over 200 service and application providers, which we refer to as our Publisher Network. These publishers include among others, Amazon Alexa, Apple, Bing, Facebook, Gemini, Google, OpenAI, and Yelp. Our platform powers all of our key products, including Listings, Reviews, Pages, Search, Social, Relate, and Scout, each with robust analytics capabilities for businesses to easily track performance across customer experiences. It is our mission to empower businesses to easily manage every aspect of their digital presence to make meaningful connections with their customers across every digital touchpoint. The digital consumer journey continues to change with the expansion of artificial intelligence (“AI”) and large language models. Consumers increasingly depend on more tools to find information and interact with brands across search, websites, apps, voice assistants and AI chat. Consumers are no longer solely depending on individual keyword searches like “mortgage” or “menswear.” Instead, they are increasingly using natural language phrases like “wealth advisor near me who specializes in healthcare” or asking specific questions like “what’s the best menswear store in London that sells dress shirts and is open now?” Additionally, consumers are leveraging multiple channels, such as online reviews and social media, to find information that influences decisions both in-person and online. Publishers are increasingly answering these questions directly across digital touchpoints using complex algorithms that evaluate a brand’s presence across many sources. In order to win customer impressions and conversions, businesses must maintain an accurate and consistent digital presence with proactive knowledge management to engage with customers across as many channels as possible. With the evolution of consumer behavior and expectations, successful businesses have changed how they market their brands to be discovered and considered. The rapidly evolving AI landscape is changing search engine optimization, and it is becoming more challenging for businesses to keep up and manage all of their information and channels at scale, across various locations and regions. Poor user experience on a business’s own website may result in lost sales opportunities or may cause consumers to visit a competitor’s website. The challenge for businesses is to understand and provide accurate answers to consumer’s questions while delivering a rich, consistent experience across all digital touchpoints without relying on “best guess” data that can be incomplete, misleading or incorrect. Yext first pioneered a better way for businesses to control and publish the critical information about themselves to answer consumer questions and now leads the industry in digital presence management. We do so by enabling brands to collect, organize, and deliver their critical knowledge to consumers and manage their digital presence at scale to connect, engage, and convert customers. With one central platform, businesses can efficiently manage their digital presence at scale while maintaining a consistent and compelling brand story that resonates with their customers. Businesses can select as many products as needed to meet their goals. By leveraging Scout, Listings, Reviews, Social, Pages and one-on-one engagement, Yext drives a complete online digital presence for multi-location brands. Businesses of nearly all sizes and in a diverse set of industries can benefit from our platform and capabilities. Yext enables businesses to: • manage a consistent brand experience across all digital channels; • increase local engagement by ensuring all publishers have accurate information about their business; • access one platform for all digital marketing channels, with the ability to integrate with their existing marketing solutions and consolidate marketing data; • make data-driven marketing decisions with access to real-time data and trend analysis across digital channels; • leverage AI to deliver accurate information in a timely fashion and engage with consumers more efficiently and effectively while automating and optimizing workflows; and • modify, enhance and control the information about each of their locations, professionals, menus, events or other entities in one place. Industry Background Managing Information Online Is Challenging. Many businesses struggle to effectively control, structure and manage information across the digital ecosystem where consumers discover their businesses. This is due to several factors: 5

• Lack of Control of Information Online. Many answers and results provided by searches currently come from third-party sources such as data aggregators, governmental agencies and consumers. The net result of this third-party sourcing has been to produce “best guess” data that can often miss or misstate the true facts about businesses worldwide. • Attributes that Describe the Information About a Business Are Expanding. To respond to consumer questions, businesses need to be able to define the information about their business using detailed, category-specific attributes ranging from name, address and phone number to more detailed items such as whether a hotel accepts pets, a restaurant has a gluten-free menu, or a doctor accepts certain insurance plans. • Information About a Business Is Dynamic. The information about a business include dynamic attributes that change frequently, such as opening hours, holiday hours, menus, events, and promotions. • Information About a Business Exists in Many Places. With popular services such as Google, Facebook, and Yelp, as well as vertical search applications and search leveraging AI using mobile, voice-based and in-app search, businesses need an efficient way to control their information across these multitude of services. • Regulatory Compliance Creates Additional Complexity. Regulated industries such as financial services and healthcare must ensure they comply with their respective industries’ complex regulations regarding data and consumer engagement with their services and providers. AI Is Reshaping Digital Discovery. AI is changing how consumers search for and engage with business information and make decisions. From natural language search queries to personalized recommendations and zero-click results, AI models increasingly surface information directly from a brand’s presence across multiple platforms. As these tools become more sophisticated, businesses must maintain accurate, structured, and accessible data across all channels to remain discoverable, relevant, and competitive. Consistent Knowledge About a Business Is Fundamental. When potential consumers want to make a purchase, businesses need to be able to answer consumers' questions accurately and directly. Inaccurate or incomplete information may result in lost sales opportunities, negative brand experiences and organizational inefficiencies. Businesses Need to Provide Consumers with Relevant and Actionable Information. When consumers ask questions about businesses, they expect to be able to quickly find the relevant information they need about those organizations. Furthermore, the increase in the number of mobile users around the world has resulted in the need for business information to be available on the applications where consumers engage and to be presented in a way that is consistent with the language and customs of each geography in which consumers reside. Existing Alternatives Are Inadequate. Traditional methods for managing information about brands across multiple touchpoints are complex and cumbersome. Simply managing and updating information within the few core search engines, such as Google and Bing, through these traditional methods is already very challenging, and becomes even more so when implementing updates on an increasing number of other services such as Instagram, Snapchat, and Uber. This has become even more complex as AI search experiences are expanding. Consumer Reviews Are of Critical Importance. Many major applications include consumer review data in their search results and may rank businesses and professional service providers based on the number, quality and recency of reviews. A limited number of reviews or a few poor reviews without offsetting positive reviews may result in an otherwise lower search ranking in certain applications. Search Drives Commerce. When searching for a business, consumers need to know many relevant attributes such as qualifications of a wealth advisor, amenities at a hotel, or course offerings at a university. As a result, businesses must ensure that the information about their business is available, accurate and consistent online so that they can be found. Moreover, businesses want to make sure that they appear prominently online when nearby consumers search for them and that consumers can quickly and effectively find the details they are seeking to make a commercial choice. Consumers Search Using Natural Language. Consumers are no longer just typing in individual keywords, but are also using natural language phrases in search. When using AI search, consumers may ask for deep explanations, help with planning, or personalized recommendations. Businesses need to be able to understand those questions and answer them accurately and directly. Search Results Provide Direct Answers. Search that is powered by AI has grown significantly in recent years. Businesses are now able to leverage search to help consumers discover what they need directly on the search engine results page. Poor Search Experience Results in Lost Transactions. While consumer online search behavior has changed, we believe the search experience on many businesses' websites has not evolved to meet consumer expectations. Many searches on a business’s website are unable to understand natural language queries and instead return a list of links based on keywords rather than direct answers. Poor search experience on a business’s own website may result in lost sales opportunities or may cause consumers to visit a competitor’s website. 6

Growth Strategy Key elements of our strategy include: • Grow Our Customer Base. We believe that there is a substantial opportunity to continue to increase the size of our customer base across a broad range of industries and companies. We plan to continue to invest in targeted go-to-market strategies to grow our customer base, both domestically and internationally. • Expand Existing Customer Relationships. We continue to expand our relationships with existing customers. For example, some businesses may initially purchase our Listings product for their stores in a particular country with opportunities to expand to other stores in the geographic region. We continue to sell additional products and features of our platform, such as Pages, Reviews, Search, Social, and Relate, to existing customers. See "Sales and Marketing" for a discussion of customer retention and our ability to expand customer relationships. • Expand Our International Business. We sell our platform throughout the world and believe there are substantial opportunities to increase sales to customers outside of the United States as well as to help our existing U.S.-based customers manage data for more of their international business. We have an established presence in the United Kingdom, Germany, France, Italy, the Netherlands, Spain, Switzerland and Japan and we intend to continue to grow our business in some of those locations, while exploring additional opportunities for expansion in other regions. • Develop and Market New Products and Features. We are committed to developing and marketing innovative capabilities, including through strategic acquisitions, and we will continue to invest in our platform to help our customers better control the information about their businesses online. • Drive Usage of Our Platform. Our customer success professionals are responsible for building relationships and increasing our customers' adoption of the Yext platform. Our comprehensive training program and community helps our customers develop skills to build custom solutions on our platform. • Extend the Publisher Network. We plan to continue to expand our Publisher Network. As of January 31, 2026, our Publisher Network was comprised of over 200 service and application providers. We continue to focus on adding more industry vertical-specific and international services to our Publisher Network as well as including new services that may become more commonly used in the future. • Expand Integrations. Yext offers integrations with a number of other platforms through the Yext App Directory and Yext Connectors framework. These integrations offer our customers the ability to connect Yext with other systems. The App Directory includes integrations with third-party applications that can supplement our existing platform capabilities. The Connectors framework provides organizations with pre-built or custom integrations that can be used to pull content into the Knowledge Graph. The continued expansion of the Yext App Directory and Yext Connectors framework will give organizations additional flexibility to support new and varied use cases, growing our market opportunity and further increasing customer retention. Key Benefits of Our Platform The Yext digital presence platform provides the following benefits depending on a customer’s subscription level and enabled product features: • Control over Information. Our platform is the system of record that enables our customers to control and centralize the information about their businesses, resulting in the elimination of inaccurate and duplicate data and the ability to seamlessly update data across our Publisher Network. • Flexibility for Optimized Management of Business Attributes. Our technology enables businesses to develop structured data that suits their business needs and is optimized for search and discovery. Our platform gives businesses the ability to organize, edit and update the information about their business based on numerous standard attribute fields, such as address and hours of operation, and increase the depth of their data using our extensible custom fields, such as menu options or accepted insurance plans. • Direct Integrations with the Most Relevant Services. Our platform, coupled with our Publisher Network of over 200 maps, apps, search engines, intelligent GPS systems, digital assistants, vertical directories and social networks, provides our customers with the ability to update their information and content across this network with a single click. • Increased Discoverability and Conversions. With structured data stored in the Knowledge Graph coupled with the applications in our Publisher Network, our customers provide search engines and voice assistants with the data they need to answer questions about their businesses. By providing accurate and direct answers to questions and guiding consumers to transact directly from search results, we believe businesses are able to capture, convert and retain more of their customers. 7

• Create and Manage Compelling Landing Pages for Consumers at Scale. Yext Pages enables businesses to create and manage compelling landing pages on their website at scale using the Knowledge Graph. When data is updated on a business’s Knowledge Graph, Yext automatically publishes the changes to a business's website, so that the most accurate, up-to-date answers are available to customers on and off a business's website. • Ability to Drive More Reviews and Increase Consumer Engagement. Yext Reviews helps our customers to gather additional genuine consumer reviews and add those reviews to a customer's website as well as monitor and respond to reviews posted across the Publisher Network. • Ability to Perform Advanced Analytics. Our platform's advanced analytics (Scout) informs businesses about their digital public presence performance across both traditional search and AI search on a location by location level, benchmarked against competitors. These insights, coupled with concrete recommendations to improve their performance, allow customers to immediately optimize their brand visibility results. • Reduced Support Costs. We have tailored our products and features to resolve a customer’s specific search needs such as support search on both internal and external platforms. For this use case, our platform is designed to understand the meaning behind customer questions and deliver direct answers drawing from a business's FAQs, product manuals and help articles. By helping consumers resolve their own questions and reducing support agent's case resolution times, our platform reduces a business's support costs. • Global Reach and Local Expertise. Our platform integrates with both global and country-specific search engines and applications, accepts international address and phone number data, and allows local employees to contribute individual expertise, providing a consumer experience that respects local languages, address formats and customs. The Yext Digital Presence Platform Yext's cloud-based platform powers products and features that allow our customers to provide accurate and direct answers to consumer questions, to control the information about their businesses and the content of their landing pages and to manage their consumer reviews, all from a single login. From our platform customers can centralize, control and manage data fields, including store information such as name, address, phone number and holiday hours; professional information such as headshots, specialties or education; job information such as title and description; FAQs and more. These and other public data about a business are stored in a database called the Knowledge Graph. The Knowledge Graph organizes data in a way that can answer complex questions by storing both data points themselves and the multiple relationships between data points. Our customers can then use information from the Knowledge Graph to answer consumers' questions, to power and update their landing pages and to make this information available through our Publisher Network of over 200 maps, apps, search engines, intelligent GPS systems, digital assistants, vertical directories and social networks in a complete, up to date and accurate manner. Additionally, our solution suite allows customers with distributed providers (e.g., mortgage brokers, insurance agents) to centrally manage and support compliant texting and social media engagement between end customers and their representatives. The key products and features that comprise the Yext platform include: • Listings. Listings allows our customers to sync and update the content they store in the Yext platform across our Publisher Network providing customers with greater control and consistency over their brand. • Content. Content powers the Knowledge Graph that organizes data in a way that can answer complex questions by storing both data points themselves and the multiple relationship between data points. • Pages. Pages enables businesses to create landing pages on their website to capture traffic from search engines and establish a call-to-action for consumers who reach those pages. • Reviews. Reviews enables customers to encourage and facilitate reviews, thereby increasing the quantity and quality of the reviews available to potential consumers and provides tools to manage their reviews from multiple sources across our Publisher Network from a single location. • Connectors. Connectors unifies data from different external sources into a centralized data storage that powers the experiences and knowledge behind different channels. • Search. Search delivers a natural-language search experience on a company’s website and other digital properties, where consumers can search a company’s Knowledge Graph and get direct answers in the form of knowledge cards, maps and other relevant results. • Social. Social empowers brands to build and grow relationships with their local customers at scale by easily posting, engaging, and responding to relevant content, social comments, and offers across social channels. • Relate. Relate assists financial and other professionals with their compliance obligations and enables them to engage with clients and prospects through text messaging and mobile voice calling, integrating with CRM and archival systems to enhance communication, automate outreach, and provide AI-powered insights for better client engagement. 8

Our platform contains various other features. For example, Scout provides businesses a holistic view of where and how consumers interact with their brand both on their own websites and on third-party applications as well as insight into consumer interactions on their Yext Listings, Reviews, Pages, and Search experiences that can drive customer revenue. The insights provided span both traditional and AI search, showing customers how they rank in each and benchmark against their top competitors at both a national and local level. These insights are married to recommendations that can be immediately actioned to improve performance. Ultimately, our platform helps businesses deliver accurate, consistent, up to date and compelling information to consumers. We also offer our customers additional resources including a comprehensive training program. We continue to invest in platform and features development to help our customers better control the information about their business and have released new products and features to all of our customers multiple times a year. Our Technology Our cloud-based platform is designed to scale as we continue to add customers and allows us to support the entities managed with our platform and the millions of associated facts. Our platform is built primarily with industry-standard open source technology. We use a microservices-based architecture to maximize the manageability, flexibility and scalability of our software as it continues to grow more complex. We also employ a modern continuous delivery approach to building, testing and deploying our software. Hosting Our administrative and content management software is run from co-location data centers in the United States and third-party hosting services in the European Union. To provide the highest level of up-time and lowest latency for our platform capabilities, key high-volume services are hosted by third-party hosting services, which allows easier and greater scalability and provides for redundancy. Data Structure The Yext platform allows customers to collect, store and manage structured data, consistent with standards published by schema.org. Schema.org is an open and collaborative initiative launched by certain large search engines that defines the vocabulary and format for structured markup. Search engines like Google and Bing consume data through structured markup placed in the underlying code of web pages. We actively monitor and track the schema.org standards so that our platform stores and publishes data in accordance with the most current schema.org specifications. Integrations with our Publisher Network, and App Directory, and Connectors framework The functionality of our platform is dependent on integrations with a variety of third-party technologies that comprise our Publisher Network, App Directory, and Connectors framework. For example, we rely on integrations with each of the applications in our Publisher Network to accomplish some or all the following key tasks: • search for existing listings and retrieve details about them, in order to match our customers’ data in the Knowledge Graph to existing listing data; • claim listings and deliver updated content; • retrieve or get notified about reviews and allow review response; and • obtain statistics about traffic on listings to display to our customers in our platform. Yext’s integrations through our App Directory and Connectors framework offer our customers the ability to connect Yext with other systems to enable customers to accomplish some or all of the following key tasks: • consolidate content from different systems into the Knowledge Graph; • sync content from the Knowledge Graph to various systems and applications; • power chatbots; • join insights from Yext with other platforms to perform deeper business analysis; • optimize marketing campaigns; and • optimize scheduling, appointment bookings, and other specific tasks. Over the years, we have developed special integrations with a number of the applications in our Publisher Network, App Directory, and Connectors framework. We have also worked with the major application providers to develop trust and strong working relationships, resulting in specific operational workflows, processes for issue resolution, and specialized technology and processes tailored to the nuances of each. For smaller application providers, we have developed our own Application Programming Interface, or API, specifications that can be used to build and implement integration with our platform. 9

Our Customers We serve businesses with locations throughout the world. These include many leading businesses in a diverse set of industries, such as healthcare, hospitality, food services, retail and financial services. For this purpose, we define a customer as a separate and distinct entity, such as a company, a government institution, or a business unit of a large corporation, that has its own separate contract with us to access our platform. No single customer accounted for more than 10% of our revenue for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. Customer Success and Support Our customer success and support teams enable customers to quickly onboard and implement our solutions. The success team works with our largest enterprise clients to deliver strategic customer service, and our support group responds to inquiries about the use of our products. We provide three levels of customer support, which may include services such as priority access to technical resources, faster target response times and other additional assistance. As the Yext platform can be used by a number of different roles throughout the organization, for an additional fee, we also offer field user support which includes one-on-one training, review of content based on brand guidelines, and other support services. Professional Services We offer professional services to customize our platform for our customers. Our professional services teams comprised of project managers, engineers and design experts offer various services including custom built landing pages and data integrations as well as ongoing maintenance and services. Sales and Marketing We sell our platform throughout the world to customers of all sizes, including our enterprise, mid-size, and third-party reseller customers. In transactions with resellers, we are only a party to the transaction with the reseller and are not a party to the reseller’s transaction with its customer. We continue to develop programs comprised of technology companies and consultants to promote the Yext platform to their customers. Our sales organization varies by market within each country and will change over time as we build critical mass and address various verticals within a market. We may make changes to our sales approach as we update our strategy. We offer annual and multi-year subscriptions to our platform. Revenue is a function of the number of customers, the number of licenses or capacity purchased by each customer, the package to which each customer subscribes, the price of the package and renewal rates. Our subscriptions are offered in a discrete range of packages, with pricing based on specified feature sets and the number of entities managed on our platform, such as locations, persons and events, among others. We refer to these locations, persons, and other entities collectively as “licenses.” Our packages start with basic access to the Knowledge Graph and successively include access to additional capabilities at a higher cost. We offer our enterprise and mid-size customers the option to purchase our products separately, in addition to packages with pricing based on licenses as well as capacity. Our marketing efforts are focused on driving brand awareness and generating demand for our products. We use a variety of marketing programs across traditional and emerging channels to reach our target audiences. Our primary marketing activities include campaigns, paid media, thought leadership content, communications, and Yext-led third-party events. Research and Development Our global research and development organization is responsible for the development, design and testing of our platform as well as APIs that facilitate the integration of our platform with third-party applications. Our research and development team uses and shares the same technology, platform development tools and data across various sites. We have and will continue to invest in our research and development team to enable the release of new products and features multiple times a year. Intellectual Property Our intellectual property is an essential element of our business. We rely on a combination of patent, trade secret, trademark, copyright and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property rights. We also license certain third-party technology for use in conjunction with our platform. We believe that our continued success depends on hiring and retaining highly capable and innovative employees, especially as it relates to our engineering base. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. 10

Patents and Patent Applications As of January 31, 2026, we had 54 issued U.S. patents, ten issued design patents, ten issued national stage patents, 20 non- provisional applications, two provisional application, and 31 national stage applications outside of the U.S. The issued patents have expiration dates ranging from 2032 to 2047. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Trademarks We rely on registered and unregistered trademarks to protect our brand. As of January 31, 2026, we had 175 trademarks registered globally. “Yext” is a registered trademark in the United States and in certain other countries. Competition The market for our platform is new and rapidly evolving, and we face many competitors with a variety of product offerings. Our competition comes from businesses that choose to manage their online, public-facing data in-house systems that corporate personnel employ in a fragmented manner rather than pay for a third-party product or service. Businesses may also attempt to use in-house resources to develop their own solutions for some or all of the features that our platform provides. In addition, other companies have and may continue to offer products and services at lower price points than us or that compete with some of the features present in our platform. For example, certain local marketing and reputation management companies offer one or more products that manage location information across search platforms or facilitate monitoring and responding to reviews. We believe that we generally compete favorably with our competitors because of the size and breadth of our integrations and relationships with the applications in our Publisher Network, the features and performance of our platform, the ease of integration of our platform with the technological infrastructures of our customers and the incremental marketing benefits and return on investment that our various products and features offer to our customers. As we develop our platform, we will introduce products and features that compete in new markets and as a result we will face more established businesses in these markets. We believe our product is differentiated from that of our competitors because of its ease and cost of deployment, ability to leverage structured data in Knowledge Graph, multi-algorithm approach and natural language understanding. As we introduce new features and our existing platform evolves, or as other companies introduce new products and services, we may become subject to additional competition. Human Capital We believe that creating great customer experiences begins with having a high-performance culture that values the contributions of every employee. Yext is committed to providing a safe, productive, discrimination-free and harassment-free work environment. All employees are responsible for compliance with our Code of Conduct and Employee Handbook, which includes our anti-harassment policy. These policies and practices help us foster a workplace environment that promotes performance and the opportunity for every employee to positively impact the customer experience. We support six employee resource groups, or ERGs, that are led by employees with a senior executive sponsor. The ERGs play a critical role in attracting high performing talent, outreach to customers, community involvement, and facilitating engagement in mentoring and professional development, and contribute to the growth of Yext business. To attract and retain highly capable and innovative employees, we pay for performance relative to the competitive market for talent in every location where Yext has employees. Our compensation packages include market-competitive pay, an Employee Stock Purchase Plan, healthcare and retirement benefits, paid time off and family leave and flexible work schedules. We also offer the opportunity for employees to share in the success of the company through equity awards with multi-year vesting provisions to align the interest of employees with Yext stockholders, which reward our employees for long term corporate performance and promote retention throughout the vesting period. We have invested resources to develop employee talent. In addition, we conduct an annual employee survey to measure employee engagement and identify areas for improvement over time. As of January 31, 2026, we had approximately 1,120 full-time employees, approximately 27% of whom are based in our New York headquarters. Governmental Regulation We are subject to governmental regulation and other legal obligations, including those related to privacy, data protection and information security. Compliance with such laws and regulations could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and otherwise have an adverse impact on our operating results. For additional information about the impact of government regulations on our business, see "Risk Factors—Risks Related to Laws, Regulation and Taxation" in Part I, Item 1A in this Annual Report on Form 10-K. 11

Additional Information We are a Delaware corporation with our headquarters located at 61 Ninth Avenue, New York, NY 10011. You can access our website at www.yext.com and our investor relations website at http://investors.yext.com. We webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also frequently provides notifications of news or announcements regarding our financial performance and other items that may be material or of interest to our investors, including SEC filings, investor events, press and earnings releases, and blogs. Our telephone number is (212) 994-3900. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website at http://www.sec.gov that contains our SEC filings. None of the information contained on, or that can be accessed through, our website, our investor relations website or the SEC's website is part of this Annual Report on Form 10-K nor is such information incorporated by reference herein. 12

Item 1A. Risk Factors You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect our business. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment. Risk Factor Summary This risk factor summary contains a high-level summary of risks associated with our business, but does not address all of the risks that we face. Additional discussion of the risks summarized below, and other risks that we face, may be found immediately following this summary. Risks Related to Strategic Considerations • Our capital allocation strategy, including our ongoing self-tender offer, may not be effective at enhancing stockholder value, or providing other benefits we expect. Risks Related to Our Business and Industry • Our revenue has slowed and even contracted in recent periods. • We have a history of losses and may not achieve profitability in the future. • Adverse economic conditions including inflation, trade disputes, or reduced technology spending may adversely impact our business. • We have and may continue to expand our business through acquisitions, which may result in unexpected risks and challenges to complete and integrate. • Because we recognize revenue from subscriptions for our platform over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results. • Our business has evolved, which makes it difficult to predict our future operating results. • We have experienced significant changes to our organization and structure and may not be able to effectively manage such changes. • Failure to adequately manage our sales force will impede our growth. • We have significant international operations, which exposes us to risk. • Our growth depends in part on the success of our strategic relationships with existing and prospective Publisher Network application providers. • Changes to our pricing models could adversely affect our operating results. • Our success depends on a fragmented internet environment for finding information, particularly information about businesses. • Our platform faces competition in the marketplace. If we are unable to compete effectively, our operating results could be adversely affected. • Business and professional service providers may not widely adopt our platform to manage their information or as an important part of their marketing strategy, which would limit our ability to grow our business. • If customers do not renew their subscriptions for our platform or if they reduce their subscriptions at the time of renewal, our revenue will decline and our business will suffer. • If we are unable to attract new customers, our revenue growth could be slower than we expect and our business may be harmed. • If we fail to integrate our platform with a variety of third-party technologies, our platform may become less marketable and less competitive or obsolete and our operating results would be harmed. • If we are unable to successfully develop and market new features, make enhancements to our existing features, or expand our offerings into new markets, our business, results of operations and competitive position may suffer. • If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our platform may become less competitive. 13

• If customers do not expand their use of our platform beyond their current subscriptions and licenses, our ability to grow our business and operating results may be adversely affected. • Because our platform is sold to enterprises that often have complex operating environments, we may encounter long and unpredictable sales cycles, which could adversely affect our operating results in any given period. • A portion of our revenue is dependent on a few customers. • A significant portion of our revenue is dependent on third-party reseller customers, the efforts of which we do not control. • We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all. Risks Related to Information Technology, Intellectual Property, and Data Security • A security breach, network attack or security incident could delay or interrupt service to our customers, result in the unauthorized access to, or use, modification or publishing of customer content or other information, harm our reputation or subject us to significant liability. • Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and operating results. • We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition. • Our platform utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. • We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could adversely affect our business. • The reliability of our network and support infrastructure will be critical to our success. Sustained failures or outages could lead to significant costs and service disruptions, which could negatively affect our business, financial results and reputation. • Real or perceived errors, failures or bugs in our software, or in the software or systems of our third-party application providers and partners, could materially and adversely affect our operating results and growth prospects. • We are incorporating generative artificial intelligence (“AI”), into some of our products. This technology is new and developing and may present both compliance risks and reputational risks. Risks Related to Laws, Regulation and Taxation • We are subject to governmental regulation and other legal obligations, including those related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws and obligations could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue. • Regulatory and legislative developments related to the use of AI could adversely affect our use of such technologies in our products, services, and business. Risks Related to Ownership of Our Common Stock and Our Status as a Public Company • Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business. • The market price of our common stock has been and may continue to be volatile and may decline. Market volatility may affect the value of an investment in our common stock and could subject us to litigation. Risks Related to Strategic Considerations Our capital allocation strategy, including our ongoing self-tender offer, may not be effective at enhancing stockholder value, or providing other benefits we expect. Although our capital allocation strategy, including our ongoing capital return, is intended to enhance stockholder value while allowing the Company to execute on its strategic initiatives, there can be no assurance it will be effective. We have taken significant steps intended to better align our existing capital structure with our go-forward capital allocation strategy. For example, in February 2026, following a strategic alternatives review process, our Board of Directors determined to commence a “modified Dutch auction” self-tender offer to repurchase up to $180.0 million in value of shares of our common stock, which was subsequently decreased to up to $140.0 million on March 4, 2026. In connection with the self-tender offer, our long-term indebtedness is expected to increase to approximately $147.5 million, compared to approximately $98.0 million as of January 31, 2026. 14

Returning capital to our stockholders, including through the ongoing issuer tender offer, may reduce the market liquidity for our stock, potentially affecting its trading volatility and price, diminish our cash reserves and/or increase our leverage. Therefore, if we do not properly allocate our capital, we may fail to produce optimal financial results and experience a reduction in stockholder value. Risks Related to Our Business and Industry Our revenue growth has slowed and even contracted. We experienced revenue growth rates of 6% from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026, 4% from the fiscal year ended January 31, 2024 to the fiscal year ended January 31, 2025, and 1% from the fiscal year ended January 31, 2023 to the fiscal year ended January 31, 2024. While total revenue increased by 6% from the fiscal year ended January 31, 2025 to the fiscal year ended January 31, 2026, this increase was inorganic due to our acquisition of Hearsay, and without this acquisition, our revenue would have otherwise declined 2% year-over-year in the same period. Similarly, absent Hearsay's inclusion of revenue within our results for the fiscal year ended January 31, 2025, our revenue would have otherwise declined 4% year-over-year from the year ended January 31, 2024. While our historical revenue growth rates are not indicative of future growth, we may not achieve revenue growth in future periods, or our growth rates may slow further or contract in future periods, despite any increase in revenue as a result of acquisitions. We may also not be successful integrating acquisitions, which could lead to further erosion of revenue growth if we cannot retain the customers acquired. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth. We may continue to experience declines in growth rate as a result of a number of factors, including our ability to execute on our business strategy, our ability to compete effectively for customers and business partners, the impact of public health emergencies, such as the COVID-19 pandemic, geopolitical events and shifts such as regional conflicts that influence overall business activity, and other macroeconomic factors on our business, and other factors that are outside of our control. As we adjust our strategies to reflect the recent changes in our business, including transitioning a portion of our services business to various third-party service providers, this has and may continue to negatively impact our revenue growth rates. In addition, in June 2024, we initiated a substantial cost-cutting plan to reduce costs and increase our profitability, which could further limit our ability to grow organically and may even result in contraction of our revenue. If we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it could be difficult to achieve or maintain profitability. We have a history of losses and may not achieve profitability in the future. While we generated net income of $37.9 million, for the fiscal year ended January 31, 2026, we generated net losses of $27.9 million and $2.6 million for the fiscal year ended January 31, 2025 and 2024, respectively. As of January 31, 2026, we had an accumulated deficit of $669.2 million, reflecting our losses recognized historically on a GAAP basis. While we have historically recognized losses on a GAAP basis, we may be deemed to be profitable for tax purposes. See “Risks Related to Laws, Regulation and Taxation” for further discussion. We will need to generate and sustain increased revenue levels and reduced expenses in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. As a result, we may continue to experience operating losses for the indefinite future. Further, while we have recently reduced operating expenses, we expect our operating expenses may increase in the coming years as we hire additional personnel, expand our distribution channels, develop our technology and new features, acquire new businesses, face increased compliance costs associated with our growth and entry into new markets and geographies and adopt new systems to scale and automate our operations. If our revenue does not increase to offset these and other potential increases in operating expenses, we may not be profitable in future periods. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease. Adverse economic conditions, including inflation or reduced technology spending, may adversely impact our business. Our business depends on the overall demand for technology and on the economic performance of our current and prospective customers. In general, worldwide economic conditions such as inflation, interest rates and currency exchange rates may remain unstable, and these conditions would make it difficult for our customers, prospective customers and us to forecast and plan future business activities accurately, and they could cause our customers or prospective customers to reevaluate their decision to purchase our features. Weak global economic conditions, changes in global trade policies and tariffs resulting in increased costs, changes in consumer behavior or a reduction in technology spending even if economic conditions stabilize, could adversely impact our business and results of operations in a number of ways, including longer sales cycles, lower demand or prices for our platform, fewer subscriptions and lower or no growth. In addition, the economies of certain countries or regions around the world may experience conflict, weakness or uncertainty, which may lead to negative impacts on our business in those areas. For example, the U.S. government is undergoing a period of rapid change as to spending and fiscal policy, which may have a considerable impact on the macroeconomic environment and behavior of our customers and end consumers. 15

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results. We have in the past acquired and may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. For example, on August 1, 2024, we completed our acquisition of Hearsay, and on February 7, 2025, we completed the acquisition of KabanaSoft, LLC d/b/a Places Scout. We are currently in the process of integrating each business into Yext. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, the accounting for purchases can be complicated. For example, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer. We may be unable to fully capture the expected value from strategic acquisitions. Although we have previously acquired businesses, we have limited acquisition experience. As part of our business strategy, we have in the past acquired, and may continue to acquire, other businesses and technologies. Our acquisitions may require substantial integration and management efforts. Successfully realizing the benefits of these acquisitions involves a number of risks, including: • unanticipated liabilities associated with the acquisition or the acquired business; • difficulty incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand; • inability to generate sufficient revenue to offset acquisition or investment costs; • incurrence of acquisition-related costs; • difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business; • difficulty converting the customers of the acquired business into our customers; • diversion of our management’s attention from other business concerns; • adverse effects to our existing business relationships as a result of the acquisition; • potential loss of key employees; • use of resources that are needed in other parts of our business; and • use of substantial portions of our available cash to consummate the acquisition. As a result of these and other risks, we may not realize the anticipated benefits from our acquisitions, divestitures, and other strategic transactions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies or disaggregate divested businesses and technologies could seriously harm our business. Because we recognize revenue from subscriptions for our platform over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results. We generally recognize revenue from customers ratably over the terms of their agreements, which are typically one year in length but may be up to three years or longer in length. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products or a decline in our retention rate, may not be fully apparent or reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. 16

Our business has evolved, which makes it difficult to predict our future operating results. As a result of changes to our platform and our sales model, including as a result of our recent strategic acquisitions, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model our future growth. The dynamic nature of our business and our industry may make it difficult to evaluate our current business and future prospects, and as a result our historical performance should not be considered indicative of our future performance. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. In addition, the duration and extent of the impact of volatile macroeconomic conditions on our business and industry are uncertain and introduce additional uncertainty to our forecasts of future operating results. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our industry, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer. In addition, we have introduced new products such as Scout in recent months, which may have a significant effect on our operations. At the same time, our capital allocation strategy, including our ongoing self-tender offer, could distract from our ability to execute on our core business. As a result, we may have less ability to project our performance in the near term. We have experienced significant changes to our organization and structure and may not be able to effectively manage those changes. Our management, headcount and operations have grown substantially since Yext went public in 2017, growing to approximately 1,120 as of January 31, 2026. After years of growth, our overall headcount experienced a reduction in the fiscal year ended January 31, 2023. In addition, a reduction in force was initiated in late January of 2023, resulting in additional terminations of approximately eight percent (8%) of overall headcount that took effect in the three months ended April 30, 2023. On June 4, 2024, we initiated a restructuring plan resulting in the reduction of our workforce by approximately twelve percent (12%) of overall headcount as compared to our headcount as of January 31, 2025, which we substantially completed in the three months ended July 31, 2024. Our overall headcount may fluctuate in the near term as we adjust our strategies to reflect the recent changes in our business. In addition, we have experienced significant leadership changes in recent years. While we believe these will be of long term value to our stockholders, the resulting changes and related disruption have and may continue to have near-term effects on our business, growth and profitability. We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we change our business, we may find it difficult to maintain our corporate culture. Any failure to manage organizational changes in a manner that preserves the key aspects of our culture could hurt our chance for future success, including our ability to recruit and retain personnel and effectively focus on and pursue our corporate objectives. Furthermore, our corporate culture may be more difficult to maintain as many employees work remotely. In addition, we will need to continue to improve our information technology infrastructure and our operational, financial and management systems and procedures. We have implemented many of these systems and procedures only recently, and they may not work as we expect or at all. If we grow in the future, including as a result of any acquisitions, additional headcount and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. However, to the extent we cannot scale our information technology infrastructure, we will continue to rely on manual processes that are costly, inefficient and subject to error. Finally, our organizational structure has become more complex. We have added personnel and may need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures. Changes to our systems and infrastructure may require us to commit additional financial, operational and management resources before our revenue increases and without any assurances that our revenue will increase. If we fail to successfully manage this organizational complexity, we likely will be unable to successfully execute our business strategy, which could have a negative impact on our business, operating results and financial condition. Failure to adequately manage our sales force will impede our growth. Our revenue growth is substantially reliant on our sales force. Much of our sales process is relationship-driven, which requires a significant sales force. We have historically had difficulty recruiting and retaining a sufficient number of sales personnel, and this difficulty was heightened during the COVID-19 pandemic beginning in later 2019 and continuing for several years thereafter. If we are unable to adequately recruit for and retain our sales force, we will not be able to reach our market potential and execute our business plan. In addition, we may change our strategy from time to time in how we go to market. As a result, we may change the size of our sales force to reflect strategic realignment in how we go to market, which recently has resulted in a net decrease in sales personnel in the near term before potentially growing headcount again. Identifying and recruiting qualified sales personnel and training them on our products requires significant time, expense and attention. Our financial results will suffer if our efforts to recruit for, train and retain our sales force do not generate a corresponding increase in revenue. We have hired a significant number of sales personnel in recent years. If new sales personnel are unable to 17 achieve desired productivity levels in a reasonable period of time, or if we are unable to retain and develop talented sales personnel, we may not be able to realize the expected benefits of this investment or increase our revenue. We have significant international operations, which exposes us to risk. In 2014, we opened our first office outside the United States, and we have expanded our operations abroad, including as a result of acquisitions. Our international expansion has created and will create significant challenges for our management, administrative, operational and financial infrastructure. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. Because of our limited experience with international operations and developing and managing sales in international markets, our international expansion efforts may not be successful. Some of the specific risks we will face in conducting business internationally that could adversely affect our business include: • the difficulty of recruiting and managing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations; • our ability to effectively price our multi-tiered subscriptions in competitive international markets; • our ability to identify and manage sales partners; • new and different sources of competition in each country or region; • potentially greater difficulty collecting accounts receivable and longer payment cycles; • the need to adapt and localize our products for specific countries, including differences in the location attributes and formats used in each country and differences in languages, for example in the case of our search product, which relies on natural language processing; • the need to develop integrations with new third-party applications used by international customers; • the need to offer customer support in various languages; • fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations, or have a negative impact on our revenue and expose us to foreign currency exchange rate risk; • difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions; • compliance with U.S. laws and regulations for foreign operations, including, without limitation, the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell in certain foreign markets, and the risks and costs of non-compliance; • compliance with international laws and regulations, including without limitation, those governing privacy, data security and data transfer, such as the General Data Protection Regulation (“GDPR”), which may impair our ability to grow our business or offer our service in some locations, may subject us to liability for non-compliance or may require us to change our business practices; • expanded demands on, and distraction of, senior management; • difficulties with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside the United States; • varying levels of internet technology adoption and infrastructure; • tariffs and other non-tariff barriers, such as quotas and local content rules; • more limited protection for intellectual property rights in some countries; • adverse tax consequences; • currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars; • restrictions on the transfer of funds, including the repatriation of cash; • deterioration of political relations between the United States and other countries; • natural disasters, pandemics, acts of terrorism, war (including the ongoing military conflicts between Russia and Ukraine and in the Middle East, and resulting sanctions imposed by the United States and other countries), and other events beyond our control; and • political or social unrest or economic instability in a specific country or region in which we operate, which could have an 18 adverse impact on our operations in that location. Also, our network service provider fees outside of the United States are generally higher than domestic rates, and our gross margin may be affected and may fluctuate as we expand our operations and customer base worldwide. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our overall business, operating results and financial condition. Some of our customers and Publisher Network application providers also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if these customers and application providers are not able to successfully manage these risks. Our growth depends in part on the success of our strategic relationships with existing and prospective Publisher Network application providers. We have established strategic relationships with over 200 third-party service and application providers that comprise our Publisher Network, including Amazon Alexa, Apple, Bing, Facebook, Gemini, Google, OpenAI, and Yelp and many others. These application providers provide us with direct access to update content on their websites and applications. This direct access enables our customers to control their business listings on the Publisher Network application providers’ websites and applications and to push real- time or nearly real-time updates to those business listings. In order to maintain relationships with application providers, we may need to modify our products or strategies in a way that may be adverse to our business and financial results. Furthermore, if we were to lose access to these applications, either in whole or in part, our Publisher Network would not be as efficient, accurate or competitive. Our customers may also place a significant value on particular application providers such as Google such that the termination or impairment of our relationship with one or a limited number of application providers could lead to a loss of a significant number of customers. In order to grow our business, we anticipate that we will need to continue to maintain and potentially expand these relationships. We may be unsuccessful in renegotiating our agreements with these third-party application providers or third-party application providers may insist on fees to access their applications. Additionally, our contracts with these third-party application providers may be canceled after a notice period or may not be renewed, and we could lose access to these resources without having sufficient time to replace them. We believe we will also need to establish new relationships with third-party application providers, including third-party application providers in new geographic markets that we enter, and third-party application providers that may emerge in the future as leading sources of information about businesses for end consumers. Identifying potential third-party application providers, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be more effective than we are in providing incentives to application providers to favor their products or services or to prevent or reduce subscriptions to our products. In addition, the acquisition of a competitor by one of our third-party application providers could result in the termination of our relationship with that third-party application provider, which, in turn, could lead to decreased customer subscriptions. If we are unsuccessful in establishing or maintaining our relationships with third-party application providers, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer. Changes to our pricing models could adversely affect our operating results. Any changes we make to our pricing models could adversely affect our operating results. For example, we recently began offering capacity-based pricing for our Pages and Search products. There is no assurance that this new pricing and distribution model will be successful thus could adversely affect our financial results. Furthermore, as the markets for our features grow, as new competitors introduce new products or services that compete with ours or reduce their prices, or as we enter into new international markets, we may be unable to attract new customers or retain existing customers at the same price. Moreover, large customers, which have historically been the focus of our sales efforts, may demand greater price discounts. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if the mix of products and features we sell changes, then we may need to, or choose to, revise our pricing. As a result, in the future we may be required to reduce our prices or offer shorter contract durations, which could adversely affect our revenue, gross margin, profitability, financial condition and cash flow. Our success depends on a fragmented environment for finding information, particularly information about businesses. We believe that our platform offers value to our customers in part because of the difficulty for a customer to update information about their business across many websites and apps, many of which are owned or controlled by different entities and receive information from a variety of sources. Industry consolidation or technological advancements could result in a small number of websites or applications emerging as the predominant sources of information about businesses, thereby creating a less fragmented internet environment for purposes of end consumer searches about businesses. Additionally, we may enter new geographies with less fragmented internet environments. If most end consumers relied on a few websites or applications for this information, or if reliably accurate information across the most used websites and applications were generated from a single source, the need to synchronize information about a business and for our platform could decline significantly. In particular, if larger providers of internet services were able to consolidate or control key websites and apps from which end consumers seek information about businesses, including 19 regarding physical locations, other entities and attributes, our platform may become less necessary or attractive to our customers, and our revenue would suffer accordingly. Our platform faces competition in the marketplace. If we are unable to compete effectively, our operating results could be adversely affected. The market for our platform is competitive, rapidly evolving and fragmented, and is subject to changing technology and shifting customer needs. Many companies develop and market products and services that compete to varying extents with ours, and we expect competition in our market to intensify. As we develop our platform, we will introduce products and features that compete in new markets and as a result we will face new competitors. For example, in October 2019 we launched our search product, and as a result we face competition from established companies in enterprise search. We believe that our ability to compete depends upon many factors both within and beyond our control, including product capabilities, such as speed, scale, and relevance, with which to power search experiences; ease of deployment and ease of use; adoption of our products by many types of users such as developers, IT professionals, and organizational leaders; and low total cost of ownership. Our competitors in enterprise search may have greater experience in these areas as well as greater name recognition, more established relationships with current and potential customers and larger customer bases. As a result, potential customers may be unwilling to use or switch to our product. We also face many other competitors with a variety of product offerings. These companies have developed, or are developing, products that currently, or in the future are likely to, compete with some or all of ours. A number of potential new competitors, such as application providers, that enter our markets through acquisitions or otherwise, may decide to create or acquire products that compete with our platform or we may develop products that compete with their existing platforms. Moreover, industry consolidation may increase competition. Some of these current and potential competitors may have longer operating histories, greater name recognition, more established relationships with current and potential customers, larger customer bases or significantly greater financial, technical, marketing and other resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We could lose customers if our competitors introduce new competitive products, add new features to existing competitive products, acquire competitive products, reduce prices, form strategic alliances with other companies or are acquired by third parties with greater available resources. If our competitors’ products, services or technologies become more accepted than our features, if they are successful in bringing their products or services to market earlier than we bring our features to market, or if their products or services are more technologically capable than our features, then our revenue growth could be adversely affected. Certain of our existing and new competitors have or may develop technologies and services that compete with specific products or features in our platform seeking to be best-in-class. To the extent our customers or potential customers choose to work with several of these vendors rather than implement our platform, our revenue growth could be adversely affected. In addition, some of our competitors offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our margins and operating results could be negatively affected. Business and professional service providers may not widely adopt our platform to manage their information or as an important part of their marketing strategy, which would limit our ability to grow our business. Our ability to grow our business and increase revenue depends on our success in educating businesses and professional service providers about the potential benefits of our cloud-based platform. Cloud applications for organizing and managing information about a business, particularly for their locations, entities and attributes, have not previously been widely adopted. Concerns about cost, security, reliability and other issues may cause businesses and professional service providers not to adopt our platform. Moreover, businesses and professional service providers who have already invested substantial resources in other marketing strategies and data management systems or methods may be reluctant to adopt a new approach like ours to supplement or replace existing systems or methods. If businesses and professional service providers do not widely adopt software such as ours, our ability to grow our business will be limited. If customers do not renew their subscriptions for our platform or if they reduce their subscriptions at the time of renewal, our revenue will decline and our business will suffer. Our customers have no obligation to renew their subscriptions for our platform after the expiration of their subscription periods. In the normal course of business, some customers have elected not to renew their subscriptions with us. Our customers may seek to renew their subscriptions for fewer features, at renegotiated rates, or for shorter contract lengths, all of which could reduce the amount of the subscription. Our renewal rates may decline or fluctuate as a result of a number of factors, including limited customer resources, changes in our pricing and subscription models, customer satisfaction with our platform and/or our services, the acquisition of our customers by other companies and deteriorating or uncertain general economic conditions. For example, as a result of the COVID-19 pandemic certain customers reduced their subscriptions, elected not to renew their subscriptions, reduced length of contracts, requested extended billing and payment terms or sought more favorable rates, and certain of these trends contributed to a general decline in our retention rate. The follow-on effects of inflation and disruption following the COVID-19 pandemic, coupled with additional geopolitical uncertainty, has meant that not all customers have returned or will return to our offerings. Challenging macroeconomic conditions may also contribute to similar results. If our customers do not renew their subscriptions for our platform or decrease the amounts they spend with us, our revenue will decline and our business will suffer. If our renewal rates fall significantly 20 below the expectations of the public market, equity research analysts or investors, the price of our common stock could also be harmed. If we are unable to attract new customers, our revenue growth could be slower than we expect and our business may be harmed. To increase our revenue, we must add new customers. If competitors introduce lower cost or differentiated products or services that are perceived to compete with our features, our ability to sell our features based on factors such as pricing, technology and functionality could be impaired. As a result, we may be unable to attract new customers at rates or on terms that would be favorable or comparable to prior periods, which could negatively affect the growth of our revenue. Our marketing efforts may not be successful and we may not attract as many new customers as we have historically, which could harm our future revenue and revenue growth. If we fail to integrate our platform with a variety of third-party technologies, our platform may become less marketable and less competitive or obsolete and our operating results would be harmed. Our platform must integrate with a variety of third-party technologies, and we need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, mobile, browser and database technologies. Any failure of our platform to operate effectively with future technologies could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes in a cost-effective and timely manner, our platform may become less marketable and less competitive or obsolete and our operating results may be negatively affected. In addition, an increasing number of customers are utilizing mobile devices to access the internet and conduct business. If we cannot continue to effectively make our platform available on these mobile devices and offer the information, services and functionality required by enterprises that widely use mobile devices, we may experience difficulty attracting and retaining customers, which could negatively affect our revenue. If we are unable to successfully develop and market new features, make enhancements to our existing features, or expand our offerings into new markets, our business, results of operations and competitive position may suffer. The software industry is subject to rapid technological change and evolving standards and practices, as well as changing customer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing features, increase adoption and usage of our platform and introduce new products and features. We expend significant resources on research and development to enhance our platform and to incorporate additional features, improve functionality or add other enhancements in order to meet our customers’ rapidly evolving demands. The success of any enhancements or new features depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings. Increased emphasis on the sale and development of new features could distract us from other parts of the business and the development and sale of our core platform, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services, and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations, failure to adequately develop and enhance existing products and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. As we enhance our platform and develop or acquire new features, our platform has also become increasingly sophisticated requiring additional technology, sales, customer support and professional services resources. In order for our customers to understand and derive value from these new products and features, we will need to devote additional resources to train our sales personnel and provide higher-quality customer support and professional services. In addition, as our software becomes more complex, we may fail to detect errors, bugs or vulnerabilities. As we continue to develop or acquire new products and features, including those that offer legal or regulatory compliance, we may be exposed to additional unforeseen risk. 21

Even if we are successful in these endeavors, diversifying our platform offerings will bring us more directly into competition with other providers that may be better established or have greater resources than we have. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including: • delays in introducing new, enhanced or modified features; • failure to accurately predict market demand or end consumer preferences; • defects, errors or failures in any of our features or our platform; • introduction of competing products; • poor business conditions for our customers or poor general macroeconomic conditions; • changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our platform; • failure of our brand promotion activities or negative publicity about the performance or effectiveness of our existing features; and • disruptions or delays in the availability and delivery of our platform. There is no assurance that we will successfully identify new opportunities or develop and bring new features to market on a timely basis, or that products and technologies developed by others will not render our platform obsolete or noncompetitive, any of which could materially and adversely affect our business and operating results and compromise our ability to generate revenue. If our new features or enhancements do not achieve adequate acceptance in the market, or if our new features do not result in increased sales or subscriptions, our brand and competitive position will be impaired, our anticipated revenue growth may not be achieved and the negative impact on our operating results may be particularly acute because of the upfront technology and development, marketing, advertising and other expenses we may incur in connection with the new feature or enhancement. If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our platform may become less competitive. Our future success depends on our ability to adapt and be innovative. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our offerings to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop new features that address our customers’ needs, or to enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our platform. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our platform is provided via the cloud, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver software and related applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete. If customers do not expand their use of our platform beyond their current subscriptions and licenses, our ability to grow our business and operating results may be adversely affected. Our ability to grow our business depends in part on our ability to encourage current and future customers to subscribe to our higher priced packages with more extensive features or to purchase greater capacity. If we fail to achieve market acceptance of new features, or if a competitor establishes a more widely adopted platform, our revenue and operating results will be harmed. In addition, customers may initially purchase licenses for only a portion of the locations or entities that comprise their business or a limited amount of capacity. If these customers do not expand the number of licenses managed with our platform or purchase additional capacity, our revenue and operating results will be harmed. Because our platform is sold to enterprises that often have complex operating environments, we may encounter long and unpredictable sales cycles, which could adversely affect our operating results in any given period. Our ability to increase revenue and achieve profitability depends, in large part, on widespread acceptance of our platform by enterprises. As we target our sales efforts at these customers, we face greater costs, longer sales cycles and less predictability in completing some of our sales. As a result of the variability and length of the sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary from period to period. Our sales cycle varies widely, reflecting differences in potential customers’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including: • customers’ budgetary constraints and priorities; • the timing of customers’ budget cycles; • the need by some customers for lengthy evaluations prior to purchasing products; and 22

• the length and timing of customers’ approval processes. Our typical sales cycles for more substantial enterprise customers can often be long, and we expect that this lengthy sales cycle may continue or could even increase, particularly during times of uncertain or volatile macroeconomic conditions. In the large enterprise market, the customer’s decision to use our platform may be an enterprise-wide decision or may require the approval of senior management, which may not only lengthen the sales cycle but also reduce the likelihood of completing a sale. Delayed and more complex sales cycles could cause our operating results and financial condition to suffer in a given period. If we cannot adequately expand and scale our sales force, we will experience further delays in signing new customers, which could slow our revenue growth. A portion of our revenue is dependent on a few customers. For the fiscal years ended January 31, 2026, 2025 and 2024, the aggregate of our top five customers accounted for approximately 9%, 8% and 8%, respectively, of our revenue. During the three months ended January 31, 2024, we experienced the attrition of one of these top five customers, and the corresponding absence of revenue from this customer has since been realized primarily in our quarterly results for the fiscal year ending January 31, 2025. We anticipate that sales of our platform to a relatively small number of customers will continue to account for a significant portion of our revenue in future periods. If we were to lose any more of our large customers, our revenue could decline and our business and results of operations could be materially and adversely affected. These negative effects could be exacerbated by customer consolidation, changes in technologies or solutions used by customers, changes in demand for our features, selection of suppliers other than us, customer bankruptcies or customer departures from their respective industries, pricing competition or deviation from marketing and sales methods away from physical location retailing, any one of which may result in even fewer customers accounting for a high percentage of our revenue and reduced demand from any single large customer. In addition, some of our customers have used, and may in the future use, the size and relative importance of their purchases to our business to require that we enter into agreements with more favorable terms than we would otherwise agree to, to obtain price concessions, or to otherwise restrict our business. A significant portion of our revenue is dependent on third-party reseller customers, the efforts of which we do not control. Third-party reseller customers comprise a significant portion of our revenue. In transactions with third-party reseller customers, we are only party to the transaction with the reseller and are not a party to the reseller’s transaction with its customer, and we do not control the efforts of these resellers. Such resellers may elect not to renew their subscriptions with us or may elect to purchase significantly fewer licenses, which would materially adversely affect our operating results and financial condition. In addition, our third-party reseller customers, which often sell to small and midsized organizations that can have liquidity and expense limitations, are also susceptible to global economic weakness and uncertainty. See also “—If customers do not renew their subscriptions for our platform or if they reduce their subscriptions at the time of renewal, our revenue will decline and our business will suffer.” Lower demand from certain of our reseller customers has and may continue to result in them not renewing their subscriptions with us, purchasing fewer licenses, attempting to renegotiate contracts to obtain concessions and requesting extended billing and payment terms. Such an adverse effect on our financial condition and operating results would not be fully reflected in our results of operations until future periods. In addition, if third-party reseller customers merge or consolidate with other businesses, declare bankruptcy or depart from their respective industries, our business could be harmed. For example, consolidation among our third-party reseller customers may require us to renegotiate agreements on less favorable terms, including longer payment periods, or may lead to a termination of our agreements with these resellers. We may expend significant resources managing these relationships. Further, in some international markets, we grant certain reseller customers the exclusive right to sell our features. If those reseller customers to whom we have granted exclusive rights elect not to renew their subscriptions or to purchase significantly fewer licenses, then we may be unable to adequately address sales opportunities in that territory. If we are unable to maintain or replace our contractual relationships with our existing reseller customers, efficiently manage our relationships with them or establish new contractual relationships with other third parties, we may fail to retain customers or acquire potential new customers and may experience delays and increased costs in adding or replacing customers that were lost, any of which could materially adversely affect our business, operating results and financial condition. We previously identified material weaknesses in our internal control over financial reporting. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, and as a result, investor confidence in us and the value of our common stock could be materially and adversely affected. As a public company, we are required to establish and maintain internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. Under standards established by the United States Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As of January 31, 2021, we had identified a material weakness in our internal control over financial reporting associated with 23 processes to calculate, record and account for sales commissions. In fiscal year 2022, we remediated the previously identified deficiencies in internal control over financial reporting and concluded that as of January 31, 2022, and thereafter, we maintained effective internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our common stock could be materially and adversely affected. In addition, we may discover other control deficiencies in the future, and we cannot assure you that we will not have a material weakness in future periods. Additionally, the process of designing, implementing and maintaining internal control over financial reporting required to comply with Section 404 is time consuming, costly and complicated. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation and maintenance could cause us to fail to meet our reporting obligations. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. Deficiencies in our internal control over financial reporting that are identified in such assessments may be deemed to be material weaknesses or may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Natural disasters and other events beyond our control could adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, civil unrest, pandemics, acts of terrorism and other events beyond our control. While we maintain crisis management and disaster response plans, natural disasters and other events could also make it difficult or impossible for us to continue operations, and could decrease demand for our platform. In addition, our data centers are located in New Jersey and Texas and our cloud computing providers operate from facilities in northern Virginia, Oregon, Frankfurt, Germany, Tokyo, Japan, Amsterdam, Netherlands, Warsaw, Poland and Mons, Belgium, making our business particularly susceptible to natural disasters and other catastrophic events in those areas. Any natural disaster or other event affecting our data centers could have an adverse effect on our financial condition and operating results. We depend on our senior management team, and the loss of one or more of our executive officers or key employees could adversely affect our business. Our success depends largely upon the continued services of our key executive officers. We also rely on our leadership team in the areas of research and development, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, in March 2022, we changed our Chief Executive Officer, Chief Financial Officer and broader leadership team and the change of key executives may disrupt strategic initiatives of these functions for a period of time. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business. The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy. To execute our business strategy, we must attract and retain highly qualified personnel. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software and search software, as well as for skilled information technology, sales, marketing, legal and accounting professionals, and we may not be successful in attracting and retaining the professionals we need. In the future, we may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Recent decreases in our stock price may also decrease retention. We face intense competition for qualified individuals from numerous software and other technology companies. For example, we may not be successful in attracting and retaining software developers with search expertise, as our competitors have greater experience and name recognition in this area. Competition for qualified personnel is particularly intense in metropolitan areas where we have offices including the New York area. We may incur significant costs to attract and retain qualified personnel, and we may lose new employees to our competitors or other technology companies before we capitalize the benefit of our investment in recruiting and training them. We also employ a number of foreign nationals on work visas, primarily under the H-1B visa. Current and future restrictions on the availability of visas or delays in the issuance of visas could impair our ability to employ skilled professionals. If we are unable to hire and retain highly qualified personnel, our rate of growth and business will be adversely affected. 24

In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, does not appreciate or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. Also, as employee equity awards vest, we may have difficulty retaining key employees or may be required to grant larger equity awards from our equity plans, which would cause dilution. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed. If we fail to provide high-quality customer support and professional services, our business and reputation may suffer. High-quality customer support and professional services are important for the successful retention of existing customers. Providing support and services, including education, training, data cleansing and processing, ongoing support as well as custom development services, requires that our personnel have specific knowledge and expertise of our platform, making it more difficult for us to hire qualified personnel and to scale up these operations. The importance of high-quality customer support and professional services and the difficulty of hiring qualified personnel will increase as we expand our business and pursue new customers and as our platform becomes more complex with the development more features and capabilities. If we do not provide effective and timely ongoing customer support and professional services, our ability to sell additional features to, or to retain, existing customers may suffer, and our reputation with existing or potential customers may be harmed. In addition, certain aspects of our customer support, for example data cleansing, are conducted manually and are subject to error. While there are processes designed to verify the accuracy of data, if information is not updated or matched correctly, our reputation may be harmed and we may be subject to liability. While we have historically delivered the majority of our professional services to our customers, we plan to transition a portion of our services business to various third-party service providers. In transactions with third-party service providers, we are not a party to the transaction with the customer, and we do not control the efforts or quality of services provided by these third-parties. In addition, if we do not manage this transition effectively our ability to sell additional features to, or to retain, existing customers may suffer, and our reputation with existing or potential customers may be harmed. Furthermore, as we transition our services business to various third-party service providers, this may negatively impact our revenue growth rates. If we fail to continue to develop our brand, our business may suffer. We believe that continuing to develop and maintain awareness of our brand is critical to achieving widespread acceptance of our platform and is an important element in attracting and retaining customers. Efforts to build our brand may involve significant expense and may not generate customer awareness or increase revenue at all, or in an amount sufficient to offset expenses we incur in building our brand. In addition, we sell our features to companies in a number of industries, including healthcare, hospitality, food services, retail and financial services. If we are not successful in building our brand, we may become identified with a single industry, which could make it more difficult for us to penetrate other industries. Promotion and enhancement of our brand will depend largely on our success in being able to provide high quality, reliable and cost-effective features. We may also, from time to time, adopt different strategies on how to position and/or market our platform and its features. If customers do not perceive our platform as meeting their needs, or if we fail to market our platform effectively, we will likely be unsuccessful in creating the brand awareness that is critical for broad customer adoption of our platform. Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. Generally accepted accounting principles in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Our estimates of market opportunity, market size and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves our forecasted growth, our business could fail to grow at similar rates, if at all. Market opportunity and size estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. We had historically analyzed the size of our estimated total addressable market, solely with respect to locations, using data published by third parties as well as internally generated data and assumptions regarding our ability to generate revenue from those locations. We have not independently verified the estimate of locations published by third parties and cannot assure you of its accuracy or completeness. In addition, our estimated market size for location-related data was based on an assumed annual revenue per location. As we continue to develop new features, the methodology and assumptions used to estimate new market opportunities may differ materially from methodologies and assumptions previously used to estimate total addressable market with respect to locations. With the addition of new products and features including our search product, we are targeting and positioning our platform towards new markets. To estimate the size of these new markets and their growth rates, we have relied on historical estimates and forecasts provided by industry publications and other third-party sources, including Gartner. We have not independently verified these estimates 25 published by third parties and cannot assure you of their accuracy or completeness. The target markets in which we operate are also subject to a high degree of uncertainty and risk. Our customers as well as analysts, market participants, and others may disagree with our assessment of our target markets and we may never successfully compete in these markets. In addition, third parties may have different assessments of the size of the markets in which our products compete. These estimates of total addressable market and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth we forecast, our business could fail to grow at similar rates, if at all. Certain members of our management team have limited experience managing a public company. Our chief executive officer and chief financial officer have limited experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. While certain other executives have such experience, our management team, as a whole, may not successfully or efficiently manage the significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors to which a public company is subject. These obligations and constituents require significant attention from our senior management, particularly from our chief executive officer and chief financial officer, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition. We are exposed to fluctuations in currency exchange rates. We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Our operating results could be negatively affected depending on the amount of expense and intercompany transactions including loans denominated in foreign currencies. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. For example, a significant portion of our international revenue is derived from Europe including the United Kingdom. Our revenues and cash flows from these regions may be adversely affected as a result of weakness in the Euro or British Pound. Recent trade disputes and policy announcements have resulted in increased volatility in foreign exchange rates. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. Although in the future we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of the United States, the effects of movements in currency exchange rates will increase as our transaction volume outside of the United States increases. Our credit agreement may limit our operating flexibility or otherwise adversely affect our business. Our credit agreement contains restrictive covenants that, among other things, limit our ability to transfer or dispose of assets, acquire other companies or consummate certain changes of control, pay dividends or repurchase Yext stock, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the required lenders and administrative agent under the credit agreement or terminate the credit agreement. Our inability to engage in such actions could limit our operating flexibility, and prohibit us from taking certain actions that might be beneficial to our business. In addition, our obligation under the credit agreement are secured by substantially all of our assets and guaranteed by certain of our subsidiaries. Our credit agreement also requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or comply with the covenants in our credit agreement could result in the acceleration of the obligations thereunder and could adversely affect our business. Our cash and cash equivalents may be exposed to failure of our banking institutions. While we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. Notwithstanding, those institutions are subject to risk of failure. For example, on March 10, 2023, SVB was unable to continue their operations and the FDIC was appointed as receiver for SVB. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. In addition, on May 1, 2023, the FDIC seized First Republic Bank and sold its assets to JPMorgan Chase & Co. We do not expect further developments with such banks to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if further failures in financial institutions occur where we hold deposits, we could experience additional risk. Any such loss or limitation on our cash and cash equivalents would adversely affect our business. We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all. We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new features and enhance our existing features, expand our operations, including our sales and marketing organizations and our presence outside of the United States, expand office space including into new facilities, improve our 26 infrastructure or acquire complementary businesses, technologies, services, features and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all, particularly if interest rates continue to rise. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop feature enhancements and respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected. Risks Related to Information Technology, Intellectual Property, and Data Security A security breach, network attack or security incident could delay or interrupt service to our customers, result in the unauthorized access to, or use, modification or publishing of customer content or other information, harm our reputation or subject us to significant liability. We are vulnerable to computer viruses, break-ins, phishing attacks, ransomware, supply chain attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of our computer systems. Any such attack, or any security breach or incident from any other source affecting us or our service providers, including, for example, through employee error or misconduct or additional vulnerabilities introduced by remote work arrangements, third-party integrations or other sources, could lead to interruptions, delays, website or application shutdowns, loss, corruption, or unavailability of data or unauthorized access to, or use or acquisition of, personal information, confidential information or other data that we or our service providers maintain or otherwise process. If we experience compromises to our security that result in performance or availability problems, the complete shutdown of our platform or the actual or perceived loss of, or unauthorized access to, unavailability of, or unauthorized use, disclosure, destruction, or other unauthorized processing of, personal information or other types of confidential information, our customers or application providers may assert claims against us for credits, refunds or other damages, and may lose trust and confidence in our platform. Additionally, security breaches and incidents or other unauthorized access to, unavailability of, or unauthorized use, disclosure, destruction, acquisition, or other processing of, personal information or other types of confidential information that we or our service providers maintain, or the perception that any of these have occurred, could result in claims against us for identity theft or other similar fraud claims, breach of contract or indemnity, governmental enforcement actions, litigation, fines and penalties or adverse publicity, or other claims and litigation, and could cause our customers and partners to lose trust in us, any of which could have an adverse effect on our business, reputation, operating results and financial condition. Our existing insurance coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims related to a security breach or incident. An insurer may also deny coverage as to a future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies could have a material adverse effect on our business. We could also be required to incur significant costs for remediation or expend significant capital and other resources to address a security breach or incident. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated countries, we may be unable to proactively address these techniques or to implement adequate preventative measures. In addition, customers’ and application providers’ accounts and listing pages hosted on our platform could be accessed by unauthorized persons for the purpose of placing illegal, abusive or otherwise unauthorized content on their respective websites and applications. If an unauthorized person obtained access to a customer’s account or our platform, such person could update the customer’s business information with abusive content or create and disseminate false responses to reviews. This type of unauthorized activity could negatively affect our ability to attract new customers and application providers, deter current customers and application providers from using our platform, subject us to third-party lawsuits, regulatory fines, indemnification requests or additional liability under customer contracts, or other action or liability, any of which could materially harm our business, operating results and financial condition. Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant 27 costs and harm our business and operating results. Patent and other intellectual property disputes are common in our industry. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our features. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. If asserted, we cannot assure you that an infringement claim will be successfully defended. Certain third parties have substantially greater resources than we have and may be able to sustain the costs of intellectual property litigation for longer periods of time than we can. A successful claim against us could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition. Our success depends, in part, on our ability to protect our proprietary methods and technologies. There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We intend to continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, that the scope of the claims in our issued patents will be sufficient or have the coverage originally sought, that our issued patents will provide us with any competitive advantages, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation may fail, and even if successful, could be costly, time- consuming and distracting to management and could result in a diversion of significant resources. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counter claimant’s own intellectual property. An adverse determination of any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not being issued. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. During the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative processes or litigation. Furthermore, there can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents. We also rely, in part, on confidentiality agreements with our employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. 28

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected. Our platform utilizes open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. Our platform utilizes software governed by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a specified manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, or to re-engineer all or a portion of software, each of which could reduce or eliminate the value of our platform. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business. We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could adversely affect our business. Our platform incorporates certain third-party software obtained under licenses from other companies, including companies that sell products that compete with our platform. We anticipate that we will continue to rely on such third-party software and development tools in the future. There is no assurance that we will be able to renew licenses for third-party software that we use. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or the software we currently license may be difficult or costly to replace. In addition, integration of the software used in our platform with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our platform depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our platform, delay new feature introductions, result in a failure of our platform and injure our reputation. Our use of additional or alternative third- party software would require us to enter into license agreements with third parties. The reliability of our network and support infrastructure will be critical to our success. Sustained failures or outages could lead to significant costs and service disruptions, which could negatively affect our business, financial results and reputation. Our reputation and ability to attract, retain, and serve our customers and application providers are dependent upon the reliable performance of our platform and our underlying technical and network infrastructure. Our customers access our platform through our website and related technologies. We rely on internal systems and third-party service providers, including data center, cloud computing, bandwidth and telecommunications equipment providers, to maintain the availability of our platform. If any service provider fails to provide sufficient capacity to support our platform, experiences service outages, reduces or suspends service due to a natural disaster or pandemic, or otherwise ceases to do business, such failure could interrupt our customers’ access to our services. For example, we currently serve our customers from third-party data center hosting facilities and cloud computing providers located in the United States, Germany, Japan, the Netherlands, Poland and Belgium. We operate infrastructure in two colocation data center facilities in New Jersey and Texas. If these data centers or cloud computing services become unavailable to us without sufficient advance notice, if we are unable to renew our agreements with these providers or if a provider is acquired or ceases business, we would likely experience delays in delivering our platform until we could migrate to an alternate provider. Our disaster recovery program contemplates transitioning our platform to our backup center in the event of a catastrophe and our platform may be unavailable, in whole or in part, during any transition procedure. We have experienced, and will in the future experience, interruptions, outages and other performance problems. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of customers and partners accessing our platform simultaneously and inadequate design. For example, in July 2023, one of the data centers hosting our platform experienced a fire that forced shutdown of the facility. While we were able to failover to a backup data center with minimal disruption to our consumer serving services, some customers experienced an outage of our administrative services. We do not expect the effects of this disruption to be material, but we may experience reputational harm from impacted customers. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience performance degradation or service outages, which may subject us to financial penalties, financial liabilities and customer losses. For example, to support the international growth of our business, we have expanded and may need to continue to expand capacity outside the United States, but we may not be able to address future capacity constraints, either through existing or alternative providers, in a cost-effective and timely manner, if at all. When we add capacity, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our services, which may damage our business. 29

Real or perceived errors, failures or bugs in our software, or in the software or systems of our third-party application providers and partners, could materially and adversely affect our operating results and growth prospects. Our features are highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in our software may only be discovered after the software has been deployed. Any errors, bugs, or vulnerabilities discovered in our software after it has been deployed could result in damage to our reputation, loss of customers, partners or application providers, loss of revenue or liability for damages. In addition, the proper functioning of our platform is dependent on the ability of our Publisher Network application providers and partners to maintain the availability and proper functioning of their software integrations with our systems and also is dependent on the ability of our third-party application providers to maintain the availability and proper functioning of their websites and applications on which business listing information is published for customers. For example, a number of our Publisher Network application providers provide us with an Application Program Interface, or API, on which our ability to interface with that provider is based. Furthermore, in a rapidly changing business environment, our Publisher Network application providers may experience limitations and delays, which could limit the functionality of our platform. If the functionality of the software, APIs or websites of our third-party application providers is impaired, our customers may attribute such limitations to us and our platform thus damaging our reputation and customer relationships. If our Publisher Network application providers do not maintain the availability and proper functioning of their software, APIs, websites and applications, our business, operating results and financial condition could be materially affected. We are incorporating generative artificial intelligence (“AI”), into some of our products. This technology is new and developing and may present both compliance risks and reputational risks. We have incorporated a number of generative AI features into our products. This technology, which is a new and emerging technology that is in its early stages of commercial use, presents a number of risks inherent in its use. The AI algorithms we use in our products are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes. We have implemented measures to address algorithmic bias, such as testing our algorithms and regularly reviewing our data sources. However, there is a risk that our algorithms could produce discriminatory or unexpected results or behaviors (e.g., hallucinatory behavior) that could harm our reputation, business, customers, or stakeholders. Accordingly, while AI-powered applications may help provide more tailored or personalized learner experiences, if the content, analyses, answers or recommendations that AI-powered applications assist in producing on our platform are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be materially and adversely affected. There are a limited number of AI service providers from which we license the use of their large language models, or LLMs, that are sufficient for use in our AI-powered applications. If our agreements with these AI service providers terminate or cannot be renewed on favorable terms, it may affect our ability to develop our AI-powered platform innovations and features. Any of the foregoing and any similar issues, whether actual or perceived, could negatively impact our users’ experience and diminish the perceived quality and value of our offerings. This in turn could damage our brand, reputation, competitive position and business. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI-powered software, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business. Furthermore, any content created by us using generative AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content, and certain content collected, used in, or accessed via AI tools may be subject to third-party usage restrictions that could impede our ability to use such content or AI tools or otherwise lead to liability. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop our AI-powered platform innovations and features. While AI-related lawsuits to date have generally focused on the AI service providers themselves, the collection and use of content for AI tools or our use of any output produced by any generative AI tools may expose us to claims, increasing our risks of liability. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. Further, numerous jurisdictions have proposed, and in certain cases enacted, laws and regulations addressing the development, use, and deployment of AI. In addition, the use of AI has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of users of AI-powered applications. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the generative AI tools used in our business, that we fail to comply with relevant legal obligations, or if we experience cybersecurity incidents in connection with our use of AI, or if any of the foregoing is believed or reported to have occurred, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. 30

Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively. As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services, and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations. Risks Related to Laws, Regulation and Taxation We are subject to general litigation that may materially adversely affect us. From time to time, we are and may be involved in legal proceedings, disputes or regulatory inquiries that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. We expect that the number and significance of potential disputes may increase as our business expands and our company grows larger. While our agreements with customers limit our liability for damages arising from our platform, we cannot assure you that these contractual provisions will protect us from liability for damages in the event we are sued or a dispute arises. Although we carry general liability insurance coverage, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation or dispute resolution, require significant amounts of management time, and result in the diversion of significant operational resources. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, operating results or financial condition. We are subject to governmental regulation and other legal obligations, including those related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws and obligations could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue. We receive, store, and process various types of data, including personal data, from and about customers, including third-party reseller customers, partners, end users of our services, and in limited cases, end consumers, as well as data from and about our personnel and service providers. In connection with future feature offerings, we may receive, store and process additional types of data, including personal data. Our processing of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. Our data processing is also subject to contractual obligations and industry standards. The U.S. federal and various state governments have adopted requirements related to the collection, distribution, use, storage and security of personal data, including unique online identifiers. For example, the California Consumer Privacy Act of 2018, or CCPA, originally became effective January 1, 2020 and an amended version became effective on January 1, 2023. The amended CCPA requires covered businesses to, among other things, make new disclosures to consumers about their data collection, use, and sharing practices, and allows consumers to opt out of certain data sharing with third parties. Under the amended CCPA, consumers include individuals that interact with us in a professional or employment capacity. The CCPA provides a limited private cause of action for certain data breaches. Numerous other states have proposed, and in many cases, enacted, privacy legislation. The effects of such state privacy laws are potentially significant and may require us to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. We expect additional states may continue to enact data protection legislation that may be similar to or different from the state privacy laws already adopted. In addition, the Department of Justice issued a final rule effective in 2025, that places limitations, and in some cases prohibitions, on certain transfers of sensitive personal data to entities located with other specified links to China and other designated countries. These rules also may broadly require us to extract promises from other third-party service providers that they will not transfer data we share with them onward to parties linked to countries of concern. These and other future further regulations, legislation or restrictions could adversely impact our current or future third-party arrangements, and may add unforeseen burdens to the process of contracting with service providers. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the collection, use, dissemination, and security of personal data. We may be required to incur costs and expenses to stay in compliance with these interpretations, and if we were found to have violated consumer protection laws, we may face enforcement actions which could adversely affect our business. We also may be subject to laws and rules implemented and enforced by the FTC, the Federal Communications Commission, or FCC, and potentially other federal agencies, as well as state, local or international laws and regulations related to marketing, advertising, commercial electronic mail and other messages. Compliance with these requirements may limit our ability to engage in certain marketing and advertising activities. If we were found to have violated such requirements, we may face enforcement actions and/or face civil penalties, either of which could adversely affect our business. 31

Several foreign countries and governmental bodies, including the European Union, Switzerland and the United Kingdom, have laws and regulations dealing with the processing of personal data obtained about their residents, which in certain cases are more restrictive than those in the United States. We expect that additional jurisdictions may enact similar requirements. Laws and regulations in these jurisdictions can apply broadly to the collection, use, storage, disclosure, and security of various types of data, including personal data, such as names, email addresses and in some jurisdictions, unique online identifiers like Internet Protocol, or IP, addresses. In particular, in the European Union, the GDPR became effective in May 2018. The GDPR includes stringent operational requirements for processors and controllers of personal data and imposes significant penalties for non-compliance. Other new EU laws, including the EU Data Act, may impose additional rules and restrictions on the use of our products and services. The United Kingdom has implemented data protection laws that substantially align with requirements under the GDPR and provide for similar penalties. The United Kingdom’s decision to adopt a separate data protection regime after its exit from the European Union, known as Brexit, has created uncertainty and the potential for differing regulations as compared to the European Union, which in turn may delay or deter transactions with customers that transfer personal data to and from the United Kingdom. In addition, there remains uncertainty regarding transfers of certain personal data from the European Economic Area, Switzerland, and the United Kingdom following Brexit as well as the invalidation of both the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield. While alternative transfer mechanisms, such as Standard Contractual Clauses, are available to Yext and its customers for such transfers, the use of these transfer mechanisms, in addition to related developments and uncertainty, could require us to implement additional contractual and technical safeguards for personal data transferred out of the European Economic Area, Switzerland, and the United Kingdom, which may increase compliance and related costs and risks, lead to increased regulatory scrutiny or liability, necessitate additional contractual negotiations, and adversely impact our business, operating results and financial condition. Customers and potential customers may hesitate or refuse to purchase and use our products and services due to the potential risk associated with cross-border data transfers or may view alternative data transfer mechanisms as being too costly, burdensome or uncertain. Our ability to attract and retain customers may therefore be impaired. In addition, other mechanisms that we use or may use in the future in an effort to legitimize cross-border data transfers may be challenged or invalidated or may evolve such that they do not function as appropriate means for us to transfer certain personal data from the European Economic Area, Switzerland, and the United Kingdom to the United States. These domestic and foreign laws and regulations relating to privacy and information security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Interpretation of certain requirements remains unclear and may evolve, in particular for laws and regulations that have recently been enacted. Application of laws and regulations may be inconsistent or may conflict among jurisdictions resulting in additional complexity and increased legal risk. In addition, these requirements have increased our compliance costs and may impair our ability to grow our business or offer our service in some locations, may subject us to liability for non-compliance, may require us to modify our data processing and transferring practices and policies and may strain our technical capabilities. In addition as we, our customers and potential customers evaluate the impact of new laws and regulations, sales cycles have lengthened and transaction costs have increased as customers conduct additional diligence and as contractual obligations under the new regulations are negotiated. To protect the personal data that we process, including payment card information, we have implemented technical and organizational measures in an effort to preserve and protect our data and our customers’ data against loss, misuse, corruption, destruction, or misappropriation caused by systems failures, unauthorized access, or other misuse. Notwithstanding these measures, we could experience security incidents, fail to handle personal data correctly or be subject to liability claims relating to information security by individuals and customers whose data resides in our databases. We are also required to comply with applicable industry standards with respect to our handling of payment card information. If we fail to meet appropriate compliance levels for payment card data specifically, this could negatively impact our ability to utilize payment cards as a method of payment, and/or collect and store payment card information, which could disrupt our business. As our products are applied to new uses and in new verticals, we may become subject to additional regulations or legal risks. For example, we have begun selling our platform to government entities. Risks associated with sales to government entities include adherence to complex procurement regulations and other government-specific contractual requirements. We may be subject to audits and investigations relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results. Sales to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. As another example, in order to offer our products to certain customers in the health care industry we have implemented certain security and privacy measures and related procedures to comply with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH. We may execute HIPAA business associate agreements, or BAAs, with certain customers that are “covered entities” under HIPAA, which would subject us to additional liabilities, penalties and fines in the event we fail to comply with the terms of such agreements. The storage of such information may require us to modify and enhance our platform at a significant cost. Any failure or perceived failure by us to comply with laws, regulations, policies, legal or contractual obligations, industry 32 standards, or regulatory guidance relating to privacy or information security may result in governmental investigations and enforcement actions, litigation, fines and penalties, consumer actions, and/or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. This could materially affect our business, operating results, and financial condition. Furthermore, our third-party reseller customers, over which we have more limited control, may not comply with the laws, regulations, and policies described above, which may damage our reputation or subject us to costly legal or regulatory inquiries and liability or to contractual liability. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, advertising communications, information security and cross-border data transfer in the United States, the European Union and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new features and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing or disclosure of data or additional requirements placed upon us, our customers, partners or end consumers in connection with the use and disclosure of such information could require us to incur additional costs or modify our platform or other aspects of our products and services, possibly in a material manner, and could increase the complexity and cost of developing and deploying new products or limit our ability to develop new products and features altogether. Regulatory and legislative developments related to the use of AI could adversely affect our use of such technologies in our products, services, and business. We use AI, including machine learning and generative AI, throughout our business. As the regulatory framework for machine learning technology, generative AI and automated decision making evolves, our business, financial condition and results of operations may be adversely affected. The regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our learning platforms and data analytics and the way in which we use AI and similar technologies. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. For example, the European Union has enacted legislation, the AI Act, which entered into force on August 1, 2024. The AI Act establishes a risk-based governance framework for regulating high-risk AI systems operating in the EU market. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high” or “limited” risks. There is a risk that our current or future AI-powered software or applications may obligate us to comply with applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, amongst other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our AI systems are not categorized as “high” or “unacceptable” risk we may be subject to additional transparency and other obligations for “low” risk AI system providers. The AI Act sets forth certain penalties, including fines of the greater of EUR 35 million or 7% of worldwide annual turnover (as defined in the AI Act) for the prior year for violations related to offering prohibited AI-systems or data governance, fines of the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of the greater of EUR 7.5 million or 1.5% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to the European Union and member state authorities. This regulatory framework is expected to have a material impact on AI regulation in the European Union, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, financial condition and results of operations. Additionally, several U.S. states have proposed, and in certain cases have enacted, legislation covering the development, deployment and use of AI technology, or otherwise imposing obligations in connection with the use of AI. We are subject to anti-corruption and anti-bribery, laws, and anti-money laundering laws and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation. We are subject to anti-corruption and anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act 2010, and possibly other anti-corruption and anti-bribery laws and anti- money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the Corruptions 33

Perceptions Index by Transparency International, and increase our use of third-party business partners such as sales agents, distributors, resellers, or consultants, our risks under these laws may increase. We can be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners, resellers, agents and third-party intermediaries, even if we do not explicitly authorize, control or have actual knowledge of such activities. While we have policies and procedures in this area, we cannot guarantee that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any allegations concerning or violations of these laws could subject us to investigations, sanctions, settlements, prosecution, enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from government contracting, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences, all of which could have an adverse effect on our business, results of operations, prospects and financial condition. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws. Our business activities are subject to various restrictions under U.S. export and import controls and trade and economic sanctions laws and regulations, including U.S. customs regulations, the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. export control and U.S. economic sanctions laws and regulations include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, their governments, and prohibited or restricted persons and entities and also require authorization for the export of certain items including encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws and regulations that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries. Although we take precautions to prevent our platform from being provided in violation of such laws, our platform may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export or import privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our platform or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products or in our decreased ability to export or sell our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business. Violations of export and import laws and regulations and economic sanctions could result in negative consequences to us, including government investigations, penalties and reputational harm. Changes in laws and regulations related to the internet or changes in internet infrastructure itself may diminish the demand for our platform and could adversely affect our business and results of operations. The future success of our business depends upon the continued use of the internet. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet, generally. These laws or charges could limit the use of the internet or decrease the demand for internet-based solutions. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses”, “worms” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our platform could decline, which could adversely affect our business, operating results and financial condition. 34

Unanticipated changes in our effective tax rate may impact our financial results. We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to multiple factors, including but not limited to changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, expiration or non-utilization of net operating losses, changes in excess tax benefits related to exercises and vesting of stock options and awards compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and changes in accounting principles and tax laws in jurisdictions where we operate. While we regularly evaluate new information that may affect our tax liabilities, resulting in recognition, derecognition or change in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our business, operating results or financial condition. In fiscal year 2023, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures annually and required taxpayers to amortize such costs over a period of five or fifteen years. On July 4, 2025, The One Big Beautiful Bill Act, or the OBBBA, was enacted in the United States and made a number of changes to the U.S. federal income tax law. Among other things, the OBBBA restored deductions for U.S. research and development expenditures (while continuing to require taxpayers to capitalize and amortize foreign research and development expenditures), changed the calculation and deductibility of global intangible low-taxed income (renamed Net CFC Tested Income) and foreign derived intangibles income (renamed Foreign-Derived Deduction Eligible Income) for taxable years beginning after December 31, 2025, and changed the calculation of deductible business interest expense to include depreciation and amortization. Although we have evaluated the potential impact of the OBBBA on our operations, business and financial performance, the application of these provisions may evolve and could cause our cash taxes and effective tax rate to fluctuate. In addition, global tax developments applicable to multinational businesses continue to evolve and create uncertainty for us. For example, in 2022, the United States enacted an alternative minimum tax for companies with modified GAAP net income in excess of $1 billion. The Organization for Economic Cooperation and Development (the “OECD”) also has developed a global minimum tax framework to impose a minimum tax of 15% for multinationals with global revenue exceeding certain thresholds, known as "Pillar Two". Although these rules are not currently applicable to us, we operate in participating countries that have implemented or are expected to implement these rules. In January 2026, the OECD released administrative guidance reflecting a "side-by-side" framework to exclude U.S. multinational companies from certain minimum tax enforcement measures beginning in fiscal 2027. We continue to evaluate the impact of these tax developments and those under other OECD and non-U.S. rules as new guidance and regulations are published and such becomes applicable. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments could increase uncertainty and may adversely affect our tax rate and operating results in future years. We may have additional tax liabilities, which could harm our business, results of operations or financial condition. Significant judgments and estimates are required in determining the provision for income taxes and other tax liabilities. We generally conduct our international operations through wholly-owned subsidiaries in various jurisdictions and report our taxable income based upon our business operations in those jurisdictions. The amount of taxes we pay may depend on the application of the tax laws of various jurisdictions, including the United States, to our business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service, or IRS, and other tax authorities. The tax authorities in the United States and other countries where we do business may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges that would adversely affect our results of operations and financial condition. We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from tax examinations in federal, state, city or international jurisdictions, settlements or judicial decisions, changes in taxing jurisdictions’ tax laws and administrative interpretations, or changes in accounting principles. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our results of operations and financial condition. The United States enacted the Inflation Reduction Act of 2022 which introduced several tax provisions including a 1% excise tax on certain stock repurchases made after December 31, 2022. We may be subject to this new excise tax which could increase the cost of such repurchases. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could increase our costs and adversely affect our business. The application of federal, state, local and international tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to services provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results 35 and cash flows. Existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs. Certain jurisdictions in which we do not collect sales and use, value added or similar taxes may assert that such taxes are applicable, which has resulted or could result in tax assessments, penalties and interest, to us or our customers for past amounts, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs. Such tax assessments, penalties and interest, or future requirements may adversely affect our operating results and financial condition. Our ability to use our tax attributes to offset future income tax liabilities may be subject to certain limitations. As of January 31, 2026, we had significant tax attributes due to U.S. federal and state net operating loss carryforwards and U.S. federal research and development tax credit carryforwards. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an ownership change, which is generally defined as a greater than 50- percentage-point cumulative change by value in the equity ownership of certain stockholders over a rolling three-year period, is subject to limitations on its ability to utilize its pre-change tax attributes to offset income tax liabilities arising from post-change taxable income. Our existing tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change our ability to utilize these tax attributes could be further limited by Sections 382 and 383 of the Code and similar state provisions. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Furthermore, our ability to utilize tax attributes of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of tax attributes, or other unforeseen reasons, our existing tax attributes could expire, decrease in value or otherwise be unavailable to offset future income tax liabilities. Risks Related to Ownership of Our Common Stock and Our Status as a Public Company Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business. Our quarterly results of operations, including the levels of our revenue, gross margin and profitability, as well as our cash flows and unearned revenue balances, may vary significantly in the future, and period-to-period comparisons of our operating results and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results and metrics may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. These fluctuations may negatively affect the value of our common stock. Factors that may cause fluctuations in our quarterly results include: • our ability to attract and retain new and existing customers; • our ability to execute on our business strategy; • the launch of significant new products and features; • the addition or loss of large customers, including third-party reseller customers, including through acquisitions or consolidations; • the timing of recognition of revenue; • a change in accounting principles; • the timing of billing and cash collections; • the timing of significant marketing events and related expenses; • the amount and timing of operating expenses; • network outages and security breaches and incidents; • natural disasters, pandemics including the COVID-19 pandemic, acts of terrorism, geopolitical conflict and other events beyond our control; • general economic, industry and market conditions; • customer renewal rates; • pricing changes upon any renewals of customer agreements; 36

• changes in our pricing policies or those of our competitors; • the timing and success of new feature introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or application providers; • our ability to adequately scale our sales force and retain key employees; • the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and • unforeseen litigation. If securities or industry analysts do not continue to publish research or reports about us, our business or our market, or if they cease publishing research or change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance or analysts’ expectations, our stock price and trading volume could decline. The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. Some analysts have ceased covering us, and current coverage by analysts may be more limited than prior periods. In particular, we do not plan to release any earnings guidance or host earnings conference calls in the near future and instead intend to continue to provide our financial results in a quarterly letter to stockholders and earnings release. If additional analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. In the future, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management’s estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Furthermore, the adoption of new accounting standards may require us to modify our earnings guidance, and such modifications though solely attributed to changes in accounting standards, may be perceived unfavorably. Any failure to meet guidance or analysts’ expectations could have a material adverse effect on the trading price or trading volume of our common stock. The market price of our common stock has been and may continue to be volatile and may decline. Market volatility may affect the value of an investment in our common stock and could subject us to litigation. Technology stocks have historically experienced high levels of volatility, and have heavily declined recently. The market price of our common stock has been and may continue to be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including: • actual or anticipated fluctuations in our financial condition and operating results; • changes in projected operational and financial results; • addition or loss of significant customers; • addition or loss of significant strategic relationships with application providers in the Publisher Network; • changes in laws or regulations applicable to our platform; • actual or anticipated changes in our growth rate relative to our competitors; • announcements of technological innovations or new offerings by us or our competitors; • announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital- raising activities or commitments; • additions or departures of key personnel; • changes in our financial guidance or securities analysts’ estimates of our financial performance; • discussion of us or our stock price by the financial press and in online investor communities; • reaction to our press releases and filings with the SEC; • changes in accounting principles; • announcements related to litigation, regulation or disputes; • fluctuations in the valuation of companies perceived by investors to be comparable to us; • sales of our common stock by us or our stockholders; • effects of inflation and increased interest rates; 37

• share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; • natural disasters, pandemics, acts of terrorism and other events beyond our control; and • general economic and market conditions and overall market slowdowns. Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock declines, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business. Future sales and issuances of our capital stock or rights to purchase capital stock could result in dilution of the percentage ownership of our stockholders and could cause our stock price to decline. We may issue additional securities. Our certificate of incorporation authorizes us to issue up to 500,000,000 shares of common stock and up to 50,000,000 shares of preferred stock. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, the ownership of existing stockholders will be diluted, possibly materially. New investors in subsequent transactions could also gain rights, preferences and privileges senior to those of existing holders of our common stock. In addition, substantial blocks of our total outstanding shares are eligible to be sold into the market, although shares held by directors, executive officers and other affiliates are subject to volume limitations under Rule 144 under the Securities Act The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. In addition, equity compensation comprises a significant component of our compensation strategy. We have granted and expect to grant equity awards from our equity incentive plan and under the terms of such plan, shares of our common stock reserved for future issuance will be subject to annual increases, which would cause dilution. We have and may in the future file registration statements registering the issuance of shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans. Shares registered on the Form S-8 registration statement would be eligible for sale to the public, subject to certain legal limitations. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares. Additionally, certain holders of our common stock may negotiate to obtain rights, subject to specified conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of such shares, they could be freely sold in the public market. If such additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could be adversely affected. We do not intend to pay dividends for the foreseeable future. We may not declare or pay cash dividends on our capital stock in the near future. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our ability to pay dividends may be limited by our credit agreement. Consequently, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment. Share repurchases could affect our stock price and increase its volatility and will diminish our cash reserves. In March 2022, we announced a program to repurchase up to $100.0 million of our common stock, which was increased by an additional $50.0 million in September 2023 and an additional $50.0 million in March 2025. Such repurchases may be made from time to time subject to pre-determined price and volume guidelines. As of January 31, 2026, we repurchased 28,930,297 shares for $185.1 million under the repurchase program. In addition, in February 2026, we commenced an issuer tender offer to repurchase up to $180.0 million of our common stock, which was subsequently decreased to up to $140.0 million on March 4, 2026. Such repurchases could affect our stock price and increase its volatility and will reduce the market liquidity for our stock. These activities may have the effect of maintaining the market price of our common stock or slow down a decline in the market price of the common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. Additionally, these repurchases will diminish our cash reserves, which could impact our ability to pursue possible future strategic opportunities and acquisitions and result in lower overall returns on our cash balances. 38

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock. Our status as a Delaware corporation may discourage, delay or prevent a change in control, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following: • a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors; • a prohibition on cumulative voting in the election of our directors; • the requirement that our directors may only be removed for cause; • the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; • the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director; • a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; • the requirement that a special meeting of stockholders may be called only by the Board pursuant to a resolution adopted by a majority of the Board, the chairman of the Board of Directors, our chief executive officer, or our president (in the absence of a chief executive officer), which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; • the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of our voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt; and • advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. The provisions of Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for three years after achieving that ownership threshold. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction. 39

Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management and Strategy Our risk management framework is designed to identify, assess, and mitigate potential threats that may impact the achievement of our business objectives. We have established policies and processes for assessing, identifying, and managing risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of potential risks, both internal and external, that could affect our business operations, financial stability, and reputation, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Our risk assessment methodology considers historical data, control effectiveness, and expert analysis to quantify and prioritize risks accordingly. Following these risk assessments, we consider whether and how to adjust our strategies and controls to reduce the potential impact of identified risks. Our management team is responsible for executing risk mitigation plans and monitoring the effectiveness of these measures. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer who reports to our Chief Technology Officer, who in turn reports to our Chief Executive Officer, to manage the risk assessment and mitigation process. We work to educate our employees about cybersecurity risk management and the latest threats to enhance their awareness and to foster a security-conscious culture throughout the organization. As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through training. We have engaged consultants and other third parties in connection with our risk assessment processes. These third parties have assisted us with the design and implementation of our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company. We, like any technology company operating in the current environment, have experienced cybersecurity incidents in the past. However, as of the date of filing this Annual Report on Form 10-K, we have not previously experienced any cybersecurity incidents that were determined to be material. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, see Item 1A, “Risk Factors,” in this Annual Report on Form 10-K. Governance One of the key functions of our Board of Directors is informed oversight of our risk management process, including risks from cybersecurity threats. The audit committee of our Board of Directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Members from our legal, finance, internal audit and technology leadership comprise a management committee on cybersecurity (the “Cybersecurity Risk Committee”), which is primarily responsible to assess and manage our material risks from cybersecurity threats. The composition of our Risk Management Committee reflects a diverse and comprehensive range of expertise, critical for overseeing the effective evaluation and management of potential material cybersecurity risks within Yext. Members of the Cybersecurity Risk Committee hold advanced degrees in key fields relevant to our risk management efforts, including computer science, information security assurance, business administration, engineering, as well as legal, finance, and accounting disciplines. This combination of specialized knowledge and experience, reinforced by industry recognized certifications in these areas, positions the Cybersecurity Risk Committee to effectively evaluate and manage potential material cybersecurity risks. Our Chief Information Security Officer and our Cybersecurity Risk Committee oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our Chief Information Security Officer 40 and our Cybersecurity Risk Committee are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents includes the following: • Continuous monitoring to detect and respond to potential cybersecurity incidents promptly, including the use of advanced security technologies and threat intelligence; • Engagement with external cybersecurity experts to conduct independent assessments of our cybersecurity posture, ensuring that our defenses remain robust against an evolving the threat landscape; • Development and testing of incident response processes, plans and procedures to ensure preparedness in the event of a cybersecurity incident, including clearly defined roles and responsibilities enabling a swift and coordinated response; • Communication and update channels that allow for the timely dissemination of information regarding cybersecurity incidents and the effectiveness of implemented controls. This includes regular reporting to senior management, Cybersecurity Risk Committee and, as appropriate, to the Board of Directors; and • Regular review and updating of our cybersecurity policies and processes to reflect the changing threat landscape ensuring that our risk management practices remain effective and aligned with industry best practices. Our Chief Information Security Officer and/or Chief Technology Officer provide quarterly briefings to the audit committee of our Board of Directors regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides regular updates to our Board of Directors on such reports. Item 2. Properties Our worldwide corporate headquarters are located in New York, NY, which comprise approximately 142,500 square feet of office space under a sublease that expires in February 2031. In addition to serving as our corporate headquarters, our New York office also supports our sales, marketing, research and development and other general and administrative functions. We also have other domestic offices, including Rosslyn, VA, and international offices, including London, UK. All of our facilities are leased. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms if and when it becomes needed. Item 3. Legal Proceedings We are not currently a party to any legal proceedings that are material to our business or financial condition. From time to time, we have and may become party to various litigation matters and subject to claims that arise in the ordinary course of business. Item 4. Mine Safety Disclosures Not applicable. 41

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on the New York Stock Exchange under the symbol "YEXT" on April 13, 2017. Prior to that date, there was no public trading market for our common stock.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our credit facility agreement contains customary covenants restricting our ability to pay dividends.

Stockholders

As of February 23, 2026, there were 25 registered stockholders of record of our common stock. The number of registered stockholders of record does not include beneficial holders whose shares are held by banks, brokers and other institutions.

Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer

The following table sets forth issuer purchases of equity securities related to our share repurchase program for the fiscal year ended January 31, 2026:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet to be purchased under the program (in millions)
February 1, 2025 - February 28, 2025	575,658	$ 6.59	575,658	$ 28.2
March 1, 2025 - March 31, 2025	1,405,917	$ 6.29	1,405,917	$ 69.3
April 1, 2025 - April 30, 2025	2,492,058	$ 6.06	2,492,058	$ 54.2
May 1, 2025 - May 31, 2025	1,247,971	$ 6.72	1,247,971	$ 45.8
June 1, 2025 - June 30, 2025	546,759	$ 8.05	546,759	$ 41.4
July 1, 2025 - July 31, 2025	571,957	$ 8.25	571,957	$ 36.7
August 1, 2025 - August 31, 2025	676,428	$ 8.26	676,428	$ 31.1
September 1, 2025 - September 30, 2025	477,207	$ 8.78	477,207	$ 26.9
October 1, 2025 - October 31, 2025	544,907	$ 8.42	544,907	$ 22.3
November 1, 2025 - November 30, 2025	449,841	$ 8.43	449,841	$ 18.5
December 1, 2025 - December 31, 2025	429,146	$ 8.49	429,146	$ 14.9
January 1, 2026 - January 31, 2026	—	$ —	—	$ 14.9
Total	9,417,849		9,417,849	

As part of the share repurchase program, shares may be purchased in open market transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The timing, manner, price and amount of any repurchases will be determined at our discretion, and the share repurchase program may be suspended, terminated or modified at any time for any reason. The repurchase program does not obligate us to acquire any specific number of shares, and all open market repurchases will be made in accordance with Exchange Act Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of open market stock repurchases. Amounts reflected in the above table exclude commissions paid on the repurchase of shares.

See Note 11 "Equity" to our consolidated financial statements for further discussion on our share repurchase program.

42

Securities Authorized for Issuance under Equity Compensation Plans The following table sets forth information regarding our equity compensation plans as of January 31, 2026. Plan category (a) Number of securities to be issued upon exercise of outstanding options, vesting of restricted stock, restricted stock units, and performance-based restricted stock units (b) Weighted-average exercise price of outstanding options (1) (c) Number of securities remaining available for future issuance under equity compensation plans (excludes securities reflected in column (a)) Equity compensation plans approved by security holders (2) 9,723,491 (3) $ 6.75 18,452,184 (4) Equity compensation plans not approved by security holders 5,050,684 (5) — 1,229,221 (6) Total 14,774,175 $ 6.75 19,681,405 (1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options to purchase shares of our common stock. It does not reflect the shares of our common stock that will be issued upon the vesting of outstanding restricted stock, restricted stock units and performance-based restricted stock units. (2) These plans consist of our 2008 Equity Incentive Plan, 2016 Equity Incentive Plan and 2017 Employee Stock Purchase Plan. The 2008 Equity Incentive Plan was terminated in connection with the adoption of the 2016 Equity Incentive Plan and since its termination, we have not granted and will not grant any additional awards under the 2008 Equity Incentive Plan. However, the 2008 Equity Incentive Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. (3) This amount includes 1,178,814 shares subject to outstanding options, 4,682,177 shares subject to outstanding restricted stock and restricted stock units, and 3,862,500 shares subject to outstanding performance-based restricted stock units granted under our 2008 Equity Incentive Plan and 2016 Equity Incentive Plan. (4) This amount includes 12,842,891 shares of our common stock available for issuance under our 2016 Equity Incentive Plan and 5,609,293 shares of our common stock available for issuance under our 2017 Employee Stock Purchase Plan. The number of shares available for issuance under these plans automatically increase each February 1st subject to the terms of the respective plans and such future increases are not reflected in the table above. (5) This amount includes 2,000,000 performance-based restricted stock units, granted to an executive in March 2022. This grant was outside of the Company’s 2016 Equity Incentive Plan in reliance on the inducement award exception contained in NYSE Listing Rule 303A.08. This amount also includes 3,050,684 shares subject to outstanding restricted stock units and outstanding performance-based restricted stock units granted under our Hearsay Social Inc. 2019 Equity Incentive Plan, which was assumed in August 2024 in connection with our acquisition of Hearsay. (6) This amount includes 1,229,221 shares available for issuance under our Hearsay Social, Inc. 2019 Equity Incentive Plan. 43

Performance Graph The following shall not be deemed soliciting material or to be filed with the SEC, nor shall such information be incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended. The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor’s 500 Index and the Nasdaq Computer Index. The graph assumes an initial investment of $100 in our common stock at the market close on April 13, 2017, which was our initial trading day. Data for the Standard & Poor’s 500 Index and the Nasdaq Computer Index assume reinvestment of dividends. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock. Period Ended In de x V al ue Comparison of Cumulative Total Return of YEXT, INC. Yext, Inc. S&P 500 Index Nasdaq Computer Index 04/13/17 01/31/18 01/31/19 01/31/20 01/31/21 01/31/22 01/31/23 01/31/24 01/31/25 01/31/26 0 250 500 750 Item 6. [Reserved] 44

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K. Overview Yext empowers businesses to manage their knowledge so they can deliver relevant, actionable answers to consumer questions as well as consistent, accurate and engaging experiences to customers throughout the digital ecosystem. Our digital presence platform (also known as the Answers Platform) lets businesses structure and organize information about their brands in our Knowledge Graph (previously known as Yext Content), which is then delivered across first-and third-party websites and applications through our network of over 200 service and application providers, which we refer to as our Publisher Network. These publishers include, among others, Amazon Alexa, Apple, Bing, Facebook, Gemini, Google, OpenAI, and Yelp. Our platform powers all of our key products, including Listings, Reviews, Pages, Search, Social, Relate, and Scout, each with robust analytics capabilities for businesses to easily track performance across customer experiences. It is our mission to empower businesses to easily manage every aspect of their digital presence to make meaningful connections with their customers across every digital touchpoint. We sell our platform throughout the world to customers of all sizes, including our enterprise, mid-size, and third-party reseller customers. In transactions with resellers, we are only party to the transaction with the reseller and are not a party to the reseller's transaction with its customer. Revenue is a function of the number of customers, the number of licenses or capacity purchased by each customer, the package to which each customer subscribes, the price of the package and renewal rates. We offer subscriptions in a discrete range of packages, with pricing based on specified feature sets and the number of licenses managed by the customer as well as on a capacity-basis. In August 2024, we acquired Hearsay Social, Inc., a digital client engagement platform for financial services ("Hearsay"). See Note 4 "Business Combinations" to our consolidated financial statements for additional information. Fiscal Year Our fiscal year ends on January 31st. References to fiscal 2026, for example, are to the fiscal year ended January 31, 2026. Macroeconomic Conditions Our results of operations have been and may continue to be influenced by general macroeconomic conditions, including, but not limited to, the impact of foreign currency fluctuations, interest rates, inflation, recession risks, tariffs and other trade restrictions, geopolitical events and shifts, and changes in government administration policy positions. Fluctuations in foreign exchange rates and rising inflation have had, and may continue to have an adverse impact on our financial condition and operating results in future periods. The extent to which such disruptions will continue in future periods remains uncertain, which has had and may continue to have an adverse impact on our financial condition and operating results in future periods. We continue to be committed to our business, the strength of our platform, our ability to continue to execute on our strategy, and our efforts to support our customers. Near-term revenues are relatively predictable as a result of our subscription-based business model. However, if the macroeconomic uncertainty continues or further increases, we may continue to experience a negative impact on existing and potential customers that may reduce, suspend or delay technology spending, request to renegotiate contracts to obtain concessions such as, extended billing and payment terms; shorten the duration of contracts; or elect not to renew their subscriptions which could materially adversely impact our business, financial condition and results of operations in future periods. Therefore, changes in our contracting activity in the near term may not be fully reflected in our results of operations and overall financial performance until future periods. Recent Developments On February 10, 2026, we commenced an issuer self-tender offer (the “Tender Offer”) to purchase for cash up to $180.0 million in value of shares of our common stock at a price of not less than $5.75 nor greater than $6.50 per share, upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal filed with the SEC on February 10, 2026, as each may be amended time to time. The Tender Offer was originally scheduled to expire on March 12, 2026, unless the offer was extended or terminated. On March 4, 2026, we decreased the maximum aggregate purchase price of shares to be repurchased in the Tender Offer to $140.0 million and extended the expiration date to March 18, 2026, unless further extended or earlier terminated. 45

On August 18, 2025, we announced that Michael Walrath, Yext's Chief Executive Officer and Chairman on the Board of Directors, submitted a non-binding proposal to acquire all outstanding shares of Yext not already owned by him at a price of $9.00 per share in cash. Our Board of Directors formed a Special Committee of independent directors to evaluate the proposal, advised by independent legal and financial advisers. On February 2, 2026, we announced that Michael Walrath, our Chief Executive Officer and Chairman of the Board of Directors, had withdrawn his previously announced non-binding proposal.

On May 15, 2025, we entered into a credit agreement with funds and accounts managed by BlackRock as lenders, and Acquiom Agency Services LLC, as Administrative Agent (the "May 2025 Credit Agreement"), which provides for term loan facilities in aggregate principal amounts of up to $200.0 million. In connection with entry into the May 2025 Credit Agreement, we borrowed $100.0 million on May 15, 2025 and used a portion of the proceeds under the May 2025 Credit Agreement to pay all outstanding principal, interest and other amounts owing under our existing credit facility with Silicon Valley Bank, which was then terminated. On March 6, 2026, we borrowed an additional $50.0 million, which we intend to use in connection with the Tender Offer. See Note 12 "Debt" to our consolidated financial statements for additional information.

On February 7, 2025, we completed an acquisition of KabanaSoft, LLC, doing business as Places Scout ("Places Scout"), for a purchase price of $20.3 million in cash, subject to customary adjustments. The acquisition strengthens Yext's ability to provide best-in-class competitive intelligence, benchmarking, and AI-powered insights. In addition, subject to the terms of the Unit Purchase Agreement, we agreed to grant approximately $10.0 million of incentive equity, based on current trading prices of Yext's common stock, to certain key employees of Places Scout.

See Part I Item 1A "Risk Factors" for further discussion of the possible impact of the current macroeconomic conditions and recent developments on our business.

Key Metrics

We monitor the following key operational and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Annual Recurring Revenue ("ARR")

ARR is defined as the annualized recurring amount of all contracts executed as of the last day of the reporting period. The recurring amount of a contract is determined based upon the terms of a contract and is calculated by dividing the amount of a contract by the term of the contract and then annualizing such amount. The calculation assumes no subsequent changes to the existing subscription, and where relevant, includes the annualized contractual minimum commitment and amounts related to usage above the contractual minimum commitment. We calculate usage by annualizing monthly amounts in excess of contractual minimum commitments in the current month. Contracts include portions of professional services contracts that are recurring in nature.

ARR is independent of historical revenue, unearned revenue, remaining performance obligations or any other accounting principles generally accepted in the United States of America, ("GAAP"), financial measure over any period. It should be considered in addition to, not as a substitute for, nor superior to or in isolation from, these measures and other measures prepared in accordance with GAAP. We believe ARR-based metrics provide insight into the performance of our recurring revenue business model while mitigating fluctuations in billing and contract terms.

The following table presents our ARR for customers with less than $50,000 of ARR and customers with ARR of $50,000 or more for the periods presented:

	January 31,		Variance	
(in thousands)	**2026**	**2025**	**Dollars**	**Percent**
Customers with less than $50,000	$ 40,622	$ 47,402	$ (6,780)	(14%)
Customers with $50,000 or more	403,633	395,260	8,373	2%
Total ARR	$ 444,255	$ 442,662	$ 1,593	—%

Change in ARR Presentation

Beginning in the fourth quarter of fiscal 2026 and as reflected in the immediately preceding table, we refined our presentation of ARR to show ARR for customers with ARR of less than $50,000 and for customers with ARR of $50,000 or more. This view of ARR better aligns with management's internal assessment of ARR and assists in the allocation of resources to better serve customers that

46

more meaningfully impact our business. Prior to the fourth quarter of fiscal 2026, we presented ARR for Direct customers and Third-party Reseller customers as set forth below.

The following table presents our ARR for the periods presented based on our historical presentation, which we do not expect to refer to regularly in the future:

	January 31,				Variance		
(in thousands)		2026		2025		Dollars	Percent
Direct Customers	$	367,886	$	368,201	$	(315)	—%
Third-Party Reseller Customers		76,369		74,461		1,908	3%
Total ARR	$	444,255	$	442,662	$	1,593	—%

ARR for Direct customers was defined as the annualized recurring amount of all contracts in our enterprise, mid-size and small business customer base as of the last day of the reporting period. The recurring amount of a contract was determined based upon the terms of a contract and was calculated by dividing the amount of a contract by the term of the contract and then annualizing such amount. The calculation assumed no subsequent changes to the existing subscription. Contracts included portions of professional services contracts that are recurring in nature.

ARR for Third-party Reseller customers was defined as the annualized recurring amount of all contracts with Third-party Reseller customers as of the last day of the reporting period. The recurring amount of a contract was determined based upon the terms of a contract and was calculated by dividing the amount of a contract by the term of the contract and then annualizing such amount. The calculation assumed no subsequent changes to the existing subscription. The calculation included the annualized contractual minimum commitment and amounts related to usage above the contractual minimum commitment. We calculated usage by annualizing monthly amounts in excess of contractual minimum commitments in the current month. Contracts included portions of professional services contracts that are recurring in nature.

Dollar-Based Net Retention Rate

We believe that our ability to retain our customers and expand the ARR they generate for us over time is an important component of our growth strategy and reflects the long term value of our customer relationships. We assess our performance in this area using a metric we refer to as our dollar-based net retention rate, which compares the ARR from a set of subscription customers across comparable periods.

This metric is calculated first by determining the ARR generated 12 months prior to the end of the current period for a cohort of customers who had active contracts at that time. We then calculate ARR from the same cohort of customers at the end of the current period, which includes customer expansion, contraction and churn. The current period ARR is then divided by the prior period ARR to arrive at our dollar-based net retention rate. Any ARR obtained through merger and acquisition transactions does not affect the dollar-based net retention rate until one year from the date on which the transaction closed. The cohorts of customers that we present dollar-based net retention rate for include customers with ARR of less than $50,000, customers with ARR of $50,000 or more, and total customers. The cohort designation is based on the designation as of the 12 months prior to the end of the current period and does not reflect changes in cohort designation that may occur through the current period.

The following table provides our dollar-based net retention rate for the periods presented:

	January 31,	
	2026	2025
Customers with less than $50,000	86%	88%
Customers with $50,000 or more	99%	94%
Total Customers	97%	93%

Change in Dollar-Based Net Retention Rate Presentation

Beginning in the fourth quarter of fiscal 2026 and as reflected in the immediately preceding table, our dollar-based net retention rate is presented for customers with ARR of less than $50,000 and customers with ARR of $50,000 or more to align with the presentation change in ARR discussed above. We believe this view of our dollar-based net retention rate better aligns with the way we

47

evaluate and manage our business. Prior to the fourth quarter of fiscal 2026, we presented our dollar-based net retention rate based on Direct customers and Third-party Reseller customers, as set forth below. The following table presents our dollar-based net retention rate for the periods presented based on our historical presentation, which we do not expect to refer to regularly in the future: January 31, 2026 2025 Direct Customers 97% 92% Third-Party Reseller Customers 99% 95% Total Customers 97% 93% Dollar-Based Gross Retention Rate We also evaluate our ability to retain customers and the ARR they generate for us over time, excluding the impact of expansion. We assess our performance in this area using a metric we refer to as dollar-based gross retention rate. We believe this metric provides insight into the stability of our customer base and our ability to deliver sustained value to customers independent of growth through expansion. This metric is calculated by first determining the ARR generated 12 months prior to the end of the current period for a cohort of customers who had active contracts at that time. We then calculate ARR from the same cohort of customers at the end of the current period, which includes customer contraction and churn, and excludes customer expansion. The current period ARR is then divided by the prior period ARR to arrive at our dollar-based gross retention rate. The cohort of customers that we present dollar-based gross retention rate for include customers with ARR of less than $50,000, customers with ARR of $50,000 or more, and total customers. The cohort designation is based on the designation as of the 12 months prior to the end of the current period and does not reflect changes in cohort designation that may occur through the current period. The following table provides our dollar-based gross retention rate for the periods presented: January 31, 2026 2025 Customers with less than $50,000 75% 77% Customers with $50,000 or more 90% 88% Total Customers 88% 86% Change in Dollar-Based Net Retention Rate Presentation Beginning in the fourth quarter of fiscal 2026 and as reflected in the immediately preceding table, our dollar-based gross retention rate is presented for customers with ARR of less than $50,000 and customers with ARR of $50,000 or more to align with the presentation change in ARR discussed above. We believe this view of our dollar-based gross retention rate better aligns with the way we evaluate and manage our business. Prior to the fourth quarter of fiscal 2026, we presented our dollar-based gross retention rate based on Direct customers and Third-party Reseller customers, as set forth below. The following table presents our dollar-based gross retention rate for the periods presented based on our historical presentation, which we do not expect to refer to regularly in the future: January 31, 2026 2025 Direct Customers 89% 86% Third-Party Reseller Customers 85% 87% Total Customers 88% 86% 48

Components of Results of Operations Revenue We derive our revenue primarily from subscription and associated support to our platform. Our contracts are typically one year in length, but may be up to three years or longer in length. Revenue is a function of the number of customers, the number of licenses or capacity purchased by each customer, the package to which each customer subscribes, the price of the package and renewal rates. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our platform is made available to customers. At the beginning of each subscription term we invoice our customers, typically in annual installments, but also monthly, quarterly, and semi-annually. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and unearned revenue. Unearned revenue is subsequently recognized as revenue when transfer of control to a customer has occurred. Cost of Revenue Cost of revenue consists primarily of employee-related costs, including personnel-related costs, which mainly consist of salaries and wages, and stock-based compensation expense. Cost of revenue also includes fees associated with our Publisher Network application provider arrangements, the nature of which may be unpaid, fixed, or variable, and are unpaid with many of our larger providers, as well as the costs associated with our data centers. In addition, cost of revenue includes depreciation expense, which includes amounts allocated based on employee headcount, as well as amounts related to certain capitalized software development costs incurred in connection with additional functionality to our platform. Cost of revenue also includes amortization expense, which includes amounts related to intangible assets arising from acquisitions, as well as lease expenses and asset impairments associated with our office spaces, which are allocated based on employee headcount. In addition, cost of revenue includes professional related costs and software expense, which relates to licenses, professional services, and other costs associated with software for use in the operations of our business, which is also allocated based on employee headcount. Operating Expenses Sales and marketing expenses. Sales and marketing expenses consist primarily of employee-related costs which are comprised of personnel-related costs and stock-based compensation expense. Personnel-related costs mainly consist of salaries and wages and costs of obtaining revenue contracts. Sales and marketing expenses also include lease expenses and asset impairments associated with our office spaces, as well as software expense, each of which are allocated based on employee headcount. In addition, sales and marketing expenses include amortization expense, which includes amounts related to intangible assets arising from acquisitions, as well as costs related to advertising and conferences and brand awareness events. Research and development expenses. Research and development expenses consist primarily of employee-related costs which are comprised of personnel-related costs and stock-based compensation expense. Personnel-related costs mainly consist of salaries and wages. Capitalized software development costs related to additional functionality to our platform are excluded from research and development expenses as they are capitalized as a component of property and equipment, net and depreciated to cost of revenue over the term of their useful life. Research and development expenses also include data centers costs associated with pre-production costs for testing and quality assurance, as well as lease expenses and asset impairments associated with our office spaces, and software expense, each of which are allocated based on employee headcount. General and administrative expenses. General and administrative expenses consist primarily of employee-related costs which are comprised of personnel-related costs and stock-based compensation expense for our finance and accounting, human resources, information technology and legal support departments. Personnel-related costs mainly consist of salaries and wages. General and administrative expenses also include lease expenses and asset impairments associated with our office spaces, as well as software expense, each of which are allocated based on employee headcount. In addition, general and administrative expenses include bad debt expense and other professional related costs, which include acquisition-related costs, as well as fair value adjustments related to contingent consideration. 49

Results of Operations In this section, we discuss the results of our operations for the fiscal year ended January 31, 2026 compared to the fiscal year ended January 31, 2025. For a discussion of our results of operations for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024, see Part II, Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The following table sets forth selected consolidated statement of operations data for each of the periods indicated: 2026 2025 Revenue $ 446,579 $ 420,957 Cost of revenue(1) 114,068 96,364 Gross profit 332,511 324,593 Operating expenses: Sales and marketing(1) 134,765 174,779 Research and development(1) 89,874 77,201 General and administrative(1) 63,323 105,061 Total operating expenses 287,962 357,041 Income (loss) from operations 44,549 (32,448) Interest income 3,856 6,102 Interest expense (7,575) (967) Other expense, net (704) (745) Income (loss) from operations before income taxes 40,126 (28,058) (Provision for) benefit from income taxes (2,255) 110 Net income (loss) $ 37,871 $ (27,948) (in thousands) Fiscal year ended January 31, (1) See Note 10 "Stock-Based Compensation" to our consolidated financial statements for amounts included. 50

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue: Fiscal year ended January 31, 2026 2025 Revenue 100% 100% Cost of revenue 26 23 Gross profit 74.5 77.1 Operating expenses: Sales and marketing 30 42 Research and development 20 18 General and administrative 14 25 Total operating expenses 64 85 Income (loss) from operations 10 (8) Interest income 1 1 Interest expense (2) — Other expense, net — — Income (loss) from operations before income taxes 9 (7) (Provision for) benefit from income taxes (1) — Net income (loss) 8% (7%) Note: Numbers rounded for presentation purposes and may not sum. Fiscal Year Ended January 31, 2026 Compared to Fiscal Year Ended January 31, 2025 Revenue Fiscal year ended January 31, Variance (in thousands) 2026 2025 Dollars Percent Revenue $ 446,579 $ 420,957 $ 25,622 6% Cost of revenue 114,068 96,364 17,704 18% Gross profit $ 332,511 $ 324,593 $ 7,918 2% Gross margin 74.5% 77.1% Total revenue was $446.6 million for the fiscal year ended January 31, 2026, compared to $421.0 million for the fiscal year ended January 31, 2025, an increase of $25.6 million or 6%. The increase was entirely driven by the inclusion of Hearsay’s revenue as a result of the acquisition which was completed on August 1, 2024. Revenue recognized from subscriptions and associated support to our platform was 94% and 93%, while revenue recognized from professional services was 6% and 7%, for the fiscal years ended January 31, 2026 and 2025, respectively. Revenue for the fiscal year ended January 31, 2026 included a positive impact from foreign currency exchange rates of approximately $3.3 million, using a constant currency basis. We calculate constant currency by translating our current period results for entities reporting in currencies other than U.S. Dollars (“USD”) into USD at the average monthly exchange rates in effect during the comparative period, as opposed to the average monthly exchange rates in effect during the current period. The following table summarizes our revenue by sales channel for the periods presented: Fiscal year ended January 31, Variance 2026 2025 Dollars Percent (in thousands) Direct Customers $ 372,485 $ 346,951 $ 25,534 7% Third-Party Reseller Customers 74,094 74,006 88 —% Total Revenue $ 446,579 $ 420,957 $ 25,622 6% Revenue attributable to direct customers was $372.5 million for the fiscal year ended January 31, 2026, compared to $347.0 million for the fiscal year ended January 31, 2025, an increase of $25.5 million or 7%. The increase was entirely driven by the inclusion of Hearsay’s revenue as a result of the acquisition which was completed on August 1, 2024. Revenue attributable to third- party reseller customers was $74.1 million for the fiscal year ended January 31, 2026, compared to $74.0 million for the fiscal year 51 ended January 31, 2025, remaining relatively consistent. As we no longer regularly evaluate or assess performance by sales channel, the above disaggregation of revenue is not expected to be referred to on a consistent basis in the future.

Cost of Revenue and Gross Margin

Cost of revenue was $114.1 million for the fiscal year ended January 31, 2026, compared to $96.4 million for the fiscal year ended January 31, 2025, an increase of $17.7 million, or 18%. The increase was primarily driven by a $5.5 million increase in amortization expense related to acquired intangible assets largely related to the acquisition of Hearsay, as well as a $1.2 million increase related to royalties and integration fees. In addition, personnel-related costs increased $3.6 million reflecting higher headcount, data center costs increased $2.7 million, and asset impairment charges of $2.5 million were recognized in connection with subleasing activity related to our corporate headquarters.

Gross margin was 74.5% for the fiscal year ended January 31, 2026, compared to 77.1% for the fiscal year ended January 31, 2025 as reflected in the discussion above.

Operating Expenses

	Fiscal year ended January 31,		Variance	
(in thousands)	**2026**	**2025**	**Dollars**	**Percent**
Sales and marketing	$ 134,765	$ 174,779	$ (40,014)	(23%)
Research and development	$ 89,874	$ 77,201	$ 12,673	16%
General and administrative	$ 63,323	$ 105,061	$ (41,738)	(40%)

Sales and marketing expense was $134.8 million for the fiscal year ended January 31, 2026, compared to $174.8 million for the fiscal year ended January 31, 2025, a decrease of $40.0 million, or 23%. The decrease was primarily driven by employee-related costs, as personnel-related costs decreased $26.4 million and stock-based compensation expense decreased $8.2 million, reflecting lower headcount. In addition, advertising costs decreased $2.8 million and conferences and events decreased $2.4 million. These decreases were offset by a $3.7 million increase in amortization expense largely related to acquired intangible assets from the Hearsay acquisition, and asset impairment charges of $2.3 million recognized in connection with subleasing activity related to our corporate headquarters.

Research and development expense was $89.9 million for the fiscal year ended January 31, 2026, compared to $77.2 million for the fiscal year ended January 31, 2025, an increase of $12.7 million, or 16%. The increase was primarily driven by employee-related costs, as personnel-related costs increased $2.5 million reflecting higher headcount, and stock-based compensation expense increased $3.6 million, largely due to awards granted in connection with the acquisition of Places Scout. In addition, software expense increased $1.0 million, and asset impairment charges of $2.1 million were recognized in connection with subleasing activity related to our corporate headquarters.

General and administrative expense was $63.3 million for the fiscal year ended January 31, 2026, compared to $105.1 million for the fiscal year ended January 31, 2025, a decrease of $41.7 million or 40%. The decrease was primarily driven by the acquisition of Hearsay on August 1, 2024, which resulted in $8.8 million of costs associated with the incentive pool being incurred during the fiscal year ended January 31, 2025, as well as changes in the fair value of contingent consideration of $34.1 million. See Note 6 "Fair Value of Financial Instruments" to our consolidated financial statements for additional information on contingent consideration. In addition, professional related costs decreased $2.3 million largely due to acquisition-related costs in connection with the Hearsay acquisition on August 1, 2024, which were primarily incurred in the fiscal year ended January 31, 2025. These decreases were offset by $2.1 million of payroll tax contingencies for a non-recurring state payroll withholding tax audit expected to be settled in the first half of fiscal 2027, a $1.7 million increase in stock-based compensation expense, largely due to awards granted to certain executives including performance-based RSUs, and impairment charges of $1.7 million that were recognized in connection with subleasing activity related to our corporate headquarters.

Net Income (Loss)

Net income was $37.9 million for the fiscal year ended January 31, 2026, compared to a net loss of $27.9 million for the fiscal year ended January 31, 2025.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe that certain non-GAAP financial measures are useful in evaluating our operating performance and our business.

Non-GAAP net income (loss) is a financial measure that is not calculated in accordance with GAAP. We define non-GAAP net income (loss) as our GAAP net income (loss) as adjusted to exclude the effects of stock-based compensation expense, acquisition-related costs, amortization of acquired intangibles, asset impairments, strategic transaction costs, and payroll tax contingencies, as well as the related income tax effect of these adjustments. Acquisition-related costs include transaction and related costs, subsequent fair value movements in contingent consideration, and compensation arrangements. Strategic transaction costs relate to third-party costs

52

incurred in connection with Michael Walrath’s, Yext’s Chief Executive Officer and Chairman on the Board of Directors, non-binding proposal to acquire all outstanding shares. Payroll tax contingencies are related to a state payroll withholding tax audit expected to be settled in the first half of fiscal 2027 that are not expected to recur. We believe non-GAAP net income (loss) provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to- period comparisons of our results of operations. We also believe non-GAAP net income (loss) is useful in evaluating our operating performance compared to that of other companies in our industry, as it eliminates the effects of stock-based compensation, acquisition- related costs, amortization of acquired intangibles, asset impairments, strategic transaction costs, and payroll tax contingencies, which may vary for reasons unrelated to overall operating performance. Beginning in fiscal year 2026, we utilized a projected tax rate of 23.5% in our computation of the non-GAAP income tax provision which was subsequently updated to 25.5% in the second quarter of fiscal 2026. This compares to a projected tax rate of 25% in fiscal year 2025. Our estimated tax rate on non-GAAP income is determined annually and may be adjusted during the year to take into account events or trends that we believe materially impact the estimated annual rate including, but not limited to, significant changes resulting from tax legislation, material changes in the geographic mix of revenue and expenses and other significant events. Our estimated tax rate on non-GAAP income may differ from our GAAP tax rate and from our actual tax liabilities. We use non-GAAP net income (loss) in conjunction with traditional GAAP net income (loss) as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, and to evaluate the effectiveness of our business strategies. Adjusted EBITDA is a non-GAAP financial measure that we believe offers a useful view of overall operations used to assess the performance of core business operations and for planning purposes. We define Adjusted EBITDA as GAAP net income (loss) before (1) interest income (expense), net, (2) (provision for) benefit from income taxes, (3) depreciation and amortization, (4) other income (expense), net, (5) stock-based compensation expense, (6) acquisition-related costs, (7) asset impairments, (8) strategic transaction costs and (9) payroll tax contingencies. The most directly comparable GAAP financial measure to Adjusted EBITDA is GAAP net income (loss). Users should consider the limitations of using Adjusted EBITDA, including the fact that this measure does not provide a complete measure of our operating performance. Adjusted EBITDA is not intended to purport to be an alternate to GAAP net income (loss) as a measure of operating performance. The definitions of our non-GAAP financial measures may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish this or similar metrics. Thus, our non-GAAP financial measures should be considered in addition to, not as a substitute for, nor superior to or in isolation from, measures prepared in accordance with GAAP. Our non-GAAP financial measures may be limited in their usefulness because they do not present the full economic effect of the aforementioned items. We compensate for these limitations by providing a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view non-GAAP net income (loss) and Adjusted EBITDA in conjunction with GAAP net income (loss). Recent Changes in Non-GAAP Metrics During the fiscal year ended January 31, 2026, we revised our definitions of Non-GAAP net income (loss) and Adjusted EBITDA to include adjustments for asset impairment charges associated with subleasing floors of our corporate offices, as well as strategic transaction costs related to third-party costs incurred for Michael Walrath’s, Yext’s Chief Executive Officer and Chairman on the Board of Directors, non-binding proposal to acquire all outstanding shares, and payroll tax contingencies related to a non-recurring state payroll withholding tax audit. We believe these changes provide investors with a view of continuing core operations without the effects of these items, which may vary for reasons unrelated to overall operating performance. We have recast our results on the same basis for the prior comparative periods presented, although the effects in those periods remain unchanged as no strategic transaction costs, asset impairments, or payroll tax contingencies occurred. 53

The following table reconciles our GAAP net income (loss) to non-GAAP net income (loss): Fiscal year ended January 31, (in thousands) 2026 2025 GAAP net income (loss) $ 37,871 $ (27,948) Plus: Stock-based compensation expense 48,711 51,780 (Less) Plus: Acquisition-related costs (25,416) 29,176 Plus: Amortization of acquired intangibles 16,240 7,097 Less: Tax adjustment (21,238) (15,109) Plus: Asset impairments 8,552 — Plus: Strategic transaction costs 1,811 — Plus: Payroll tax contingencies 2,105 — Non-GAAP net income $ 68,636 $ 44,996 The following table reconciles our GAAP net income (loss) to Adjusted EBITDA: Fiscal year ended January 31, (in thousands) 2026 2025 GAAP net income (loss) $ 37,871 $ (27,948) Interest expense (income), net 3,719 (5,135) Provision for (benefit from) income taxes 2,255 (110) Depreciation and amortization 26,986 18,531 Other expense 704 745 Stock-based compensation expense 48,711 51,780 Acquisition-related costs (25,416) 29,176 Asset impairments 8,552 — Strategic transaction costs 1,811 — Payroll tax contingencies 2,105 — Adjusted EBITDA $ 107,298 $ 67,039 Constant Currency We provide revenue, including year-over-year growth rates, adjusted to remove the impact of foreign currency rate fluctuations, which we refer to as constant currency. We believe providing revenue on a constant currency basis helps our investors to better understand our underlying performance, given the current macroeconomic environment. We calculate constant currency by using the current period results for entities reporting in currencies other than USD, which are then converted into USD at the average monthly exchange rates in effect during the comparative period, as opposed to the average monthly exchange rates in effect during the current period. Our definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our revenue on a constant currency basis should be considered in addition to, not as a substitute for, nor superior to or in isolation from, measures prepared in accordance with GAAP. We provide a reconciliation of revenue on a constant currency basis to the most closely related GAAP financial measure. We encourage investors and others to review our financial information in its entirety and to view revenue on a constant currency basis in conjunction with revenue on a GAAP basis. The following table provides a reconciliation of revenue on a GAAP basis to revenue on a constant currency basis: Fiscal year ended January 31, (in thousands) 2026 2025 Growth Rates Revenue (GAAP) $ 446,579 $ 420,957 6% Effects of foreign currency rate fluctuations (3,323) Revenue on a constant currency basis (Non-GAAP) $ 443,256 5% 54

Free Cash Flow

We also provide free cash flow, which is a non-GAAP measure defined as net cash provided by (used in) operating activities, less cash used for purchases of capital expenditures, inclusive of capitalized software development costs. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe this is meaningful to investors because it is a measure of liquidity that provides useful information in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business.

The following table provides a reconciliation of GAAP Cash flow provided by operating activities to free cash flow:

	Fiscal year ended January 31,	
(in thousands)	**2026**	**2025**
Net cash provided by operating activities	$ 55,847	$ 50,211
Less: Capital expenditures inclusive of capitalized software development costs	(2,557)	(2,085)
Free cash flow	$ 53,290	$ 48,126
Operating cash flow margin	13%	12%
Free cash flow margin	12%	11%

Liquidity and Capital Resources

As of January 31, 2026, our principal sources of liquidity were cash and cash equivalents of $154.1 million. We believe our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 12 months. Our cash flows, including net cash used in or provided by operating activities, may vary significantly from quarter to quarter, due to the timing of billings, cash collections and lease payments, significant marketing events and related expenses, acquisitions, and other factors.

Our future capital requirements will depend on many factors, including those set forth under "Risk Factors". We may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies, and intellectual property rights. In addition, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Credit Arrangements

Silicon Valley Bank

On March 11, 2020, we entered into a credit agreement (the "Credit Agreement") with Silicon Valley Bank ("SVB"). In January 2021, we amended the Credit Agreement which modified the conditions pursuant to which subsidiaries are required to become guarantors. On December 22, 2022, we entered into a second amendment ("Amendment No. 2") to the Credit Agreement, dated March 11, 2020, and on July 26, 2024, we entered into a third amendment ("Amendment No. 3") to the Credit Agreement, collectively referred to as the Credit Facility. No significant debt issuance costs were incurred in association with Amendment No.2 and Amendment No.3.

Amendment No. 2 amended the Credit Facility to, among other things (i) extend the maturity date of the Credit Facility to December 22, 2025, (ii) amend the interest rate provisions to replace LIBOR with SOFR as the interest rate benchmark, and (iii) amend the recurring revenue growth rate financial covenant.

Amendment No. 3 amended the Credit Facility to, among other things (i) amend the interest rate applicable to loans under the Credit Facility, and (ii) replace the consolidated quick ratio and recurring revenue growth rate financial covenants with consolidated total leverage ratio and minimum liquidity financial covenants.

The Credit Facility provides for a senior secured revolving loan facility of up to $50.0 million that matures on December 22, 2025, with the right subject to certain conditions to add an incremental revolving loan facility of up to $50.0 million in the aggregate. The revolving loan facility provides for borrowings up to the amount of the facility with sub-limits of up to (i) $30.0 million to be available for the issuance of letters of credit and (ii) $10.0 million to be available for swingline loans.

On May 15, 2025, in connection with the May 2025 Credit Agreement entered into with BlackRock, the Credit Facility with SVB was terminated and was accounted for as a debt extinguishment. No amounts were drawn under the facility at the time of termination, and all remaining unamortized issuance costs were written off, which were immaterial.

BlackRock

55

On May 15, 2025, we entered into the May 2025 Credit Agreement which provides for (i) a senior secured initial term loan facility (the “Initial Term Loan Facility”) in an aggregate principal amount of up to $100.0 million, (ii) a secured delayed draw term loan facility in an aggregate principal amount of up to $50.0 million (the “Delayed Draw Term Loan Facility”), and (iii) an uncommitted secured discretionary delayed draw term loan facility in an aggregate principal amount of up to $50.0 million (the “Discretionary Delayed Draw Term Loan Facility”, and together with the Initial Term Loan Facility and the Delayed Draw Term Loan Facility, the “Term Loan Facilities” and borrowings under the Term Loan Facilities, the “Term Loans”). The Term Loan Facilities mature on May 15, 2030. We borrowed $100.0 million under the Initial Term Loan Facility on May 15, 2025, and we borrowed $50.0 million under the Delayed Draw Term Loan Facility on March 6, 2026. The proceeds of the term loans made under the Initial Term Loan Facility were used to repay existing debt and related fees and expenses associated with Term Loan Facilities, with the remainder available for general corporate purposes, and we intend to use the proceeds of the term loans made under the Delayed Draw Term Loan Facility in connection with the Tender Offer. The Term Loan Facilities bear interest, at our option, at an annual rate based on an adjusted term SOFR rate or a base rate. Term Loans based on the adjusted term SOFR rate shall bear interest at a per annum rate equal to term SOFR (subject to a 1.00% floor) plus 5.25%. Term Loans based on the base rate shall bear interest at a per annum rate equal to the greatest of (i) the prime rate then in effect, (ii) the federal funds effective rate then in effect, plus 0.50% per annum, (iii) an adjusted term SOFR rate determined on the basis of a one-month interest period, plus 1.00% per annum, and (iv) 2.00%, in each case, plus a margin of 4.25%. Interest is due and payable in quarterly arrears, in the case of Term Loans bearing interest at the base rate, and at the end of an interest period (or quarterly, in the case of any interest period longer than 3 months), in the case of Term Loans bearing interest at the adjusted term SOFR rate. As of January 31, 2026, interest on the Term Loan Facilities was based on an adjusted term SOFR rate. The obligations under the May 2025 Credit Agreement are guaranteed by certain of our subsidiaries and secured by a lien on substantially all of our property and certain subsidiary guarantors. The May 2025 Credit Agreement contains customary affirmative and negative covenants and restrictions that, among other things, restrict our and our subsidiaries' ability to repurchase stock, incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. The May 2025 Credit Agreement also contains financial covenants that require us to maintain minimum qualified cash of at least $35.0 million at all times and minimum consolidated EBITDA for relevant test periods, tested on a quarterly basis. The May 2025 Credit Agreement contains customary events of default relating to, among other things, payment defaults, breach of covenants, cross acceleration to material indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events. Non-compliance with one or more of the covenants and restrictions or the occurrence of an event of default could result in the full or partial principal balance of the May 2025 Credit Agreement becoming immediately due and payable and termination of the commitments. The Term Loans are subject to certain mandatory prepayment events, including an excess cash flow sweep of up to 30% for excess cash flow periods in which our annualized recurring revenue is less than $350.0 million. In connection with the May 2025 Credit Agreement, we incurred original issue discount costs of $1.0 million and debt issuance costs of $0.8 million. These costs will be amortized to interest expense over the term of the Term Loan Facilities using the effective interest method. As of January 31, 2026, we were in compliance with all debt covenants. Share Repurchase Program In March 2022, our Board of Directors authorized a $100.0 million share repurchase program of our common stock which was increased by an additional $50.0 million in September 2023 and an additional $50.0 million in March 2025. During the fiscal year ended January 31, 2026, 9,417,849 shares were purchased and as of January 31, 2026, approximately $14.9 million remains available for future purchases, exclusive of commissions paid on the repurchase of shares. Tender Offer On February 10, 2026, we announced the commencement of the Tender Offer to purchase for cash up to $180.0 million in value of shares of our common stock at a price of not less than $5.75 nor greater than $6.50 per share, to the seller in cash, less any applicable withholdings and without interest, upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, as each may be amended time to time. The Tender Offer was originally scheduled to expire on March 12, 2026. On March 4, 2026, we decreased the maximum aggregate purchase price of shares to be repurchased in the Tender Offer to $140.0 million and extended the expiration date to March 18, 2026, unless further extended or earlier terminated. 56

Cash Flows In this section, we discuss our cash flows for the fiscal years ended January 31, 2026 and 2025. For a discussion of our cash flows for the fiscal year ended January 31, 2024, see Part II, Item 7, "Management’s Discussion and Analysis of Financial Condition and Liquidity and Capital Resources" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The following table summarizes our cash flows: Fiscal year ended January 31, (in thousands) 2026 2025 Net cash provided by operating activities $ 55,847 $ 50,211 Net cash used in investing activities $ (21,358) $ (91,492) Net cash used in financing activities $ (9,523) $ (28,541) Operating Activities Net cash provided by operating activities of $55.8 million for the fiscal year ended January 31, 2026 reflected our net income of $37.9 million, adjusted by non-cash charges including stock-based compensation expense of $48.7 million, depreciation and amortization expense of $27.0 million, amortization of operating lease right-of-use assets of $9.4 million, asset impairment charges of $8.6 million, and bad debt expense of $3.1 million. These non-cash charges were offset by $28.6 million related to adjustments to contingent consideration. In addition, there were positive adjustments resulting from changes in other long term assets of $6.5 million, and costs to obtain revenue contracts of $3.0 million. These increases were offset by changes in unearned revenue of $15.7 million, operating lease liabilities of $14.3 million, other long term liabilities of $12.0 million, accounts receivable of $8.3 million, mainly due to timing of billing and cash collections during the period, prepaid expenses and other current assets of $5.2 million, and accounts payable, accrued expenses and other current liabilities of $4.9 million. Net cash provided by operating activities of $50.2 million for the fiscal year ended January 31, 2025 reflected our net loss of $27.9 million, adjusted by non-cash charges including stock-based compensation expense of $51.8 million, depreciation and amortization expense of $18.5 million, including $7.1 million related to the amortization of acquired intangibles, as well as $8.7 million related to the amortization of operating lease right-of-use assets and $5.5 million related to adjustments to contingent consideration. In addition, there were positive adjustments resulting from changes in accounts payable, accrued expenses and other current liabilities of $17.0 million and costs to obtain revenue contracts of $10.0 million. These increases were offset by changes in unearned revenue of $20.5 million, operating lease liabilities of $11.1 million, and accounts receivable of $1.1 million, mainly due to timing of billing and cash collections during the period. Investing Activities Net cash used in investing activities of $21.4 million for the fiscal year ended January 31, 2026 reflected cash outflows of $18.8 million related to cash paid, net of cash acquired, in the acquisition of Places Scout, as well as capital expenditures of $2.6 million. Net cash used in investing activities of $91.5 million for the fiscal year ended January 31, 2025 reflected cash outflows of $89.4 million related to cash paid, net of cash acquired, in the acquisition of Hearsay, as well as capital expenditures of $2.1 million. Financing Activities Net cash used in financing activities of $9.5 million for the fiscal year ended January 31, 2026 reflected cash outflows of $67.4 million associated with repurchases of common stock as part of our share repurchase program, as well as $23.0 million associated with payments for taxes related to the net share settlement of stock-based compensation awards, and deferred acquisition payments of $22.0 million made in connection with the Hearsay acquisition. This was offset by proceeds from debt issuance of $99.0 million related to the May 2025 Credit Agreement and $2.9 million of net proceeds from employee stock purchase plan withholdings. Net cash used in financing activities of $28.5 million for the fiscal year ended January 31, 2025 was primarily related to cash outflows of $17.9 million associated with repurchases of common stock as part of our share repurchase program, as well as $10.8 million associated with payments for taxes related to the net share settlement of stock-based compensation awards and $3.5 million related to deferred payments for acquisitions. This was offset by net proceeds from employee stock purchase plan withholdings of $3.3 million. Contractual Obligations See Note 15 "Commitments and Contingencies" to our consolidated financial statements for further discussion on contractual obligations. 57

Critical Accounting Policies and Estimates Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements for further discussion on our accounting policies. Our most critical accounting policies and estimates, based on the degree of judgment and complexity, are discussed below. Revenue Recognition We derive our revenue primarily from our subscriptions and associated support to our platform. Our subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. Our subscription and associated support performance obligation is distinct because a customer's use of our platform is fully functional upon access, does not require any additional development, modification or customization, and is often sold separately. In certain instances, we enter into a contract that includes a promise to provide certain technical or customized professional services, in addition to a promise to provide its subscription and associated support. Our professional services performance obligation is distinct as it does not significantly change or enhance the functionality of our platform. In instances when a contract includes more than one performance obligation, we must allocate the transaction price to the performance obligations on a relative standalone selling price basis ("SSP"). SSP represents the price at which a company would sell a promised product or service separately to a customer. We determine the SSP based on a series of complex factors. Our selling prices associated with our subscription and associated support are considered highly variable based on discounting practices, customer geography, customer size, and other such factors. In contrast, our selling prices associated with our professional services are more observable, predictable and consistent. Accordingly, we use the residual method to determine SSP. The recognition of revenue is determined through application of the five-step model in accordance with ASC 606. Revenue is recognized upon transfer of control of services to our customers, including third-party reseller customers, in an amount that reflects the consideration we expect to receive in exchange for those services. In transactions with resellers, we contract only with the reseller, in which pricing and length of subscription and support services are agreed upon. The reseller negotiates the price charged and length of subscription and support service directly with its customer. We do not pay separate fees to third-party reseller customers in association with these transactions, and do not have direct interactions with the reseller’s customer. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our platform is made available to our customers. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and unearned revenue or revenue. See Note 2 "Summary of Significant Accounting Policies" and Note 3 "Revenue" to our consolidated financial statements for further discussion on our revenue recognition. Income Taxes We account for income taxes in accordance with ASC Topic 740, “Income Taxes,” under which deferred income taxes are provided for temporary differences between the financial reporting and tax basis of our assets and liabilities. We classify all deferred tax assets and liabilities as non-current on the consolidated balance sheet. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for income taxes on the consolidated statements of operations and comprehensive income (loss) in the period that includes the enactment date. We reduce deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of our deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including results of operations, future reversals of existing taxable temporary differences, projected future taxable income and tax-planning strategies. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. We recognize interest and penalties related to uncertain tax positions within the provision for income taxes on our consolidated statement of operations and comprehensive income (loss). 58

Business Combinations We account for business combinations using the acquisition method of accounting, which requires identifiable assets acquired and liabilities assumed in the acquiree, to be measured at their fair values, as of the acquisition date. Any excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. The determination of fair value requires management to make significant estimates, particularly with respect to intangible assets. These estimates can include, but are not limited to: • future expected cash flows from revenue contracts and acquired developed technologies and trademarks; • historical and expected customer attrition rates and anticipated growth in revenue from acquired customers; • royalty rates applied to acquired developed technology platforms and other intangible assets; • assumptions about the period of time and intended use of acquired intangible assets; • discount rates; • uncertain tax positions and tax-related valuation allowances; and • fair value of assumed equity awards. These estimates are inherently uncertain and unpredictable, and unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. If the initial accounting for a business combination is not complete following the acquisition date, we report provisional amounts for the known assets, liabilities, equity interests, or items of consideration for which the accounting is incomplete at the end of the financial reporting period. Provisional accounting is inherently subjective and judgmental. The objective of the measurement period is to provide a reasonable period of time to obtain the information necessary to complete all aspects of business combination accounting with a high level of confidence. During the measurement period, which may be up to one year from the acquisition date, adjustments to the reported provisional amounts may be recorded for which the accounting was incomplete, with the corresponding offset to goodwill. Should the accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements, disclosing them as provisional, and any material measurement period adjustments are identified as such. Additional assets acquired or liabilities assumed in an acquisition that were not recognized at the acquisition date might be identified during the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, no further adjustments are made. Contingent consideration arrangements entered in connection with a business combination are measured at fair value on the acquisition date and in subsequent reporting periods. Changes in in fair value associated with these arrangements are recorded in our consolidated statements of operations and comprehensive income (loss). These arrangements require management to make significant estimates and judgments that include, but are not limited to the future estimated achievement of earnout milestones, estimated timing of payments, and discount rates. These estimates are subject to changes in events and circumstances that arise over the duration of the arrangements. Recent Accounting Pronouncements See Note 2 "Summary of Significant Accounting Policies-Recent Accounting Pronouncements" to the consolidated financial statements for our discussion about adopted and pending recent accounting pronouncements. 59

Item 7A. Quantitative and Qualitative Disclosures About Market Risk Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We are exposed to market risks related to foreign currency exchange rates, inflation and interest rates. Foreign Currency Risk Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where the local currency is the functional currency, are translated from foreign currencies into U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates for the period for revenue, costs and expenses. We record translation gains and losses in accumulated other comprehensive (loss) income as a component of stockholders' equity. We reflect net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency as a component of foreign currency exchange losses in other expense, net. Based on the size of our international operations and the amount of our expenses denominated in foreign currencies, we would not expect a 10% change in the value of the U.S. dollar from rates on January 31, 2026 to have a material effect on our financial position or results of operations. These exposures may change over time as business practices evolve and economic conditions change, including recent foreign currency impacts due to the macroeconomic environment. Inflation Risk We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy which includes labor costs. Nonetheless, if our costs, in particular personnel-related costs, continue to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Interest Rate Risk As of January 31, 2026, we had cash and cash equivalents of $154.1 million. The primary objective of our investments is the preservation of capital to fulfill liquidity needs. We do not enter into investments for trading or speculative purposes. We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot assure you that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits and are exposed to counterparty risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical change of 1% in the interest rate as of January 31, 2026 would impact our annual interest expense by approximately $1.0 million. Financial Institution Risk While we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. Notwithstanding, those institutions are subject to risk of failure and our balances may be uninsured in certain cases. 60

Item 8. Consolidated Financial Statements and Supplementary Data Index to Consolidated Financial Statements Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42) 62 Consolidated Balance Sheets 65 Consolidated Statements of Operations and Comprehensive Income (Loss) 66 Consolidated Statements of Stockholders' Equity 67 Consolidated Statements of Cash Flows 68 Notes to Consolidated Financial Statements 70 PAGE 61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Yext, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Yext, Inc. (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2026 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 62

Revenue Recognition Description of the Matter The Company recorded consolidated revenue of $447 million for the year ended January 31, 2026, and $218 million of unearned revenue as of January 31, 2026. As described in Note 2 to the consolidated financial statements, the Company primarily earns revenue from subscriptions and associated support to the platform. The Company’s revenue contracts include contractual terms and conditions that can impact the amount allocated to each of its performance obligations and the timing of revenue recognition. Auditing the timing and measurement of the Company's revenue recognition was especially challenging due to the volume of executed contracts and the assessment of the unique terms. This involved assessing the contractual terms and conditions of both new and modified contracts to determine the contract period and identifying all performance obligations. How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s internal controls over the accounting for revenue. For example, we tested controls over the Company’s processes to evaluate contractual terms and conditions and determine the timing and amount of revenue to be recognized related to the performance obligations identified as services are transferred to the customer. This included testing relevant controls over the IT systems that are important to the initiation, processing and recording of revenue transactions. We performed audit procedures that included, among others, reading a sample of revenue contracts to evaluate the contractual terms and conditions, identify performance obligations, and assess the measurement and timing of revenue recognized and unearned revenue recorded as of year-end. We tested the revenue recognized and unearned revenue as of year-end through tests of details and analytical procedures, including the recalculation of balances on a disaggregated basis. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements. /s/ Ernst & Young, LLP We have served as the Company’s auditors since 2014. New York, New York March 10, 2026 63

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of Yext, Inc. Opinion on Internal Control Over Financial Reporting We have audited Yext, Inc.’s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Yext, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2026 and 2025, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated March 10, 2026 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young, LLP New York, New York March 10, 2026 64

YEXT, INC. Consolidated Balance Sheets (In thousands, except share and per share data) January 31, 2026 January 31, 2025 Assets Current assets: Cash and cash equivalents $ 154,123 $ 123,133 Restricted cash, current 1,500 9,671 Accounts receivable, net of allowances of $2,345 and $2,014, respectively 120,637 112,942 Prepaid expenses and other current assets 21,253 18,094 Costs to obtain revenue contracts, current 20,291 21,961 Total current assets 317,804 285,801 Property and equipment, net 30,088 39,689 Operating lease right-of-use assets 50,908 67,452 Restricted cash, non-current 13,551 5,850 Costs to obtain revenue contracts, non-current 10,663 11,145 Goodwill 110,801 96,782 Intangible assets, net 85,133 94,247 Other long term assets 2,828 9,112 Total assets $ 621,776 $ 610,078 Liabilities and stockholders’ equity Current liabilities: Accounts payable, accrued expenses and other current liabilities $ 52,528 $ 70,022 Unearned revenue, current 217,465 229,144 Operating lease liabilities, current 18,590 18,604 Contingent consideration, current 8,200 26,944 Total current liabilities 296,783 344,714 Operating lease liabilities, non-current 61,915 76,809 Long term debt, net 97,959 — Contingent consideration, non-current — 18,056 Other long term liabilities 5,698 17,306 Total liabilities 462,355 456,885 Commitments and contingencies (Note 15) Stockholders’ equity: Preferred stock, $0.001 par value per share; 50,000,000 shares authorized at January 31, 2026 and 2025; zero shares issued and outstanding at January 31, 2026 and 2025 — — Common stock, $0.001 par value per share; 500,000,000 shares authorized at January 31, 2026 and 2025, respectively; 158,368,658 and 153,017,243 shares issued at January 31, 2026 and 2025, respectively; 122,933,027 and 126,999,461 shares outstanding at January 31, 2026 and 2025, respectively 158 153 Additional paid-in capital 1,027,900 996,477 Accumulated other comprehensive loss (1,569) (5,969) Accumulated deficit (669,249) (707,120) Treasury stock, at cost (197,819) (130,348) Total stockholders’ equity 159,421 153,193 Total liabilities and stockholders’ equity $ 621,776 $ 610,078 See the accompanying notes to the consolidated financial statements. 65

YEXT, INC. Consolidated Statements of Operations and Comprehensive Income (Loss) (In thousands, except share and per share data) 2026 2025 2024 Revenue $ 446,579 $ 420,957 $ 404,322 Cost of revenue 114,068 96,364 87,468 Gross profit 332,511 324,593 316,854 Operating expenses: Sales and marketing 134,765 174,779 178,830 Research and development 89,874 77,201 72,040 General and administrative 63,323 105,061 72,185 Total operating expenses 287,962 357,041 323,055 Income (loss) from operations 44,549 (32,448) (6,201) Interest income 3,856 6,102 7,094 Interest expense (7,575) (967) (470) Other expense, net (704) (745) (761) Income (loss) from operations before income taxes 40,126 (28,058) (338) (Provision for) benefit from income taxes (2,255) 110 (2,292) Net income (loss) $ 37,871 $ (27,948) $ (2,630) Net income (loss) per share attributable to common stockholders, basic $ 0.31 $ (0.22) $ (0.02) Net income (loss) per share attributable to common stockholders, diluted $ 0.07 $ (0.22) $ (0.02) Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders, basic 123,563,958 126,850,809 124,056,949 Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders, diluted 129,912,882 126,850,809 124,056,949 Other comprehensive income (loss): Foreign currency translation adjustment $ 4,409 $ (1,792) $ (568) Unrealized (loss) gain on marketable securities, net (9) 6 2 Total comprehensive income (loss) $ 42,271 $ (29,734) $ (3,196) Fiscal year ended January 31, See the accompanying notes to the consolidated financial statements. 66

YEXT, INC.

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance, January 31, 2023	122,335	$ 142	$ 897,368	$ (3,617)	$ (676,542)	$ (89,328)	$ 128,023
Exercise of stock options	1,704	2	9,376	—	—	—	9,378
Vested restricted stock units converted to common shares, net of shares withheld for employee taxes	2,952	3	(13,017)	—	—	—	(13,014)
Issuance of restricted stock	75	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	782	1	3,671	—	—	—	3,672
Stock-based compensation	—	—	45,224	—	—	—	45,224
Repurchase of common stock	(2,981)	—	—	—	—	(22,913)	(22,913)
Other comprehensive loss	—	—	—	(566)	—	—	(566)
Net loss	—	—	—	—	(2,630)	—	(2,630)
Balance, January 31, 2024	124,867	148	942,622	(4,183)	(679,172)	(112,241)	147,174
Exercise of stock options	367	1	1,290	—	—	—	1,291
Vested restricted stock units converted to common shares, net of shares withheld for employee taxes	3,509	4	(3,189)	—	—	—	(3,185)
Issuance of restricted stock	138	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	805	—	3,689	—	—	—	3,689
Stock-based compensation	—	—	52,065	—	—	—	52,065
Repurchase of common stock	(2,687)	—	—	—	—	(18,107)	(18,107)
Other comprehensive loss	—	—	—	(1,786)	—	—	(1,786)
Net loss	—	—	—	—	(27,948)	—	(27,948)
Balance, January 31, 2025	126,999	153	996,477	(5,969)	(707,120)	(130,348)	153,193
Exercise of stock options	341	—	2,154	—	—	—	2,154
Vested restricted stock units converted to common shares, net of shares withheld for employee taxes	4,339	4	(23,014)	—	—	—	(23,010)
Issuance of restricted stock	67	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	605	1	3,166	—	—	—	3,167
Stock-based compensation	—	—	49,117	—	—	—	49,117
Repurchase of common stock	(9,418)	—	—	—	—	(67,471)	(67,471)
Other comprehensive income	—	—	—	4,400	—	—	4,400
Net income	—	—	—	—	37,871	—	37,871
Balance, January 31, 2026	122,933	$ 158	$ 1,027,900	$ (1,569)	$ (669,249)	$ (197,819)	$ 159,421

See the accompanying notes to the consolidated financial statements.

67

YEXT, INC. Consolidated Statements of Cash Flows (In thousands) 2026 2025 2024 Operating activities: Net income (loss) $ 37,871 $ (27,948) $ (2,630) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization expense 26,986 18,531 15,805 Impairment of long-lived assets 8,552 — — Bad debt expense 3,078 1,665 888 Stock-based compensation expense 48,711 51,780 44,961 Amortization of operating lease right-of-use assets 9,420 8,729 8,804 Adjustments to contingent consideration (28,600) 5,500 — Other, net 714 (2,597) 540 Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in business acquisitions: Accounts receivable (8,315) (1,122) 518 Prepaid expenses and other current assets (5,246) (397) 755 Costs to obtain revenue contracts 3,049 10,048 8,818 Other long term assets 6,528 351 896 Accounts payable, accrued expenses and other current liabilities (4,866) 17,037 (10,176) Unearned revenue (15,689) (20,464) (11,252) Operating lease liabilities (14,327) (11,095) (11,687) Other long term liabilities (12,019) 193 (83) Net cash provided by operating activities 55,847 50,211 46,157 Investing activities: Capital expenditures (2,557) (2,085) (2,728) Cash paid in acquisitions, net of cash acquired (18,801) (89,407) — Net cash used in investing activities (21,358) (91,492) (2,728) Financing activities: Proceeds from exercise of stock options 2,154 1,290 9,405 Proceeds from debt issuance 99,000 — — Repurchase of common stock (67,431) (17,907) (23,086) Payments for taxes related to net share settlement of stock-based compensation awards (22,974) (10,826) (13,015) Payments of deferred financing costs (1,118) (853) (452) Deferred acquisition payments (22,009) (3,542) — Proceeds, net from employee stock purchase plan withholdings 2,855 3,297 3,894 Net cash used in financing activities (9,523) (28,541) (23,254) Effect of exchange rate changes on cash, cash equivalents and restricted cash 5,554 (1,708) (205) Net increase (decrease) in cash, cash equivalents and restricted cash 30,520 (71,530) 19,970 Cash, cash equivalents and restricted cash at beginning of period 138,654 210,184 190,214 Cash, cash equivalents and restricted cash at end of period $ 169,174 $ 138,654 $ 210,184 Supplemental disclosure of cash flow data: Cash paid on interest $ 6,491 $ 9 $ — Cash paid on income taxes $ 3,569 $ 3,176 $ 2,716 Fiscal year ended January 31, 68

Supplemental reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Cash and cash equivalents $ 154,123 $ 123,133 $ 210,184 Restricted cash, current and non-current 15,051 15,521 — Total cash, cash equivalents and restricted cash $ 169,174 $ 138,654 $ 210,184 See the accompanying notes to the consolidated financial statements. 69

YEXT, INC. Notes to Consolidated Financial Statements 1. Organization and Description of Business Description of Business Yext, Inc. ("Yext" or the "Company") empowers businesses to manage their knowledge so they can deliver relevant, actionable answers to consumer questions as well as consistent, accurate and engaging experiences to customers throughout the digital ecosystem. The Company's digital presence platform (also known as the Answers Platform) lets businesses structure and organize information about their brands in the Company's Knowledge Graph (previously known as Yext Content), which is then delivered across first- and third-party websites and applications through its network of over 200 service and application providers, which the Company refers to as its Publisher Network. The Company's platform powers all of the Company's key products, including Listings, Reviews, Pages, Search, Social, Relate, and Scout, each with robust analytics capabilities for businesses to easily track performance across customer experiences. In August 2024, the Company acquired Hearsay Social, Inc., a digital client engagement platform for financial services ("Hearsay"). See Note 4 "Business Combinations" for additional information. Fiscal Year The Company's fiscal year ends on January 31st. References to fiscal 2026, for example, are to the fiscal year ended January 31, 2026. 2. Summary of Significant Accounting Policies Basis of Presentation and Consolidation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. There were no prior period amounts that have been reclassified to conform to the current period presentation. Business Combinations The Company accounts for business combinations using the acquisition method of accounting, which requires identifiable assets acquired and liabilities assumed in the acquiree, to be measured at their fair values, as of the acquisition date. Any excess of the fair value of consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. The determination of fair value requires management to make significant estimates, particularly with respect to intangible assets. These estimates are inherently uncertain and subject to change as additional information is obtained during the measurement period, which lasts for up to one year from the acquisition date. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations and comprehensive income (loss). See Note 4 "Business Combinations" for details. Use of Estimates The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of those financial statements and the reported amounts of revenue and expense during the reporting period. These estimates include, but are not limited to, the standalone selling prices of performance obligations, the incremental borrowing rate associated with lease liabilities, the useful life of capitalized costs to obtain revenue contracts, income taxes including tax-related valuation allowances, the valuation and assumptions underlying stock-based compensation, the fair value of acquired assets and assumed liabilities from business combinations, contingent consideration, as well as the fair value of acquiree exchanged stock-based compensation awards, and useful lives and recoverability of intangible assets. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations. Segment Information The Company is the provider of the platform and operates as one operating segment. An operating segment is defined as a component of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"). The CODM of the Company is the Chief Executive Officer. The CODM evaluates the Company's financial information, resources and performance on a consolidated basis. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements. 70

Revenue Recognition The Company derives its revenue primarily from its subscriptions and associated support to the Company's platform. The Company's subscriptions do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. The Company accounts for revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The Company recognizes revenue upon transfer of control of services to its customers in an amount that reflects the consideration it expects to receive in exchange for those services. The recognition of revenue is determined through application of the following five- step model: • Identification of the contract(s) with customers; • Identification of the performance obligation(s) in the contract; • Determination of the transaction price; • Allocation of the transaction price to the performance obligation(s) in the contract; and • Recognition of revenue when or as the performance obligation(s) are satisfied The Company identifies the performance obligations in a contract with a customer and determines whether they are distinct or distinct within the context of the contract. When there is more than one distinct performance obligation in a contract, the Company allocates the transaction price to the performance obligations on a relative standalone selling price basis. The Company estimates the amount of consideration expected to be received in exchange for transferring services if the consideration promised in a contract includes a variable amount. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the Company's platform is made available to customers. Contracts are typically one year in length, but may be up to three years or longer in length. At the beginning of each subscription term the Company invoices its customers, typically in annual installments but also monthly, quarterly, and semi-annually. Amounts that have been invoiced for non-cancelable contracts are recorded in accounts receivable and in unearned revenue or revenue. The Company reports revenue net of sales tax and other taxes collected from customers to be remitted to government authorities. Costs Capitalized to Obtain Revenue Contracts The Company capitalizes costs of obtaining revenue contracts that are incremental and recoverable. Incremental costs primarily include sales commissions for new and renewal revenue contracts, certain related incentives, and associated payroll tax and fringe benefit costs. Capitalized amounts are recoverable through future revenue streams under all customer contracts. Costs capitalized to obtain new revenue contracts are amortized on a straight-line basis over three years, which reflects the average benefit period, and may be longer than the initial contract period. The Company determined the average benefit period having considered both qualitative and quantitative factors, including the estimated life of capitalized software development costs resulting from additional functionality to the Company's platform and estimated customer life, among other such factors. The Company amortizes costs capitalized for contract renewals over the renewal term, reflecting the average benefit period for such renewals, which is typically one year. Amortization of costs capitalized to obtain revenue contracts is included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates whether there have been any changes in its business, market conditions, or other events which would indicate that its amortization period should be changed, or if there are potential indicators of impairment. During the fiscal years ended January 31, 2026 and 2025, the Company capitalized $24.1 million and $20.9 million of costs to obtain revenue contracts respectively, and amortized $26.3 million, $31.2 million and $36.4 million to sales and marketing expense as of January 31, 2026, 2025, and 2024, respectively. Costs capitalized to obtain revenue contracts on the Company's consolidated balance sheet totaled $31.0 million and $33.1 million at January 31, 2026 and 2025, respectively. There were no impairments of costs capitalized to obtain revenue contracts for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. Cost of Revenue Cost of revenue is generally expensed as incurred, including personnel-related costs, costs associated with the Company’s Publisher Network application providers, and data center costs. Capitalized software development costs incurred in connection with additional functionality to the Company's platform are recognized in cost of revenue as depreciation expense in accordance with the “capitalized software development costs” section of this Note. Cost of revenue also includes amortization expense, which includes amounts related to intangible assets arising from acquisitions, as well as lease expenses and asset impairments associated with office spaces, which are allocated based on employee headcount. In addition, cost of revenue includes professional related costs and software expense, which relates to licenses, professional services, and other costs associated with software for use in the operations of the business, which is also allocated based on employee headcount. 71

Stock-Based Compensation Stock-based compensation for all employee stock-based awards, including restricted stock units, restricted stock, performance- based restricted stock units, and options to purchase common stock, is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock units and restricted stock are estimated on the date of grant based on the fair value of the Company’s common stock. The fair value of performance-based restricted stock units are estimated on the date of grant for which the Company applies a Monte Carlo simulation model when the award contains market conditions. The fair value of employee stock options is estimated on the date of grant using a Black-Scholes option-pricing model. Stock-based compensation expense is generally recognized over the requisite service periods of awards, which is typically one to four years for restricted stock units, restricted stock and performance-based restricted stock units, and four years for options. The estimated forfeiture rate applied is based on historical forfeiture rates. The estimated number of stock-based awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised. For awards containing performance conditions, stock-based compensation is recognized when it becomes probable that the underlying performance targets will be achieved. For awards containing market conditions, stock-based compensation is recognized over the requisite service period irrespective of whether the market conditions are achieved, provided the service requirement is fulfilled. Stock-based compensation expense associated with the Company's Employee Stock Purchase Plan (“ESPP”) is measured at fair- value using a Black-Scholes option-pricing model at commencement of each offering period and recognized over that offering period. The Company measures stock-based compensation associated with stock-based awards issued to non-employees at the grant date, based on the estimated fair value of the award, and recognizes expense on a straight-line basis over the requisite service period. The Company does not apply a forfeiture rate assumption to value such awards, given the nature of the services provided. Liability classified awards are remeasured at fair value at each reporting date until the award is settled. Advertising and Other Promotional Costs Advertising and other promotional costs are expensed as incurred. Advertising expenses were $0.9 million, $3.7 million and $3.9 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively and are included within sales and marketing expense in the consolidated statement of operations and comprehensive income (loss). Research and Development Research and development costs are generally expensed as incurred, including personnel-related costs. Research and development expenses also include data centers costs associated with pre-production costs for testing and quality assurance, as well as lease expenses and software expense, each of which are allocated based on employee headcount. Research and development costs exclude capitalized software development costs. Capitalized Software Development Costs The Company capitalizes certain software development costs included as software in progress or computer software within property and equipment, net. These costs are incurred in connection with additional functionality to the Company's platform, as well as internal-use projects during the application development stage and include elements of stock-based compensation. Computer software is recognized on a straight-line basis over an estimated useful life of 2 to 3 years. Capitalized software development costs incurred in connection with additional functionality to the Company's platform are recognized as depreciation expense in cost of revenue within the consolidated statement of operations and comprehensive income (loss). Capitalized software development costs incurred in internal-use projects are recognized as depreciation expense and are allocated based on employee headcount. Capitalized software development costs, net were $3.2 million and $2.1 million as of fiscal years ended January 31, 2026 and 2025, respectively, and primarily related to costs incurred in connection with additional functionality to the Company's platform. Depreciation expense associated with capitalized software development costs was $1.8 million during both the fiscal years ended January 31, 2026 and 2025 and $3.2 million for fiscal year ended January 31, 2024. Software costs that meet the cloud computing arrangements criteria are capitalized in accordance with ASC 350 “Intangibles— Goodwill and Other” and are recognized on a straight-line basis over the term of the arrangement, plus reasonably certain renewals. Capitalized costs included in prepaid expenses and other current assets were $0.4 million and $0.3 million as of January 31, 2026 and 2025 respectively, and $0.3 million, $0.5 million, and $1.0 million were amortized during the fiscal years ended January 31, 2026, 2025, and 2024, respectively. Software costs that do not meet the capitalization criteria, including costs incurred in the maintenance and minor upgrade and enhancement of software without additional functionality, are expensed as incurred. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Income Taxes 72

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes,” under which deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company’s assets and liabilities. The Company classifies all deferred tax assets and liabilities as non-current on the consolidated balance sheet. The effect of a change in tax rates on deferred tax assets and liabilities is recognized within the provision for income taxes on the consolidated statement of operations and comprehensive income (loss) in the period that includes the enactment date. The Company reduces deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that the Company will not realize some or all of the deferred tax assets. In making such a determination, the Company considers all available positive and negative evidence, including results of recent operations, future reversals of existing taxable temporary differences, projected future taxable income and tax-planning strategies. See Note 13 "Income Taxes" for additional information on the composition of these valuation allowances. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties related to uncertain tax positions within the provision for income taxes on the consolidated statement of operations and comprehensive income (loss). Net Income (Loss) Per Share Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Unvested restricted stock, restricted stock units and performance-based restricted stock units are excluded from the denominator of basic net income (loss) per share. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares plus the common equivalent shares for the period, including any dilutive effect from such shares. See Note 16 "Net Income (Loss) Per Share Attributable to Common Stockholders" for further discussion. Foreign Currency The functional currency of the Company’s non-U.S. subsidiaries is generally the local currency. The Company translates the financial statements of its non-U.S. subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenue, costs and expenses. The Company records translation gains and losses in accumulated other comprehensive (loss) income as a component of stockholders’ equity. Foreign currency transaction gains and losses are included within other expense, net in the consolidated statements of operations and comprehensive income (loss). Concentration of Credit Risk Certain financial instruments that could be exposed to a concentration of credit risk include cash and cash equivalents and accounts receivable. The Company deposits its cash with financial institutions, and such deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. Collateral is not required for accounts receivable. At January 31, 2026 and 2025, no single customer accounted for more than 10% of the Company's accounts receivable. No single customer accounted for more than 10% of the Company's total revenue for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. Cash and Cash Equivalents Cash consists of cash on deposit with banks that is stated at cost, which approximates fair value. The Company considers all highly liquid investments purchased with original maturities of less than three months from the date of purchase to be cash equivalents. Restricted cash as of January 31, 2026, consists of $15.1 million related to collateralized amounts held in relation to leased offices, and funds held in escrow in connection with the acquisition of Places Scout for certain post-closing indemnification obligations. Marketable Securities The Company's investments in marketable securities may consist of debt securities, including U.S. treasury securities, corporate bonds, and commercial paper. The Company classifies marketable securities as available-for-sale at the time of purchase and reevaluates such classification as of each balance sheet date. The Company considers all of its investments in marketable securities, irrespective of the maturity date, as available for use in current operations, and therefore classifies these securities within current assets on the consolidated balance sheets. All marketable securities are carried at estimated fair value. Credit losses related to marketable securities are recorded, net in the consolidated statements of operations and comprehensive income (loss) through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. As of January 31, 2026, 2025, and 2024 no credit losses related to marketable securities were recorded by the Company. Any remaining unrealized gains or losses for marketable securities are included in accumulated other comprehensive (loss) income, as a component of stockholders’ equity. 73

Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. The Company estimates its allowance for doubtful accounts based on historical loss patterns, the number of days that billings are past due, current market conditions, and reasonable and supportable forecasts of future economic conditions, in accordance with ASC 326 "Financial Instruments-Credit Losses." Accounts receivable are written off when deemed uncollectible and collection of the receivable is no longer being actively pursued. The following table summarizes the allowance for doubtful accounts activity: (in thousands) Fair Value Allowance for doubtful accounts as of January 31, 2024 $ 1,013 Additions 1,665 Additions related to Hearsay beginning balance at August 1, 2024 94 Deductions - write offs (758) Allowance for doubtful accounts as of January 31, 2025 2,014 Additions 3,078 Deductions - write offs (2,747) Allowance for doubtful accounts as of January 31, 2026 $ 2,345 Property and Equipment, Net Property and equipment are recorded at cost and depreciated or amortized on a straight-line basis over their estimated useful lives. Furniture and fixtures have an estimated useful life of five years. Office equipment has an estimated useful life of three years. Computer software, which includes capitalized software development costs, has an estimated useful life of two to three years. Leasehold improvements and assets held under operating leases are depreciated over the shorter of the term of the lease or their useful life. Upon retirement or sale of assets, the cost and related accumulated depreciation or amortization are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statement of operations and comprehensive income (loss). Repairs and maintenance costs are expensed as incurred. The Company evaluates the recoverability of property and equipment (including right-of-use assets) when events or changes in circumstances indicate a potential impairment exists. Events and changes in circumstances considered by the Company in determining whether the carrying value of long-lived assets may not be recoverable include, but are not limited to, significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, and changes in the Company’s business strategy. Impairment testing is performed at an asset level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (an “asset group”). In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group. If the undiscounted cash flows for the asset group are less than its carrying value, an impairment loss is measured as the amount by which the carrying amount of the assets exceeds its fair value. Leases The Company accounts for leases in accordance with ASC Topic 842, "Leases." Lease expense is recognized as a single lease cost on a straight-line basis over the lease term. The lease term consists of non-cancelable periods, and may include options to extend or terminate the lease term, when it is reasonably certain such options will be exercised. The Company enters into contracts in the normal course of business and assesses whether any such contracts contain a lease. The Company determines if an arrangement is a lease at inception if it conveys the right to control the identified asset for a period of time in exchange for consideration. The Company classifies leases as operating or financing in nature, and records the associated lease liability and right-of-use asset on its balance sheet. The lease liability represents the present value of future lease payments, net of lease incentives, discounted using an incremental borrowing rate, which is a management estimate based on the information available at the commencement date of a lease arrangement. With respect to operating lease arrangements, the Company accounts for lease components, and non-lease components that are fixed, as a single lease component. Non-lease components that are variable are expensed as incurred in the statement of operations and comprehensive income (loss). The Company recognizes costs associated with lease arrangements having an initial term of 12 months or less ("short-term leases") on a straight-line basis over the lease term; such short-term leases are not recorded on the balance sheet. Goodwill and Intangible Assets Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is subject to periodic testing for impairment in accordance with ASC Topic 350, “Intangibles-Goodwill and Other.” The Company’s goodwill is evaluated at the entity level as it is determined there is one reporting unit. The Company performs its annual impairment test on November 1st of each year, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The 74

Company considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company's use of acquired assets or the strategy of the Company's overall business, significant negative industry or economic trends and a significant decline in the value of the Company's enterprise value for a sustained period.

A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. The quantitative assessment considers whether the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent that the reporting unit's carrying value exceeds its fair value.

Intangible assets are amortized over their estimated useful lives. The Company assesses the impairment of long-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has not recorded impairment charges on intangible assets for the periods presented in these consolidated financial statements.

Legal and Other Contingencies

From time to time, the Company may be a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. The Company investigates these claims as they arise and accrues estimates for resolution of legal and other contingencies when losses are probable and estimable.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The Company adopted this accounting standard on January 31, 2026. See Note 13 "Income Taxes" for additional information.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The updated standard is effective for the Company's annual periods beginning in fiscal 2028 and interim periods beginning in the first quarter of fiscal 2029. Early adoption is permitted. ASU 2024-03 is required to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which removes all references to project stages throughout ASC 350-40 and clarifies the thresholds companies apply to begin capitalizing costs. The updated standard is effective for the Company's interim and annual periods beginning in fiscal 2029. The Company is currently evaluating the impact of adopting ASU 2025-06.

3. Revenue

Geographic Region

The Company disaggregates its revenue from contracts with customers by geographic region, as it believes this best depicts how the nature, amount, timing, and uncertainty of its revenues and cash flows are affected by economic factors. Revenue by geographic region is determined based on the region of the Company's contracting entity, which may be different than the region of its customers. The following table presents the Company's revenue by geographic region:

	Fiscal year ended January 31,		
(in thousands)	**2026**	**2025**	**2024**
North America	$ 361,592	$ 336,323	$ 318,502
International	84,987	84,634	85,820
Total revenue	$ 446,579	$ 420,957	$ 404,322

North America revenue is attributable to the United States. International revenue is predominantly attributable to European countries, but also includes Japan.

The Company's revenue attributable to the United States represented 81%, 80%, and 79% for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. Revenue attributable to the United Kingdom, which serves as the Company's main contracting entity for Europe, represented 18%, 19% and 20% of total revenue for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. No other individual country represented more than 10% of total revenue during the fiscal years ended January 31, 2026, 2025 and 2024.

75

Significant Judgments Significant judgments and estimates may be required to determine the appropriate application of accounting related to revenue, including whether performance obligations are distinct and assessments regarding the transaction price. Performance Obligations The Company has identified that it has two distinct performance obligations. The Company predominantly recognizes revenue through its performance obligation of a subscription and associated support to the Company's platform. The performance obligation is distinct because a customer's use of the Company's platform is fully functional upon access, does not require any additional development, modification or customization, and is often sold separately. In certain instances, the Company enters into a contract with a customer that includes a promise to provide certain technical or customized professional services, in addition to a promise to provide its subscription and associated support. The Company's professional services performance obligation is distinct as it does not significantly change or enhance the functionality of the Company's platform. In those instances when a contract includes more than one performance obligation, the Company must allocate the transaction price to the performance obligations on a relative standalone selling price basis ("SSP"). SSP represents the price at which a company would sell a promised product or service separately to a customer. The Company determines the SSP based on a series of complex factors. The Company's selling prices associated with its subscription and associated support are considered highly variable based on discounting practices, customer geography, customer size, and other such factors. In contrast, the Company's selling prices associated with its professional services are more observable, predictable and consistent. Accordingly, the Company uses the residual method, under which the total transaction price and observable SSP of the professional services performance obligation is used to arrive at the estimated SSP of the subscription and associated support performance obligation. The Company's revenue is predominantly related to its subscription and associated support to the Company's platform. Professional services revenue accounted for approximately 6%, 7% and 8% of the Company's total revenue for the fiscal years ended January 31, 2026, 2025 and 2024, respectively. Contract Assets The Company records a contract asset when revenue is recognized prior to being billed. Contract assets were $4.5 million and $1.7 million as of January 31, 2026 and 2025, respectively. Contract assets are included in prepaid expenses and other current assets on the consolidated balance sheet. Contract Liabilities A contract liability is an obligation to transfer goods or services for which consideration has been received or is due to a customer. The Company's contract liabilities consist primarily of unearned revenue and, to a lesser extent, customer deposits. As of January 31, 2026 and 2025, unearned revenue, current was $217.5 million and $229.1 million, while unearned revenue, non-current, which is included within other long term liabilities on the Company's consolidated balance sheet was $0.4 million and $0.6 million, respectively. Unearned revenue represents amounts billed, or payments received, in advance of revenue recognition for which the Company has an unconditional obligation to transfer goods or services associated with a non-cancelable contract. Unearned revenue is subsequently recognized as revenue when transfer of control to a customer has occurred. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, and invoice duration, timing and size. The portion of unearned revenue expected to be recognized during the succeeding twelve-month period is classified as unearned revenue, current, and the remaining portion is classified within other long term liabilities in the Company’s consolidated balance sheet. Revenue recognized of $228.0 million during the fiscal year ended January 31, 2026 was included in unearned revenue, current as of January 31, 2025. Customer deposits represent payments received in advance in instances where a revenue contract is cancelable in nature, and therefore the Company does not have an unconditional obligation to transfer control to a customer. Customer deposits was $0.4 million and $0.2 million as of January 31, 2026 and 2025, respectively, and was included in accounts payable, accrued expenses and other current liabilities on the Company's consolidated balance sheet. Remaining Performance Obligations The transaction price allocated to remaining performance obligations represents amounts under non-cancelable contracts expected to be recognized as revenue in future periods, and may be influenced by several factors, including seasonality, the timing of renewals, and contract terms. As of January 31, 2026, the Company had $513.3 million of remaining performance obligations, of which $452.4 million is expected to be recognized as revenue over the next twenty-four months, with the remaining balance expected to be recognized thereafter. As of January 31, 2025, the Company had $490.1 million of remaining performance obligations. 76

4. Business Combination

Hearsay Acquisition

On August 1, 2024, Yext completed its acquisition of Hearsay pursuant to an Agreement and Plan of Merger dated June 10, 2024. At the effective time of the acquisition, each outstanding share of Hearsay stock was canceled and converted to a right to receive cash consideration, and Hearsay became a wholly owned subsidiary of Yext. The acquisition is intended to produce an end-to-end digital presence platform, combining Yext's digital presence management capabilities with Hearsay's compliant engagement solutions across social media, websites, text, and voice.

During the three months ended April 30, 2025, the Company finalized the accounting for its acquisition of Hearsay. The fair value of consideration transferred for Hearsay as of the acquisition date consisted of the following:

(in thousands)		
Cash consideration and liabilities incurred	$	132,462
Contingent consideration[(1)]		39,800
Fair value of outstanding employee awards assumed		7,825
Other transaction related payments[(2)]		640
Total consideration transferred	$	180,727

(1) Inclusive of $0.3 million measurement period adjustment recorded during the three months ended April 30, 2025.

(2) Inclusive of post-closing adjustments of less than $0.1 million.

Cash consideration and liabilities incurred of $132.5 million includes the base purchase price of $125.0 million and customary adjustments set forth in the merger agreement. The cash consideration includes $17.2 million of payments held in escrow as partial security for certain indemnification obligations of the former holders of Hearsay equity. Amounts held in escrow were reflected on the Company's consolidated balance sheet at the acquisition date within restricted cash (current and non-current) as the funds are owned by the Company until settlement. In connection with the amounts held in escrow, the Company recognized a corresponding liability on its consolidated balance sheet at the acquisition date at its present value of $16.6 million to reflect the amounts payable to former Hearsay equity holders following the resolution of contingencies surrounding the amounts held in escrow. The liability will be accreted to its contractual value over the estimated escrow period with changes in the liability being recorded within interest expense on the Company's consolidated statements of operations and comprehensive income (loss). During the three months ended April 30, 2025 interest expense of $0.5 million was recognized, which encompassed all remaining accretion. As of January 31, 2026, all escrow amounts have been fully released with the corresponding cash outflows being categorized as deferred acquisition payments in the Company's consolidated statement of cash flows.

The purchase price also includes $39.8 million of contingent consideration related to an earnout arrangement, inclusive of a $0.3 million measurement period adjustment recorded during the three months ended April 30, 2025 based on refined estimates. Under the terms of the earnout arrangement, the Company may be required to pay up to $75.0 million to the former holders of Hearsay's outstanding equity interests, subject to the achievement of certain Annual Recurring Revenue ("ARR") milestones over a two-year period which will end in September 2026. The portion of the earnout arrangement included within contingent consideration excludes amounts attributable to employees of Hearsay that held unvested awards as of the acquisition date, for which earnout payments are subjected to future service. Accordingly, these amounts represent compensation expense in the post-acquisition period. Payment of the earnout can be settled in cash or shares at the Company's election. As the first year of the earnout lapsed, the Company was required to pay $10.5 million, of which $8.6 million was paid as of January 31, 2026, and the remaining $1.9 million was paid in February 2026.

The Company estimated the fair value of the contingent consideration as of the acquisition date. This estimate incorporated projected ARR values inclusive of revenue synergies and growth rates, as well as other key inputs. The key inputs as of the acquisition date are outlined below:

Volatility	15%
Revenue beta	0.35
Expected timing of payment	FY 2026 - FY 2027
Discount rate	5.90% - 6.20%

See Note 6 "Fair Value of Financial Instruments" for additional details on the fair value of contingent consideration.

The Company also issued approximately 2.1 million replacement equity awards with a fair value of $11.8 million, of which (i) $7.8 million was allocated to consideration transferred for pre-acquisition services, inclusive of employer related payroll taxes, and (ii) $4.2 million was allocated to the post-acquisition period and expensed over the remaining requisite service period associated with the awards. The value attributed to consideration transferred was based on the fair value of Hearsay options prior to the exchange. Approximately 1.5 million equity awards that were granted also vested on the acquisition date, and $0.6 million was recognized in the

77

post-acquisition period immediately to reflect the excess of the fair value of the replacement awards over the fair value of the Hearsay options. These awards were subsequently net settled, which represents an event that is separate from the acquisition.

In addition, the Company recognized other transaction related payments of $0.6 million in the consideration which are comprised primarily of post-closing adjustments, including working capital.

The Company is also required to make additional payments related to a $20.0 million incentive pool that can be settled in cash or shares at the Company's election, shortly after the first anniversary of the acquisition date. Approximately $8.8 million of this pool is to be paid to Hearsay founders and early employees, and is not contingent on future service being provided. This amount was recognized immediately in the post-acquisition period in operating expenses, within general and administrative expenses on the Company's consolidated statements of operations and comprehensive income (loss). The remaining amount of the incentive pool is allocated to employees generally subject to continued employment of one-year from the acquisition date. In addition, a transaction bonus of $1.5 million is payable to individuals determined by Hearsay and deemed to be compensation expense attributable to the post-acquisition period. Amounts attributable to the remaining incentive pool and transaction bonus will be expensed in the post-Acquisition period over the requisite service period. As of September 1, 2025, all remaining payments related to the incentive pool were settled in cash for $18.2 million. In aggregate, incentive pool payments totaled $19.9 million, with forfeitures amounting to $0.1 million.

Acquisition-related costs related to Hearsay totaled $11.2 million for the fiscal year ended January 31, 2026. These costs were expensed as incurred and include $8.8 million related to the portion of the incentive pool attributable to Hearsay founders and early employees, as well as professional fees. Acquisition-related costs are presented within general and administrative expense in the Company's consolidated statement of operations and comprehensive income (loss).

The following table summarizes the purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date:

(amounts in thousands)		
Assets acquired:		
Cash and cash equivalents	$	26,362
Accounts receivable, net		5,619
Prepaid expenses and other current assets		2,454
Property and equipment, net		399
Operating lease right-of-use assets		414
Other long term assets[(1)]		5,942
Liabilities assumed:		
Accounts payable, accrued expenses, and other current liabilities		(5,127)
Operating lease liabilities, current		(74)
Unearned revenue, current		(37,672)
Operating lease liabilities, non-current		(340)
Other long term liabilities[(1)(2)]		(11,340)
Identifiable intangible assets acquired[(3)]		101,850
Net assets acquired	$	88,487
Goodwill	$	92,240
Total consideration[(4)(5)]	$	180,727

(1) Other long term assets includes a $5.9 million indemnification asset, with the underlying indemnified liability of $6.2 million recorded within other long term liabilities.

(2) Included within other long term liabilities is a deferred tax liability of $3.6 million.

(3) Inclusive of measurement period adjustments of $0.7 million recorded during the three months ended April 30, 2025.

(4) Inclusive of post-closing adjustments of less than $0.1 million.

(5) Inclusive of measurement period adjustments of $0.3 million related to contingent consideration recorded during the three months ended April 30, 2025.

The Company determined the fair value of assets acquired and liabilities assumed by using available market information and various valuation methods that require judgment related to estimates. During the fiscal year ended January 31, 2026, the Company refined its estimates pertaining to the valuation of intangibles which resulted in an increase of $9.9 million in intangible assets, a $1.7 million increase in deferred tax liabilities, as well as an increase to the useful life of the customer relationships from 12 years to 13 years. During the three months ended April 30, 2025, the Company further refined its estimates in connection with finalizing its valuation of intangible assets. Additional measurement period adjustments were recorded resulting in an increase of $0.7 million in

78

intangible assets and a $0.2 million increase in deferred tax liabilities. See Note 7 "Goodwill and Intangible Assets" for additional information. Pursuant to the terms of the merger agreement, the Company was indemnified by the sellers for the pre-acquisition contingent liability assumed in the acquisition associated with the Canadian Good and Services Tax (“GST”) and Harmonized sales tax (“HST”) related to certain historical foreign sales transactions. The indemnification of the indirect tax liability is capped at $5.9 million and an escrow fund was established in the same amount. At the acquisition date, the associated indirect tax liability was recorded at the estimated fair value of $6.2 million within other long term liabilities, and the Company recorded an indemnification asset up to the amount of the escrow fund balance of $5.9 million. In October 2024, initial filings to settle this matter with the Canada Revenue Agency were initiated and to date, payments of $2.0 million have been made. During the three months ended April 30, 2025, the Company was notified by the Canada Revenue Agency that the matter was effectively settled, at which point the remaining indirect tax liability was released. Goodwill represents the excess of the purchase consideration over the fair value of the underlying net identifiable assets and is attributable primarily to expected synergies and the assembled workforce of Hearsay. Goodwill is not deductible for income tax purposes. Intangible Assets The following table sets forth the amounts, allocated to the intangible assets identified and their estimated useful lives as of the acquisition date: Identifiable Intangible Assets Acquired Fair Value (In thousands) Estimated Useful Life (In years) Classification of Amortization Customer relationships $ 76,200 13 Sales and marketing Technology 24,800 3 Cost of revenue Trademark 850 3 Sales and marketing Total $ 101,850 The fair values of the identifiable intangible assets are based on management’s estimates as of the acquisition date. The fair value of the intangible assets was determined using the excess earnings method and the relief from royalty method, under the income approach. The Company applied judgment in estimating the fair value of customer relationships using the excess earnings method, which involved the use of significant assumptions with respect to revenue, EBITDA, attrition rate, research and development addback, technology royalty rate, and discount rate. The fair value of the developed technology and trademark was estimated using the relief from royalty method, which incorporates assumptions including royalty rates, annual obsolescence, tax rates, and discount rates. Pro Forma Results The unaudited pro forma financial information presented below was derived from historical financial records of Yext and Hearsay and presents the operating results for the periods presented as if the acquisition occurred on February 1, 2023. The pro forma results include adjustments to record additional compensation expense, adjust commission expense, and adjust for the impact of purchase accounting adjustments including amortization and depreciation expense, and the related tax effects. Accordingly, the following unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of fiscal year 2025, nor are they indicative of future results of operations: (in thousands) Fiscal Year Ended January 31, 2025 Revenue $ 452,129 Net loss $ (25,225) 79

Places Scout Acquisition

On February 7, 2025, the Company completed its acquisition of KabanaSoft, LLC, doing business as Places Scout ("Places Scout"), for a purchase price of $20.3 million in cash, subject to customary adjustments as set forth in the Unit Purchase Agreement. The acquisition strengthens the Company's ability to provide best-in-class competitive intelligence, benchmarking, and AI-powered insights.

The purchase price of $20.3 million was allocated to intangible assets including technology and customer relationships, totaling $5.6 million and $0.9 million, respectively, and the remaining $13.8 million was allocated to goodwill. The goodwill recognized is deductible for income tax purposes.

In connection with the acquisition, the Company also agreed to grant approximately $10.0 million of incentive equity awards to certain key employees of Places Scout. These awards are subject to continued employment and are expensed in the post-acquisition period over the requisite service period associated with the awards of two years.

Pro forma results of operations for this acquisition were not presented as the effects were not material to the Company's financial results.

5. Investments in Marketable Securities

The following tables summarize the Company's investments in marketable securities:

	January 31, 2026			
(in thousands)	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Money market funds	$ 36,227	$ —	$ —	$ 36,227
Commercial paper	29,904	—	(9)	29,895
U.S. treasury securities	29,876	—	—	29,876
Total marketable securities	$ 96,007	$ —	$ (9)	$ 95,998

	January 31, 2025			
(in thousands)	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Money market funds	$ 36,371	$ —	$ —	$ 36,371
Total marketable securities	$ 36,371	$ —	$ —	$ 36,371

As of January 31, 2026 and 2025, the Company's marketable securities have a maturity of 90 days or less and are classified as cash and cash equivalents. During the fiscal years ended January 31, 2026, 2025 and 2024, the Company had no material reclassification adjustments from accumulated other comprehensive (loss) income to net income.

The Company classifies interest income on investments in marketable securities, amortization of premiums and discounts, and realized gains and losses on securities available for sale within interest income in the consolidated statements of operations and comprehensive income (loss).

The Company regularly reviews its debt securities and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of January 31, 2026 and 2025, the unrealized losses and the related risk of expected credit losses were not significant.

6. Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive (loss) income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

Level 2 inputs are based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived

80

valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The Company's assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy are as follows: January 31, 2026 (in thousands) Level 1 Level 2 Level 3 Total Assets: Money market funds $ 36,227 $ — $ — $ 36,227 Commercial paper — 29,895 — 29,895 U.S. treasury securities — 29,876 — 29,876 Total assets $ 36,227 $ 59,771 $ — $ 95,998 Liabilities: Contingent consideration $ — $ — $ 8,200 $ 8,200 Total liabilities $ — $ — $ 8,200 $ 8,200 January 31, 2025 (in thousands) Level 1 Level 2 Level 3 Total Assets: Money market funds $ 36,371 $ — $ — $ 36,371 Total assets $ 36,371 $ — $ — $ 36,371 Liabilities: Contingent consideration $ — $ — $ 45,000 $ 45,000 Total liabilities $ — $ — $ 45,000 $ 45,000 The Company’s cash equivalents and marketable securities for the periods presented were valued using quoted market prices or alternative pricing sources and models utilizing observable market inputs and were classified as Level 1 or Level 2, accordingly. The Company measured its contingent consideration associated with the Hearsay acquisition, on a recurring basis using significant unobservable inputs, classified as Level 3. Contingent Consideration The Company records contingent consideration resulting from a business combination at its fair value on the acquisition date. The Company generally determines the fair value of contingent consideration using the Real Options Method that employs a Monte Carlo simulation model. Each reporting period thereafter, these obligations are revalued and changes in their fair values are recorded within general and administrative expenses within the consolidated statements of operations and comprehensive income (loss). Changes in the fair value of the contingent consideration can result from changes in assumed discount periods and rates, and from changes pertaining to the estimated or actual achievement of the defined milestones. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the fair value and corresponding changes in fair value of the contingent consideration the Company records in any given period. In connection with the Hearsay acquisition, the estimated fair value of the contingent consideration incorporates projected ARR values inclusive of revenue synergies and growth rates, as well as other key inputs. The key inputs as of January 31, 2026 are outlined below: Volatility 12.9% Revenue beta 0.29 Expected timing of payment FY 2027 Discount rate 8.84% - 8.90% 81

A rollforward of the fair value of the contingent consideration liability for the fiscal year ended January 31, 2026 is as follows: (in thousands) Balance as of January 31, 2025 $ 45,000 Measurement period adjustment 300 Changes in fair value(1) (28,600) Payments made in the period (8,500) Balance as of January 31, 2026 $ 8,200 (1) Changes in fair value during fiscal year ended January 31, 2026, were primarily driven by a decline in the estimated achievement of the defined milestones. 7. Goodwill and Intangible Assets Goodwill Goodwill is not amortized but is subject to periodic testing for impairment at the reporting unit level, which is at or one level below the operating segment level. The Company operates as one operating segment, which represents its one reporting unit. The test for impairment is conducted annually each November 1st, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. On February 7, 2025, the Company completed its acquisition of Places Scout and during the three months ended April 30, 2025, the Company recorded additional measurement period adjustments upon finalizing the accounting for its acquisition of Hearsay, which resulted in the following changes in the carrying amount of goodwill. See Note 4 "Business Combinations" for additional information. The following table presents a reconciliation of the beginning and ending balances of goodwill: (in thousands) Balance as of January 31, 2025 $ 96,782 Goodwill acquired - Places Scout 13,801 Measurement period adjustments related to Hearsay acquisition (189) Effect of foreign currency translation on Goodwill acquired 407 Balance as of January 31, 2026 $ 110,801 The Company determined that no events occurred or circumstances changed that would more likely than not reduce the fair value of the Company's reporting unit below its carrying amount during the reporting periods ended January 31, 2026, and 2025. However, if certain events occur or circumstances change, it may be necessary to record impairment charges in the future. Intangible Assets The Company’s intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, which range from approximately 2 to 15 years. Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company has no indefinite-lived intangible assets. The Company determined that no events occurred or circumstances changed during the reporting periods ended January 31, 2026 and 2025 that would indicate that its intangible assets with finite lives may not be recoverable. However, if certain events occur or circumstances change, it may be necessary to record impairment charges in the future. Amortization expense was $16.3 million and $7.1 million for the fiscal years ended January 31, 2026 and 2025, respectively, and less than $0.1 million for the fiscal year ended January 31, 2024. 82

The gross carrying amount and accumulated amortization of intangible assets other than goodwill are as follows:

	As of January 31, 2026			
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life
Domains	$ 365	$ (245)	$ 120	5.1
Customer relationships[1]	77,100	(9,392)	67,708	11.5
Technology[2]	30,400	(13,520)	16,880	2.2
Trademarks[3]	850	(425)	425	1.5
Total as of January 31, 2026	$ 108,715	$ (23,582)	$ 85,133	9.5

	As of January 31, 2025			
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life
Domains	$ 365	$ (221)	$ 144	6.0
Customer relationships	76,200	(2,931)	73,269	12.5
Technology	24,200	(4,033)	20,167	2.5
Trademarks	800	(133)	667	2.5
Total as of January 31, 2025	$ 101,565	$ (7,318)	$ 94,247	10.1

(1) Includes amounts recognized in connection with the acquisitions of Hearsay and Places Scout of $76.2 million and $0.9 million, respectively.
(2) Includes amounts recognized in connection with the acquisitions of Hearsay and Places Scout of $24.8 million and $5.6 million, respectively.
(3) Includes amounts recognized in connection with the acquisition of Hearsay of $0.9 million.

The estimated future aggregate amortization expense as of January 31, 2026 is as follows (in thousands):

Fiscal Year Ending January 31,	
2027	$ 15,856
2028	11,281
2029	7,005
2030	7,004
2031	5,882
2032 and thereafter	38,105
Total	$ 85,133

83

8. Property and Equipment, Net

Property and equipment are recorded at cost and depreciated or amortized on a straight-line basis over their estimated useful lives. Property and equipment, net consisted of the following:

(in thousands)	January 31, 2026	January 31, 2025
Computer software	$ 26,839	$ 24,086
Office equipment	23,907	23,529
Furniture and fixtures	7,133	7,894
Leasehold improvements	57,983	59,944
Construction in progress	33	27
Software in progress	687	548
Total property and equipment, gross	116,582	116,028
Less: accumulated depreciation	(86,494)	(76,339)
Total property and equipment, net	$ 30,088	$ 39,689

As of January 31, 2026 and 2025, the Company's property and equipment, net attributable to the United States was 93% and 91%, respectively. No other individual country represented more than 10% of the total property and equipment, net as of those periods. Depreciation expense was $10.7 million, $11.4 million and $15.8 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively.

During the fiscal year ended January 31, 2026, the Company subleased a floor related to its corporate headquarters and was in the process of subleasing an additional floor as of January 31, 2026. In connection with these arrangements, the Company recorded a $2.1 million impairment loss related to leasehold improvements. See Note 14 "Leases" for additional information.

9. Accounts Payable, Accrued Expenses and Other Current Liabilities

Accounts payable, accrued expenses and other current liabilities consisted of the following:

(in thousands)	January 31, 2026	January 31, 2025
Accounts payable	$ 5,833	$ 4,771
Accrued employee compensation[(1)]	26,129	29,153
Accrued Publisher Network fees	2,701	4,051
Accrued professional services and associated costs	2,734	3,131
Accrued employee stock purchase plan withholdings liability	1,253	1,565
Other current liabilities[(2)(3)]	13,878	27,351
Total accounts payable, accrued expenses and other current liabilities	$ 52,528	$ 70,022

(1) As of January 31, 2026 and January 31, 2025, accrued employee compensation included $0.7 million and $8.6 million, respectively, related to the portion of the incentive pool and other retention arrangements where continuing service is required arising from the Hearsay acquisition.

(2) As of January 31, 2025, other current liabilities included $9.7 million payable to Hearsay owners in connection with escrow funds held by Yext related to indemnity claims in connection with the Hearsay acquisition. During the fiscal year ended January 31, 2026, the escrow balances were fully released and the corresponding liabilities were settled.

(3) As of January 31, 2025, other current liabilities included $8.8 million, related to the incentive pool allocated to founders and early employees in connection with the Hearsay acquisition. Payments to settle this liability were made during the fiscal year ended January 31, 2026.

10. Stock-Based Compensation

2008 Equity Incentive Plan

The Company's 2008 Equity Incentive Plan (the "2008 Plan"), as amended on March 10, 2016, allowed for the issuance of up to 25,912,531 shares of common stock. Awards granted under the 2008 Plan may be incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), restricted stock and restricted stock units. The 2008 Plan is administered by the Company's Board of Directors, which determines the terms of the options granted, the exercise price, the number of shares subject to option and the option vesting period. No ISO or NQSO is exercisable after 10 years from the date of grant, and option awards will typically vest over a four-year period.

The 2008 Plan was terminated in connection with the adoption of the Company's 2016 Equity Incentive Plan (the "2016 Plan") in December 2016, and since the 2008 Plan termination the Company has not granted and will not grant any additional awards under the 2008 Plan. However, the 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

2016 Equity Incentive Plan

84

In December 2016, the Company's Board of Directors adopted, and its stockholders approved, the 2016 Plan. The number of shares reserved for issuance under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan by the lesser of: (i) 10,000,000 shares, (ii) 4% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year; or (iii) such other amount as the Company's Board of Directors may determine. On February 1, 2025, the number of shares of common stock available for issuance under the 2016 Plan was automatically increased according to its terms by 5,079,978 shares. In addition, the shares reserved for issuance under the 2016 Plan also include shares returned to the 2008 Plan as the result of expiration or termination of options or other awards. As of January 31, 2026, the number of shares available for future award under the 2016 Plan is 12,842,891. Hearsay Social, Inc. 2019 Equity Incentive Plan In connection with the acquisition, the Company assumed the Hearsay Social, Inc. 2019 Equity Incentive Plan (the "Hearsay Plan"), including all outstanding restricted stock units ("RSUs") held by continuing Hearsay employees. These assumed awards were converted into approximately 2.1 million RSUs to receive shares of the Company’s common stock at the effective time of the acquisition and are generally subject to their original terms and conditions under the Hearsay Plan. The Hearsay Plan allows for the issuance of up to approximately 6.0 million shares of the Company’s common stock. Under the Hearsay Plan, the Company may grant stock options with an exercise price that is no less than the fair market value on the date of grant, restricted stock, RSUs, and other stock-based awards to the Company’s employees. Equity awards granted under the Hearsay Plan following the acquisition are expected to be on similar terms and consistent with similar grants made pursuant the Company’s 2016 Equity Incentive Plan. Awards canceled and forfeited and shares withheld to satisfy tax withholding obligations become further available for future issuance under the Hearsay Plan. As of January 31, 2026, the number of shares available for future award under the Hearsay Plan is 1,229,221. Stock-Based Compensation Expense Stock-based compensation represents the cost related to stock-based awards granted in lieu of monetary payment. The Company measures stock-based compensation associated with stock-based awards issued to employees at the grant date, based on the estimated fair value of the award, and recognizes expense, net of estimated forfeitures, over the requisite service period of the applicable award generally using the straight-line method or accelerated attribution method. The following table summarizes the Company's stock-based compensation expense for equity classified awards for the periods presented: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Equity classified awards: Cost of revenue $ 2,624 $ 2,753 $ 2,900 Sales and marketing 7,400 15,583 15,067 Research and development 13,843 10,265 11,349 General and administrative 24,844 23,179 15,645 Total stock-based compensation expense $ 48,711 $ 51,780 $ 44,961 During the fiscal years ended January 31, 2026, 2025 and 2024, the Company capitalized $0.4 million, $0.3 million and $0.3 million, respectively, of stock-based compensation related to software development. As of January 31, 2026, there was approximately $47.8 million of total unrecognized compensation cost related to unvested stock- based awards, which is expected to be recognized over an estimated remaining weighted-average vesting period of approximately 1.78 years. In addition, certain liability classified awards were granted in connection with the Hearsay acquisition and relate to portions of the incentive pool and earnout that generally vest over one year from the Hearsay acquisition date. These awards may be settled in cash or shares at the Company's election, and are measured at fair value at each reporting date based on their expected value, with compensation cost being recognized over the related service period. The corresponding liabilities associated with these awards are included within accounts payable, accrued expenses and other current liabilities on the Company's consolidated balance sheet until settlement. The following table summarizes the Company's compensation expense for liability classified awards for the periods presented: 85

Fiscal year ended January 31, (in thousands) 2026 2025 2024 Liability classified awards: Cost of revenue $ 720 $ 201 $ — Sales and marketing 603 5,782 — Research and development 1,234 2,419 — General and administrative 239 703 — Total compensation expense $ 2,796 $ 9,105 $ — Stock Options The following table summarizes the activity related to the Company's stock options: Options Outstanding Outstanding Stock Options Weighted-Average Exercise Price Weighted- Average Remaining Contractual Life (in years) Aggregate Intrinsic Value (in thousands) Balance, January 31, 2025 1,566,134 $ 6.78 1.48 $ 450 Granted — $ — Exercised (341,553) $ 6.31 Forfeited or canceled (45,767) $ 10.81 Balance, January 31, 2026 1,178,814 $ 6.75 0.56 $ 665 Vested and expected to vest 1,178,814 $ 6.75 0.56 $ 665 Exercisable at January 31, 2026 1,178,814 $ 6.75 0.56 $ 665 The aggregate intrinsic value of options vested and expected to vest and exercisable is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of January 31, 2026. The fair value of the common stock is the Company’s closing stock price as reported on the New York Stock Exchange. The aggregate intrinsic value of exercised options was $0.7 million, $0.8 million and $6.3 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively, and is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date. Restricted Stock and Restricted Stock Units The following table summarizes the activity related to the Company's restricted stock and restricted stock units ("RSUs"): Outstanding Weighted-Average Grant Date Fair Value Balance, January 31, 2025 10,315,199 $ 6.37 Granted 6,269,951 $ 7.72 Vested and converted to shares (6,903,945) $ 6.21 Forfeited or canceled (2,073,344) $ 6.85 Balance, January 31, 2026 7,607,861 $ 7.51 The estimated weighted-average grant date fair value of restricted stock and RSUs granted was $7.72, $5.85, and $8.28 per share for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. The fair value of the common stock is the Company’s closing stock price as reported on the New York Stock Exchange. The total fair value of restricted stock and RSUs vested was $42.9 million, $40.6 million, and $40.7 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. Employee Stock Purchase Plan The Company offers an ESPP to eligible employees. The ESPP allows employees to purchase shares of common stock at a 15% discount, based on the lower of the fair market value per share at the commencement of or completion of the offering period. Offering periods commence on the first trading day on or after March 15th and September 15th of each year, and end on the first trading day, approximately six months later. 86

In connection with the offering period which ended on March 15, 2025, 355,981 shares of common stock were purchased under the ESPP at a purchase price of $5.24 per share for total proceeds of $1.9 million. In connection with the offering period which ended on September 15, 2025, 248,723 shares of common stock were purchased under the ESPP at a purchase price of $5.24 per share for total proceeds of $1.3 million.

The Black-Scholes option-pricing model assumptions used to calculate the fair value of shares, estimated at commencement of the offering period, were as follows:

	Fiscal year ended January 31,		
	2026	2025	2024
Expected life (years)	0.50	0.50	0.50
Expected volatility	41.28% - 50.80%	46.36% - 52.80%	55.12% - 76.43%
Dividend yield	—%	—%	—%
Risk-free rate	3.81% - 4.29%	4.55% - 5.38%	4.73% - 5.49%

During the fiscal years ended January 31, 2026, 2025 and 2024, the Company recorded stock-based compensation expense associated with the ESPP of $1.0 million, $1.4 million and $1.7 million, respectively. As of January 31, 2026, total unrecognized compensation cost related to the ESPP was $0.1 million, net of estimated forfeitures, which will be amortized over a weighted-average remaining period of 0.12 years.

Performance-Based Restricted Stock Units

In March 2022, the Company made a grant to an executive in the form of 2,000,000 performance-based restricted stock units ("PSUs"). This grant was outside of the Company's 2016 Equity Incentive Plan, and will vest over approximately a four-year period following the achievement of certain stock price targets. During the fiscal year ended January 31, 2024, the Company granted additional PSUs to certain executives under the Company's 2016 Equity Incentive Plan, which vest over approximately a one-year period following the achievement of certain stock price targets.

In January 2024, the Company made an additional grant to an executive in the form of 1,250,000 target PSUs under the 2016 Equity Incentive Plan. The total number of shares that will be eligible to vest ranges from 0% to 200% of the target PSUs and is based on the total shareholder return ("TSR") of the Company, relative to the TSR of companies in the S&P Software and Services Select Index over specified performance periods. These awards vest over approximately a one to two-year period.

During the fiscal year ended January 31, 2026, the Company granted 1,025,000 PSUs to certain executives which vest over approximately a two-year period based upon continued service and the achievement of pre-determined ARR and Adjusted EBITDA margin growth metrics. The total number of shares that are eligible to vest ranges from 0% to 250% of the target PSUs.

The Company measures the fair value of PSUs on the grant date of the award and applies a Monte Carlo simulation model when the award contains market conditions. Stock-based compensation expense is recognized using the accelerated attribution method over the requisite service period. For PSUs with performance conditions, stock-based compensation is recognized when it becomes probable that the underlying performance targets will be achieved.

The following table summarizes the activity related to the Company's PSUs:

	Number of Performance-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value
Balance as of January 31, 2025	3,495,000	$ 5.97
Granted	1,025,000	$ 7.17
Vested	(391,875)	$ 5.69
Forfeited or canceled	(303,125)	$ 6.11
Balance as of January 31, 2026	3,825,000	$ 6.31

During the fiscal years ended January 31, 2026, 2025 and 2024, the Company recognized stock-based compensation expense related to PSUs of approximately $9.1 million, $8.3 million and $4.6 million, respectively. As of January 31, 2026, the total unrecognized stock-based compensation expense related to unvested PSUs was $3.0 million, which will be amortized over a weighted-average remaining period of 0.79 years.

87

11. Equity Preferred Stock Effective April 2017, the Company’s Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, $0.001 par value, in one or more series without stockholder approval. The Company's Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The issuance of preferred stock could have the effect of restricting dividends on the Company’s common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock, or delaying or preventing changes in control or management of the Company. As of January 31, 2026 and 2025, no shares of preferred stock were issued or outstanding. Common Stock As of January 31, 2026 and 2025, the Company had authorized 500,000,000 shares of voting $0.001 par value common stock. Each holder of the Company's common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of the Company's common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Company's Board of Directors out of legally available funds. If there is a liquidation, dissolution or winding up of the Company, holders of the Company's common stock would be entitled to share in the Company's assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock. Holders of the Company's common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the Company's common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company's common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. Treasury Stock As of January 31, 2026, the Company had 35,435,631 shares of treasury stock carried at its cost basis of $197.8 million . As of January 31, 2025, the Company had 26,017,782 shares of treasury stock carried at its cost basis of $130.3 million. Share Repurchase Program In March 2022, the Company's Board of Directors authorized a $100.0 million share repurchase program of the Company’s common stock, which was increased by an additional $50.0 million in September 2023 and an additional $50.0 million in March 2025. During the fiscal year ended January 31, 2026, 9,417,849 shares were purchased for a total cost of $67.0 million, excluding broker commissions. As of January 31, 2026, a total of 28,930,297 shares have been purchased for a total cost of $185.1 million since the commencement of the program, excluding broker commissions, and approximately $14.9 million remained available for future purchases. As part of the share repurchase program, shares may be purchased in open market transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The timing, manner, price and amount of any repurchases will be determined at the Company’s discretion, and the share repurchase program may be suspended, terminated or modified at any time for any reason. The repurchase program does not obligate the Company to acquire any specific number of shares, and all open market repurchases will be made in accordance with Exchange Act Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of open market stock repurchases. Tender Offer On February 10, 2026, the Company announced the commencement of an issuer self-tender offer (the "Tender Offer") to purchase for cash up to $180.0 million in value of shares of common stock of the Company at price of not less than $5.75 nor greater than $6.50 per share, to the seller in cash, less any applicable withholdings and without interest, upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal filed with the SEC on February 10, 2026, as each may be amended time to time. The Tender Offer was originally scheduled to expire on March 12, 2026. On March 4, 2026, the Company decreased the maximum aggregate purchase price of shares to be repurchased in the Tender Offer to $140.0 million and extended the expiration date to March 18, 2026, unless further extended or earlier terminated. See Note 18 "Subsequent Events" for additional information. 88

12. Debt Silicon Valley Bank On March 11, 2020, the Company entered into a credit agreement (the “Credit Agreement”) with Silicon Valley Bank (“SVB”). In January 2021, the Company amended the Credit Agreement which modified the conditions pursuant to which subsidiaries are required to become guarantors. On December 22, 2022, the Company entered into a second amendment (“Amendment No. 2”) to the Credit Agreement, dated March 11, 2020, and on July 26, 2024, the Company entered into a third amendment ("Amendment No. 3") to the Credit Agreement, collectively referred to as the Credit Facility. No significant debt issuance costs were incurred in association with Amendment No.2 and Amendment No.3. Amendment No. 2 amended the Credit Facility to, among other things (i) extend the maturity date of the Credit Facility to December 22, 2025, (ii) amend the interest rate provisions to replace LIBOR with SOFR as the interest rate benchmark, and (iii) amend the recurring revenue growth rate financial covenant. Amendment No. 3 amended the Credit Facility to, among other things (i) amend the interest rate applicable to loans under the Credit Facility, and (ii) replace the consolidated quick ratio and recurring revenue growth rate financial covenants with consolidated total leverage ratio and minimum liquidity financial covenants. The Credit Facility provides for a senior secured revolving loan facility of up to $50.0 million that matures on December 22, 2025, with the right subject to certain conditions to add an incremental revolving loan facility of up to $50.0 million in the aggregate. The revolving loan facility provides for borrowings up to the amount of the facility with sub-limits of up to (i) $30.0 million to be available for the issuance of letters of credit and (ii) $10.0 million to be available for swingline loans. On May 15, 2025, in connection with the May 2025 Credit Agreement entered into with BlackRock, the Credit Facility with SVB was terminated and was accounted for as a debt extinguishment. No amounts were drawn under the facility at the time of termination, and all remaining unamortized issuance costs were written off, which were immaterial. BlackRock On May 15, 2025, the Company entered into the May 2025 Credit Agreement which provides for (i) a senior secured initial term loan facility (the “Initial Term Loan Facility”) in an aggregate principal amount of up to $100.0 million, (ii) a secured delayed draw term loan facility in an aggregate principal amount of up to $50.0 million (the “Delayed Draw Term Loan Facility”), and (iii) an uncommitted secured discretionary delayed draw term loan facility in an aggregate principal amount of up to $50.0 million (the “Discretionary Delayed Draw Term Loan Facility”, and together with the Initial Term Loan Facility and the Delayed Draw Term Loan Facility, the “Term Loan Facilities” and borrowings under the Term Loan Facilities, the "Term Loans"). The Term Loan Facilities mature on May 15, 2030. The Company borrowed $100.0 million under the Initial Term Loan Facility on May 15, 2025 and borrowed $50.0 million under the Delayed Draw Term Loan Facility on March 6, 2026. The proceeds of the term loans made under the Initial Term Loan Facility were used to repay existing debt and related fees and expenses associated with Term Loan Facilities, with the remainder available for general corporate purposes, and the Company intends to use the proceeds of the term loans made under the Delayed Draw Term Loan Facility in connection with the Tender Offer. See Note 18 "Subsequent Events" for additional information. The Term Loan Facilities are held by a related party who was an equity holder of the Company on the Closing Date and as of January 31, 2026. The Company includes shareholders holding more than 5% of the voting securities within its definition of related parties. The Term Loan Facilities bear interest, at the Company's option, at an annual rate based on an adjusted term SOFR rate or a base rate. Term Loans based on the adjusted term SOFR rate shall bear interest at a per annum rate equal to term SOFR (subject to a 1.00% floor) plus 5.25%. Term Loans based on the base rate shall bear interest at a per annum rate equal to the greatest of (i) the prime rate then in effect, (ii) the federal funds effective rate then in effect, plus 0.50% per annum, (iii) an adjusted term SOFR rate determined on the basis of a one-month interest period, plus 1.00% per annum, and (iv) 2.00%, in each case, plus a margin of 4.25%. Interest is due and payable quarterly in arrears, in the case of Term Loans bearing interest at the base rate, and at the end of an interest period (or quarterly, in the case of any interest period longer than 3 months), in the case of Term Loans bearing interest at the adjusted term SOFR rate. As of January 31, 2026, interest on the Term Loan Facilities was based on an adjusted term SOFR rate. The obligations under the May 2025 Credit Agreement are guaranteed by certain of the Company's subsidiaries and secured by a lien on substantially all of the Company's property and certain subsidiary guarantors. The May 2025 Credit Agreement contains customary affirmative and negative covenants and restrictions that, among other things, restrict the Company and the Company's subsidiaries' ability to repurchase stock, incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. The May 2025 Credit Agreement also contains financial covenants that require the Company to maintain minimum qualified cash of at least $35.0 million at all times and minimum consolidated EBITDA for relevant test periods, tested on a quarterly basis. The May 2025 Credit Agreement contains customary events of default relating to, among other things, payment defaults, breach of covenants, cross acceleration to material indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events. Non-compliance with one or more of the covenants and restrictions or the occurrence of an event of default 89 could result in the full or partial principal balance of the May 2025 Credit Agreement becoming immediately due and payable and termination of the commitments. The Term Loans are subject to certain mandatory prepayment events, including an excess cash flow sweep of up to 30% for excess cash flow periods in which annualized recurring revenue is less than $350.0 million. In connection with the May 2025 Credit Agreement, the Company incurred original issue discount costs of $1.0 million and debt issuance costs of $0.8 million. These costs will be amortized to interest expense over the term of the Term Loan Facilities using the effective interest method. As of January 31, 2026, the Company was in compliance with all debt covenants. The following table sets forth the Company’s debt obligations for the period presented: (in thousands) January 31, 2026 Principal $ 100,000 Unamortized original issue discount and debt issuance costs (2,041) Net carrying amount $ 97,959 As of January 31, 2026, the fair value of the Term Loan approximates its carrying value and is classified as Level 2 in the fair value hierarchy. See Note 6 "Fair Value of Financial Instruments" for further discussion on the fair value hierarchy. 13. Income Taxes The domestic and international components of the Company's income (loss) from operations before income taxes are as follows: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Domestic $ 33,480 $ (33,349) $ (4,444) International 6,646 5,291 4,106 Income (loss) from operations before income taxes $ 40,126 $ (28,058) $ (338) The Company's (provision for) benefit from income taxes is comprised of the following: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Current: Federal $ (180) $ (63) $ (43) State (415) (1,359) (912) International (1,766) (1,893) (1,262) Total current (2,361) (3,315) (2,217) Deferred: Federal 112 2,378 (4) State 6 1,007 (11) International (12) 40 (60) Total deferred 106 3,425 (75) Total (provision for) benefit from income taxes $ (2,255) $ 110 $ (2,292) The Company’s current tax provision for the fiscal years ended January 31, 2026 and 2025, is primarily attributable to profitable jurisdictions outside of the United States (U.S.) and U.S. state income taxes due to limitations imposed on state operating loss ("NOLs") carryforwards and state margin tax. During the fiscal year ended January 31, 2025, the Company recorded a deferred tax benefit of $3.4 million from a partial release of the valuation allowance in connection with the Hearsay acquisition. The net deferred tax liability from the acquisition provided a source of additional income to support the realizability of the Company's pre-existing deferred tax assets and as a result, the Company released a portion of its valuation allowance. 90

The Company has elected to prospectively adopt the guidance in ASU 2023-09 Income taxes (Topic 740): Improvements to Income Taxes Disclosures. The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective tax rate for the year ended January 31, 2026 in accordance of the guidance in ASU 2023-09: Fiscal year ended January 31, 2026 (in thousands) Dollars Percent U.S. Federal Statutory Tax Rate $ 8,426 21.00% State and local income tax, net of federal income tax effect(1) 408 1.02% Foreign tax effects: Switzerland Adjustments to deferred tax assets (NOL expiration) 707 1.76% FX adjustment (603) (1.50%) Other (118) (0.29%) Other foreign jurisdictions 396 0.99% Effect of cross-border tax laws: Global intangible low-taxed income 1,062 2.65% Other 191 0.47% Tax Credits: R&D credit (2,532) (6.31%) Changes in valuation allowances (2,479) (6.18%) Nontaxable or nondeductible items: Stock-based compensation 1,814 4.52% Executive compensation 2,461 6.13% Contingent consideration (6,336) (15.79%) Other 1,469 3.66% Changes in unrecognized tax benefits (28) (0.07%) Other 223 0.55% Excess tax benefits (2,806) (6.99%) Total tax provision $ 2,255 5.62% (1) State taxes in California, Pennsylvania, Texas, and Virginia made up the majority (greater than 50 percent) of the tax effect in this category. 91

The following table is a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective tax rate for the year ended January 31, 2025 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09: Fiscal year ended January 31, (in thousands) 2025 2024 U.S. federal tax benefit at statutory rate $ 5,892 $ 71 State taxes, net of federal benefit 2,711 (1,286) Foreign tax rate differential (317) (191) Non-deductible expenses (2,209) (1,902) R&D credit carryforward 3,725 15,656 Changes in valuation allowance (2,133) (13,913) Rate change (1) 386 Stock-based compensation (758) (1,593) Net excess tax (shortfalls) benefits from stock-based compensation (1,334) 213 Return to provision adjustment (56) (25) Global intangible low-taxed income (1,191) — Acquisition-related costs (3,532) — Other, net (687) 292 Total benefit from (provision for) income taxes $ 110 $ (2,292) The following table represents income taxes paid (net of refund received) for the year ended January 31, 2026 in accordance with the guidance in ASU 2023-09: (in thousands) Fiscal Year Ended January 31, 2026 Federal $ — State 873 Foreign 2,696 Total income taxes paid $ 3,569 Income taxes paid in individual jurisdictions exceeding 5% of total income taxes paid for the year ended January 31, 2026 is as follows: (in thousands) Fiscal Year Ended January 31, 2026 United Kingdom $ 763 France 409 Mexico 348 California 334 India 391 Germany 238 Hungary $ 230 92

Deferred Income Taxes Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The components of the Company's deferred income taxes were as follows: As of January 31, (in thousands) 2026 2025 Deferred tax assets: Net operating loss carryforwards $ 109,034 $ 97,463 Tax credit carryforwards 25,007 22,577 Stock-based compensation 4,484 5,905 Allowance for doubtful accounts 598 524 Operating lease liability 19,134 23,392 Accrued expenses 3,736 6,420 Unearned revenue 81 65 Property and equipment 1,373 199 Capitalized research & experimental expenditures 32,678 51,062 Other 2,325 1,451 Total deferred tax assets 198,450 209,058 Less: valuation allowance (168,940) (171,650) Deferred tax assets, net of valuation allowance 29,510 37,408 Deferred tax liabilities: Costs to obtain revenue contracts (5,820) (5,916) Operating lease right-of-use assets (12,001) (16,638) Intangible assets (11,413) (14,427) Other (438) (533) Total deferred tax liabilities (29,672) (37,514) Net deferred tax liabilities $ (162) $ (106) As of January 31, 2026, for federal income tax purposes, the Company had $370.3 million of gross U.S. federal NOL carryforwards, with pre-2018 NOLs expiring starting in fiscal 2036 with others indefinitely carried forward. As of January 31, 2026, for state income tax purposes, the Company had $22.9 million of post-apportioned, tax-effected NOL carryforwards, which expire in fiscal 2027 through fiscal 2046. As of January 31, 2026, the Company had $7.5 million of tax-effected foreign NOL carryforwards which expire starting in fiscal 2027. As of January 31, 2026, for federal income tax purposes, the Company had $32.0 million of gross U.S. federal research and development tax credits carryforwards which expire starting in fiscal 2037, and $0.3 million of gross state research and development credits which expires starting in fiscal 2034. Utilization of the Company’s NOLs and tax credit carryforwards in the future will be dependent upon its ability to generate taxable income and could be limited due to ownership changes, as defined under the provisions of Section 382 of the Code and similar state provisions. Utilization of the Company’s foreign NOL carryforwards in the future will be dependent upon local tax laws and regulations. The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback, and tax-planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years, as a significant piece of negative evidence to overcome. During the fiscal year ended January 31, 2026, the valuation allowance had a net decrease of $2.7 million from approximately $171.6 million to $168.9 million, primarily due to decreases in U.S. deferred tax assets resulting from capitalization and amortization of research and development expenses, netted with the generation of U.S. research and development tax credits and NOLs in the current period. During the fiscal year ended January 31, 2025, the valuation allowance increased $2.1 million from approximately $169.5 million to $171.6 million, primarily due to increases in U.S. deferred tax assets resulting from capitalization and amortization of research and development expenses, and generation of U.S. research and development tax credits, then netted with the net deferred tax liability from the Hearsay acquisition 93 and impact of NOLs utilized. The Company will continue to assess the realizability of the deferred tax assets in each applicable jurisdiction going forward. Other Considerations The Company generally does not provide deferred income taxes for the undistributed earnings of its foreign subsidiaries where the Company intends to reinvest such earnings indefinitely. The Company maintains a mix of assertions across the various jurisdictions where foreign subsidiaries are located. During the current year, the Company changed its assertion with respect to certain subsidiaries' undistributed earnings; however, any incremental U.S. income taxes or local withholding taxes are not material. A reconciliation of the beginning and ending balance of total unrecognized tax benefits for the fiscal years ended January 31, 2026, 2025, and 2024 is as follows: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Beginning of period $ 6,531 $ 4,920 $ — Tax positions taken in prior period Gross increases — 942 4,404 Gross decreases (27) — — Tax positions taken in current period Gross increases 670 669 516 Currency translation effect — — — End of period $ 7,174 $ 6,531 $ 4,920 The Company did not recognize interest and penalties in fiscal years ended January 31, 2026 and 2025, and 2024. As of January 31, 2026 and 2025, none of the accrued unrecognized tax benefits, if recognized, would reduce the provision for or increase the benefit from income taxes, respectively, or the Company's effective tax rate. The Company is subject to income tax examinations in the United States and various state and foreign jurisdictions. The Company’s most significant operations are in the United States and the earliest open tax year subject to potential examination in the United States is 2008. 14. Leases The Company's operating lease arrangements are principally for office space. As of January 31, 2026, the Company had $18.6 million of operating lease liabilities, current, $61.9 million of operating lease liabilities, non-current, $50.9 million of operating lease right-of-use assets, and no financing leases, on its consolidated balance sheet. The operating lease arrangements included in the measurement of lease liabilities had a weighted-average remaining lease term of 4.9 years and a weighted-average discount rate of 6.0%, as of January 31, 2026. During the fiscal year ended January 31, 2026, the Company paid $19.6 million for amounts included in the measurement of lease liabilities and obtained $0.7 million of operating lease right-of-use assets in exchange for lease obligations. The following table summarizes the Company's lease expense for the periods presented: Fiscal year ended January 31, (in thousands) 2026 2025 2024 Operating lease expense $ 14,736 $ 14,894 $ 15,637 Short-term lease expense 115 748 709 Variable lease expense 10,167 9,696 10,082 Total lease expense $ 25,018 $ 25,338 $ 26,428 Operating lease expense is recognized on a straight-line basis over the term of the arrangement beginning on the lease commencement date for lease arrangements that have an initial term greater than twelve months and therefore are recorded on the balance sheet. Upon impairment of an operating lease, lease expense is recognized based on accretion of the lease liability and amortization of the right of use asset which is recorded on a straight-line basis through the end of remaining the lease term. Short-term lease expense is recognized on a straight-line basis over the lease term for lease arrangements that have an initial term of 12 months or less and therefore are not recorded on the balance sheet. Variable lease expense is recognized as incurred and includes real estate taxes and utilities, among other office space related expenses. 94

The total remaining operating lease payments included in the measurement of lease liabilities on the Company's consolidated balance sheet as of January 31, 2026, was as follows (in thousands):

Fiscal year ending January 31:		Operating Lease Payments
2027	$	19,207
2028		18,979
2029		18,823
2030		17,324
2031		17,200
2032 and thereafter		1,980
Total operating lease payments		93,513
Less: imputed interest		(13,008)
Total lease liabilities, reflecting the present value of net lease payments	$	80,505

During the fiscal year ended January 31, 2026, the Company subleased a floor related to its corporate headquarters and was in the process of subleasing an additional floor as of January 31, 2026. In connection with these arrangements, the Company recorded a $8.6 million impairment loss during the fiscal year ended January 31, 2026, of which $6.5 million was attributable to the right-of-use asset and $2.1 million to the related leasehold improvements. The following table summarizes the Company's impairment loss for the periods presented:

	Fiscal year ended January 31,					
(in thousands)		**2026**		**2025**		**2024**
Cost of revenue	$	2,528	$	—	$	—
Sales and marketing		2,272		—		—
Research and development		2,052		—		—
General and administrative		1,700		—		—
Total impairment loss	$	8,552	$	—	$	—

During the fiscal year ended January 31, 2026, the Company recorded $0.6 million of sublease income. As of January 31, 2026, the Company's future cash inflows from subleases are as follows (in thousands):

Fiscal year ending January 31:		
2027	$	1,880
2028		2,506
2029		2,506
2030		2,506
2031		2,506
2032 and thereafter		208
Total	$	12,112

95

15. Commitments and Contingencies

Contractual Obligations

The Company is obligated to make payments under certain non-cancelable contractual obligations in the normal course of business. The Company's contractual obligations primarily relate to its operating lease arrangements for office space. Its other contractual obligations include contracts with its Publisher Network application providers, which generally have a term of one year, although some have a term of several years, and its software vendors, among others. These obligations represent minimum contractual payments, or the Company's best estimate for variable elements based on historical payments. The Company's contractual obligations have various expiry dates between fiscal years 2027 and 2035.

As of January 31, 2026, the Company's contractual obligations are as follows (in thousands):

Fiscal year ending January 31:	**Leases**	**Other**
2027	$ 19,207	$ 41,685
2028	18,979	19,477
2029	18,823	2,367
2030	17,324	659
2031	17,200	18
2032 and thereafter	1,980	67
Total	$ 93,513	$ 64,273

In connection with the acquisition of Hearsay, an earnout arrangement exists where the Company may also be required to pay up to $75.0 million to the former holders of Hearsay's outstanding equity interests, subject to the achievement of certain ARR milestones over a two-year period. Payments can be settled in cash or shares at the Company's election and the remaining payments are estimated to occur in fiscal year 2027. As of January 31, 2026, $8.6 million was paid related to the first year of the earnout. See Note 4 "Business Combination" for additional information.

As of January 31, 2026, an escrow balance pertaining to the Places Scout acquisition of $1.5 million was held as partial security for certain indemnification obligations, which was subsequently released in February 2026.

Legal Proceedings

The Company is and may be involved in various legal proceedings arising in the normal course of business. Although the results of litigation and claims cannot be predicted with certainty, currently, in the opinion of the Company, the likelihood of any material adverse impact on the Company's results of operations, cash flows or the Company's financial position for any such litigation or claims is deemed to be remote. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

Warranties and Indemnifications

The Company's platform is in some cases warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company's product specifications.

The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party's intellectual property rights and/or if the Company breaches its contractual agreements with a customer or in instances of negligence, fraud or willful misconduct by the Company. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any significant liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify certain of its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

96

16. Net Income (Loss) Per Share Attributable to Common Stockholders The Company computes basic net income (loss) per share using the weighted average number of common shares outstanding. The Company computes diluted net income (loss) per share using the weighted average number of common shares outstanding plus the effect of potentially dilutive shares using the treasury stock method or the if-converted method depending on the arrangement. The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders: Fiscal year ended January 31, (in thousands, except share and per share data) 2026 2025 2024 Basic net income (loss) per share: Numerator: Net income (loss) attributable to common stockholders $ 37,871 $ (27,948) $ (2,630) Denominator: Weighted-average common shares outstanding, basic 123,563,958 126,850,809 124,056,949 Net income (loss) per share attributable to common stockholders, basic $ 0.31 $ (0.22) $ (0.02) Diluted net income (loss) per share: Numerator: Net income (loss) $ 37,871 $ (27,948) $ (2,630) Fair value adjustment related to contingent consideration (28,600) — — Net income (loss), diluted $ 9,271 $ (27,948) $ (2,630) Denominator: Number of shares used in basic calculation 123,563,958 126,850,809 124,056,949 Dilutive effect of employee stock-based awards 4,462,689 — — Dilutive effect of incentive pool 666,445 — — Dilutive effect of earnout arrangement 1,219,790 — — Weighted-average common shares outstanding, diluted 129,912,882 126,850,809 124,056,949 Net income (loss) per share attributable to common stockholders, diluted $ 0.07 $ (0.22) $ (0.02) Since the Company was in a net loss position for the fiscal years ended January 31, 2025 and 2024, net loss per share attributable to common stockholders was the same on a basic and diluted basis in those periods, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows: As of January 31, 2026 2025 2024 Options to purchase common stock 317,348 1,566,134 2,021,494 Restricted stock and restricted stock units 1,619,400 10,315,199 9,790,748 Shares estimated to be purchased under ESPP — 366,055 487,529 Performance-based restricted stock units 2,431,250 3,495,000 3,555,000 Total anti-dilutive common equivalent shares 4,367,998 15,742,388 15,854,771 The earnout arrangement and incentive pool entered into in connection with the acquisition of Hearsay represent liability- classified arrangements that may be settled in cash or shares at the Company's election. Diluted net income per share includes the effect of the potential share settlement associated with these arrangements when such effects are dilutive, for the period the arrangements were outstanding. See Note 4 "Business Combinations" for additional information related to the earnout and incentive pool. 97

17. Segment Information

The Company operates as one operating segment for which the CODM uses consolidated net income (loss) to measure segment profit or loss. This measure of segment profit or loss is used by the CODM to allocate resources and assess performance. See Note 2 "Summary of Significant Accounting Policies" for more information about the Company's segment policy.

The following table is a summary of the significant expenses and consolidated net income (loss) provided to the CODM:

	Fiscal year ended January 31,		
(in thousands)	2026	2025	2024
Revenue	$ 446,579	$ 420,957	$ 404,322
Less:			
Cost of revenue[(1)]	98,683	89,364	84,568
Sales and marketing[(1)]	118,018	149,390	163,763
Research and development[(1)]	72,811	64,319	60,691
General and administrative[(1)]	60,515	62,279	56,540
Other segment expenses[(2)]	58,681	83,553	41,390
Consolidated net income (loss)	$ 37,871	$ (27,948)	$ (2,630)

(1) Excludes i) stock-based compensation expense; ii) amortization of acquired intangibles; iii) acquisition-related costs inclusive of transaction and related costs, subsequent fair value movements in contingent consideration, and compensation arrangements; iv) asset impairments; v) strategic transaction costs related to Michael Walrath's non-binding proposal to acquire all outstanding shares of the Company; and vi) payroll tax contingencies related to a one-time state payroll withholding tax audit. The significant expense categories align with the information that is regularly provided to the CODM.

(2) Other segment expenses include i) stock-based compensation expense; ii) amortization of acquired intangibles; iii) acquisition-related costs inclusive of transaction and related costs, subsequent fair value movements in contingent consideration, and compensation arrangements; iv) asset impairments; v) strategic transaction costs; and vi) payroll tax contingencies. Other segment expenses also include interest (income) expense, net, (provision for) benefit from income taxes and other expense (income), net.

18. Subsequent Events

On February 2, 2026, the Company announced that Michael Walrath, the Company's Chief Executive Officer and Chairman of the Board of Directors, had withdrawn his previously announced non-binding proposal to acquire all outstanding shares of the Company not already owned by him at a price of $9.00 per share in cash. Mr. Walrath informed the Board of Directors that he would not be able to obtain the necessary financing at the price set forth in his proposal.

On February 10, 2026, the Company announced the commencement of the Tender Offer to purchase for cash up to $180.0 million in value of shares of common stock of the Company at price of not less than $5.75 nor greater than $6.50 per share, to the seller in cash, less any applicable withholdings and without interest, upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal filed with the SEC on February 10, 2026, as each may be amended time to time. The Tender Offer was originally scheduled to expire on March 12, 2026. On March 4, 2026, the Company decreased the maximum aggregate purchase price of shares to be repurchased in the Tender Offer to $140.0 million and extended the expiration date to March 18, 2026, unless further extended or earlier terminated.

On March 6, 2026, the Company borrowed $50.0 million under the Delayed Draw Term Loan Facility pursuant to the May 2025 Credit Agreement which the Company intends to use in connection with the Tender Offer.

98

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2026. Management's Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2026 based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Based on the results of our evaluation, we concluded that as of January 31, 2026 we have maintained effective internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, and as part of the audit, has issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of January 31, 2026, which is included in Item 8 of this Annual Report on Form 10-K. Changes in Internal Control over Financial Reporting There were no other changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal year ended January 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Limitations on the Effectiveness of Disclosure Controls and Procedures Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Item 9B. Other Information Insider Trading Arrangements and Policies During the three months ended January 31, 2026, no director or officer, as defined in Rule 16a-1(f), adopted, modified, or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” each as defined in Regulation S-K Item 408. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. 99

PART III Item 10. Directors, Executive Officers and Corporate Governance Information about our directors and persons nominated to become directors can be found under the caption “Directors and Corporate Governance – Board Composition” in our Proxy Statement and is incorporated herein by reference. Information about our named executive officers is reported under the caption “Executive Officers” in our Proxy Statement and is incorporated herein by reference. Our Board of Directors has adopted a Code of Business Conduct and Ethics, which establishes the standards of ethical conduct applicable to all directors, officers and employees of our Company, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities and confidentiality requirements. Our Code of Business Conduct and Ethics is available on the Investor Relations section of our website at investors.yext.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by SEC applicable rules and regulations. The inclusion of our website address in this annual report does not include or incorporate by reference into this annual report the information on or accessible through our website. Information about the procedures by which security holders may recommend nominees to our Board of Directors can be found in our Proxy Statement under the caption “Directors and Corporate Governance – Identifying and Evaluating Director Nominees” and is incorporated herein by reference. Information concerning the composition of the audit committee and our audit committee financial expert is contained in our Proxy Statement under the caption “Directors and Corporate Governance – Board Committees and Meetings – Audit Committee” and is incorporated herein by reference. We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and agents that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable NYSE listing standards. A copy of our insider trading policy is filed with this Annual Report on Form 10- K as Exhibit 19.1. In addition, with regard to the Company's trading in its own securities, it is our policy to comply with the federal securities laws and the applicable NYSE listing standards. Item 11. Executive Compensation Information about the compensation of our directors and named executive officers, compensation committee interlocks and the compensation committee report can be found in our Proxy Statement under the caption “Directors and Corporate Governance – Compensation of Non-Employee Directors,” “– Compensation Committee Interlocks,” “– Compensation Risk Assessment” and “Executive Compensation” and is incorporated herein by reference. Information about the Compensation Committee Report can be found in our Proxy Statement under the caption "Compensation Committee Report" and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Information with respect to securities authorized for issuance under equity compensation plans can be found under “Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Securities Authorized for Issuance under Equity Compensation Plans” and is incorporated herein by reference. Information about the security ownership of certain beneficial owners and of directors and named executive officers, can be found in our Proxy Statement under the caption “Beneficial Ownership of Shares of Common Stock” and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information with respect to certain relationships and related person transactions and director independence can be found in our Proxy Statement under “Certain Relationships and Related Person Transactions” and “Directors and Corporate Governance – Director Independence” and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Information with respect to the audit committee's pre-approval policies and procedures for audit and other services and information on our principal accountant fees and services can be found in our Proxy Statement under “Item 2 — Ratification of Independent Registered Public Accounting Firm — Audit and Non-Audit Fees” and “— Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm” and is incorporated herein by reference. 100

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*: The information concerning our financial statements, and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, entitled "Consolidated Financial Statements and Supplementary Data."

2. *Financial Statement Schedules*: The Financial Statement Schedules have been omitted because they are not applicable or are not required or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: The documents listed in the accompanying exhibit index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

		Incorporated by Reference				
Number	**Exhibit Title**	**Form**	**File No.**	**Exhibit**	**Filing Date**	**Filed Herewith**
2.1	Agreement and Plan of Merger among Yext, Merger Sub, Hearsay, and the Stockholder Representative, dated as of June 10, 2024.	8-K	001-38056	2.1	6/10/2024	
3.1	Amended and Restated Certificate of Incorporation.	S-1/A	333-216642	3.2	3/17/2017	
3.2	Amended and Restated Bylaws.	S-1/A	333-216642	3.4	3/17/2017	
4.1	Form of Common Stock Certificate.	S-1/A	333-216642	4.1	3/28/2017	
4.2	Description of Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.					x
10.1#	Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.	S-1/A	333-216642	10.1	3/17/2017	
10.2#	2016 Equity Incentive Plan.	S-1	333-216642	10.2	3/13/2017	
10.3#	Form of Stock Option Grant Notice and Stock Option Agreement under 2016 Equity Incentive Plan.	S-1/A	333-216642	10.3	3/17/2017	
10.4#	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan.	S-1/A	333-216642	10.4	3/17/2017	
10.5#	Form of Restricted Stock Agreement under 2016 Equity Incentive Plan.	S-1/A	333-216642	10.5	3/17/2017	
10.6#	2017 Employee Stock Purchase Plan.	S-1/A	333-216642	10.6	3/17/2017	
10.7#	2008 Equity Incentive Plan.	S-1	333-216642	10.7	3/13/2017	
10.8#	Form of Stock Option Grant Notice and Stock Option Agreement under 2008 Equity Incentive Plan.	S-1	333-216642	10.8	3/13/2017	
10.9#	Form of Restricted Stock Unit Agreement under 2008 Equity Incentive Plan.	S-1	333-216642	10.9	3/13/2017	
10.10#	Employee Incentive Plan.	S-1	333-216642	10.10	3/13/2017	
10.11#	Hearsay Social, Inc. 2019 Equity Incentive Plan.	S-8	333-281441	4.2	8/9/2024	
10.12#	Amended and Restated Outside Director Compensation Policy.	10-Q	001-38056	10.1	9/6/2023	
10.13#	Change of Control and Severance Policy.	S-1	333-216642	10.14	3/13/2017	
10.14#	Form of Employment Agreement with the executive officers of the Company.	S-1/A	333-216642	10.15	3/17/2017	
10.15	Sublease dated as of April 23, 2019 by and between Aetna Life Insurance Company and Yext, Inc.	10-Q	001-38056	10.1	5/31/2019	

101

10.16	Credit Agreement, dated as of March 11, 2020, by and among Yext, Inc., as borrower, the lenders from time to time party thereto, and Silicon Valley Bank, as administrative agent, collateral agent, issuing lender and swingline lender.	8-K	001-38056	10.1	3/12/2020	
10.17	First Amendment to Credit Agreement and Guarantee and Collateral Agreement, dated as of January 29, 2021, among Yext, Inc., as borrower and Silicon Valley Bank, as administrative agent and lender.	10-K	001-38056	10.20	3/16/2021	
10.18	Second Amendment to Credit Agreement, dated as of December 22, 2022, by and among Yext, Inc., Yext Holdings, LLC, the lenders from time to time party thereto, and Silicon Valley Bank, as administrative agent, collateral agent, issuing lender and swingline lender.	8-K	001-38056	10.1	12/27/2022	
10.19	Third Amendment to Credit Agreement, dated as of July 26, 2024, by and among Yext, Inc., Yext Holdings, LLC, the lenders from time to time party thereto, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as administrative agent, collateral agent, issuing lender and swingline lender.	8-K	001-38056	10.1	7/29/2024	
10.20#	Employment Agreement between Yext, Inc. and Michael Walrath.	8-K	001-38056	10.1	3/8/2022	
10.21#	Form of Stand-Alone Inducement Restricted Stock Unit Agreement.	8-K	001-38056	10.2	3/8/2022	
10.22#	Form of Performance-Based Restricted Stock Unit Agreement Under 2016 Equity Incentive Plan.	10-Q	001-38056	10.2	6/7/2023	
10.23#	Letter Amendment to Employment Agreement between Yext, Inc. and Michael Walrath.	10-K	001-38056	10.24	3/13/2024	
10.24#	Form of Restricted Stock Unit Agreement between Yext, Inc. and Michael Walrath.	10-K	001-38056	10.25	3/13/2024	
10.25	Unit Purchase Agreement among Yext, Inc., KabanaSoft, LLC, the Sellers and the Seller Representative, dated as of February 7, 2025.	8-K	001-38056	10.1	2/10/2025	
10.26	Credit Agreement, dated May 15, 2025, by and among the Yext, Inc., the lenders from time to time party thereto and Acquiom Agency Services LLC, as Administrative Agent.	8-K	001-38056	10.1	5/21/2025	
19.1	Yext, Inc. Insider Trading Policy.	10-K	001-38056	19.1	3/13/2025	
21.1	List of subsidiaries of Yext, Inc.					x
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.					x
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K).					x
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					x
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					x
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					x
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					x
97.1#	Compensation Recovery Policy.	10-K	001-38056	97.1	3/13/2024	

102

101 Interactive Data Files Pursuant to Rule 405 of Regulation S-T formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of January 31, 2026 and 2025, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended January 31, 2026, 2025 and 2024, (iii) Consolidated Statements of Stockholders' Equity as of January 31, 2026, 2025 and 2024, (iv) Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2026, 2025 and 2024 and (v) Notes to Consolidated Financial Statements. 104 The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2026, formatted in Inline XBRL (included in Exhibit 101). * These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Yext, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings. # Indicates a management contract or compensatory plan or agreement. Item 16. Form 10-K Summary None. 103

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. Date: March 10, 2026 Yext, Inc. By: /s/ Darryl Bond Darryl Bond Chief Financial Officer (Principal Financial Officer) POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Walrath and Darryl Bond, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated. Signature Title Date /s/ Michael Walrath Chief Executive Officer and Director March 10, 2026 Michael Walrath (Principal Executive Officer) /s/ Darryl Bond Chief Financial Officer March 10, 2026 Darryl Bond (Principal Financial Officer) /s/ Allan Tang Chief Accounting Officer March 10, 2026 Allan Tang (Principal Accounting Officer) /s/ Mark Davis Director March 10, 2026 Mark Davis /s/ Jesse Lipson Director March 10, 2026 Jesse Lipson /s/ Andrew Sheehan Director March 10, 2026 Andrew Sheehan /s/ Evan Skorpen Director March 10, 2026 Evan Skorpen /s/ Hillary Smith Director March 10, 2026 Hillary Smith /s/ Seth Waugh Director March 10, 2026 Seth Waugh 104